Form 10-K, Exhibit 13
period 1993-12-31
ORANGE & ROCKLAND UTILITIES INC
filed 1994-03-30
CIK 74778

Review of the Company's Results of Operations and Financial Condition

Orange and Rockland Utilities, Inc. and Subsidiaries

                         Financial Performance

  Earnings per average common share for 1993 were $3.06, compared to $3.15 in 1992 and $3.12 in 1991. The 1993 earnings were adversely affected by the cost of the independent investigation described below under "Events Affecting the Company". Despite the controversy surrounding the Company during the second half of 1993, the core utility business produced strong operating results for the year which allowed the company to maintain its sound financial condition.
Dividends paid for the year increased to $2.49 per share from the $2.43 paid in 1992 and the $2.37 paid in 1991. The Company has maintained a stable capital structure of 47% long-term debt, 6% preferred stock and 47% common equity.
  Consolidated earnings available for common stock were $41.5 million in 1993, $42.3 million in 1992 and $41.3 million in 1991. Earnings per average common share are summarized as follows:

                                 1993            1992          1991
Utility operations              $3.37           $3.12         $3.00
Investigation costs              (.29)              -             -
Diversified activities           (.02)            .03           .12
Consolidated earnings
  per share                     $3.06           $3.15         $3.12


  As a result of the positive effects of the electric and gas rate agreements in New York and New Jersey and the Company's successful cost containment programs, earnings from utility operations increased $.25 in 1993, as compared with 1992. This increase was more than offset by the cost of conducting the independent investigation described below. The earnings attributable to the diversified activities decreased $.05 and $.09 per share when comparing 1993 to 1992 and 1992 to 1991, respectively. The decline in non-utility earnings is primarily a result of continuing competitive pressure in the gas marketing business which substantially limited the subsidiary's gross profit margin, as well as by the disappointing results of operations by the communications subsidiary.
  The earned return on common equity was 11.2% in 1993, compared to 11.9% in 1992, and 12.1% in 1991. Book value per share at year-end 1993 was $27.79 compared to $27.22 and $26.33 in 1992 and 1991, respectively.
  The Company continued to provide a fair and equitable return on shareholders' investments by increasing the dividend paid on common stock by $.06 in 1993, 1992 and 1991. This marks the eighteenth consecutive year dividends paid to shareholders have been increased.

                     Events Affecting the Company

  During the third quarter of 1993, the Rockland County (NY) District Attorney charged a then Vice President of the Company with grand larceny, commercial bribery and making illegal political contributions and commenced a related investigation of the Company. Two other former employees reporting to the Vice President were charged with grand larceny. The Board of directors promptly formed a Special Committee of outside directors (Special Committee), with authority to take any steps deemed necessary or desirable, to conduct an independent investigation into such matters, in order to determine to what extent there were any other improprieties and to make recommendations as to any necessary remedial measures. The Special Committee has retained investigative counsel and an accounting firm to assist its inquiry.
  The New York Public Service Commission (NYPSC) and New Jersey Board of Regulatory Commissioners (NJBRC) also began investigations to determine the impact of these events on the Company's ratepayers. The
Company is cooperating fully in the inquiries and has pledged to return to customers any funds that are discovered to have been misappropriated. Under agreements reached with the NYPSC and the NJBRC, the Company agreed to refund $345,000 to its New York ratepayers during the period November 1993 through January 1994 and Rockland Electric Company (RECO) is refunding $94,100 to New Jersey ratepayers in February and March 1994 through reductions in the applicable fuel adjustment charges. Any misappropriated funds identified with Pike County Light & Power Company's (Pike) electric and gas operations in Pennsylvania will also be promptly refunded to ratepayers in that state.
  On November 4, 1993 the Company signed a Joint Cooperation Agreement with the Rockland County District Attorney's office which creates an Inspector General's office within the Company to monitor its efforts to implement and maintain programs to ensure the highest ethical standards of business conduct. The agreement also specified a number of other steps the Company will undertake to aid in the ongoing investigation and prevent any reoccurrence. As a result of the agreement and the Company's continued cooperation with the inquiry, the District Attorney has agreed not to file any criminal charges against the Company or any of its subsidiaries in connection with the current investigation.
  The former Company officer and two former employees charged by the District Attorney subsequently pleaded guilty to all counts. The District Attorney's Office has identified $374,124 as representing the amount of funds misappropriated by these individuals. As part of their plea, the two former employees agreed to a partial restitution agreement pursuant to which they will reimburse to the Company a sum of $199,709 prior to their sentencing, scheduled for May 4, 1994.
  The investigations being conducted by the Special Committee of the Board of Directors and the District Attorney, along with those of the NYPSC and the NJBRC, are still under way. The Company intends to take all appropriate actions to protect the interests of its customers and shareholders. It is not possible to predict at this time the extent of additional refunds that may be required by the NYPSC, if any.
  During 1993 the Company incurred expenses of $6.1 million for legal counsel, accountants, and other consultants in connection with the investigation and related matters. These activities are currently anticipated to continue through the first half of 1994. It is currently estimated that the Company will incur from $3.0 to $6.0 million of expenses in 1994 to conclude the investigation. These expenditures are not recoverable from ratepayers. The Company will attempt to offset these costs to the extent possible by achieving savings in the cost of operations during the year.
  During the fourth quarter, James F. Smith was terminated for cause as Chief Executive Officer and removed as Chairman of the Board of Directors, and Victor J. Blanchet, Jr. was appointed to serve as Acting Chief Executive Officer.
  In order to fully protect its interests, the Company has initiated lawsuits in federal and state courts to recover misappropriated funds. In related activities, two lawsuits have been brought by shareholders and another by ratepayers seeking damages resulting from these events. For more information on these legal proceedings, refer to Note 12 of Notes to Consolidated Financial Statements.

                         Results of Operations

  The discussion which follows identifies the principal causes of the significant changes in the amounts of revenues and expenses affecting income available for common stock by comparing 1993 to 1992 and 1992 to 1991. This discussion should be read in conjunction with the Notes to Consolidated Financial Statements and other financial and statistical information contained elsewhere in this report. The following is a summary of the changes in earnings available for common stock:

Increase (Decrease) From Prior Year                       1993   1992
                                                (Millions of Dollars)
Utility Operations:
  Operating revenues                                     $39.8  $24.6
Energy costs                                              15.5     .4
     Net revenues from utility operations                 24.3   24.2
Other utility operating expenses and taxes                20.4   21.1
Diversified revenues                                      87.4   88.5
Diversified operating expenses and taxes                  88.0   88.8
Income from operations                                     3.3    2.8
Other income and deductions                               (5.6)   (.6)
Interest charges                                          (1.3)   1.3
Net income                                                (1.0)    .9
Preferred dividends                                        (.1)   (.2)
Earnings available for common stock                      $ (.9) $ 1.1


                 Electric Operating Revenues and Sales

  Electric operating revenues, net of fuel and purchased power costs, increased by 6.1% or $20.0 million and 5.2% or $16.4 million in 1993 and 1992, respectively.

  The components of these changes are attributable to the following factors:

Increase (Decrease) From Prior Year                       1993   1992
                                                (Millions of Dollars)
Change in rates, sales mix and other operating revenues  $17.9  $14.3
Fuel cost recoveries                                       2.1   (3.7)
Sales volume changes                                       3.8   (1.4)
  Subtotal                                                23.8    9.2
Sales for resale                                           (.6)  (2.6)
  Total electric revenues                                 23.2    6.6
Electric energy costs                                      3.2   (9.8)
  Net electric revenues                                  $20.0  $16.4


  The increase in electric revenue in 1993 was the result of rate agreements in New York and New Jersey as well as higher sales volumes. The increase in 1992 was the result of the rate agreements.
  Electric sales to customers for the last five years are shown in the accompanying table: [Graphics Chart; see Appendix A of Exhibit 13]
  The changes in electric sales by class of customer from the prior year are as follows:

                                                          1993   1992
Residential                                               5.1%  (4.0%)
Commercial                                                (.1%)  (.4%)
Industrial                                                4.4%   3.7%
Public street lighting                                     .6%   2.8%
Sales to public authorities                               2.5%  (4.4%)

  Warmer summer weather in 1993, and an increase in the number of customers compared to the previous year, resulted in increased electric retail sales of 3.5% compared to a decrease of .4% in 1992. The decrease during 1992 was principally the result of cooler summer weather which was partially offset by the increased number of customers when compared to 1991.
  The Company is committed to continuing to meet the energy needs of its customers by pursuing least-cost methods. Demand-Side Management
(DSM) programs, which are designed to reduce peak load, encourage efficient energy usage and reduce the need for costly investments in new generating capacity, continue to be a priority. These efforts resulted in the Company fully achieving the DSM goals established by the NYPSC in the 1990 electric rate case, producing an energy-efficiency savings of approximately 126,400 Mwh in 1993 and 88,200 Mwh in 1992. As a result, the Company earned the maximum allowable incentive provided by the NYPSC approved rate agreement, an additional 100 basis points on the Company's return on equity applicable to New York electric operations in 1993 and 90 additional basis points in 1992. In addition to DSM, the Company continues to actively seek cost effective energy supply options, such as independent power producers and purchase power agreements with other utilities.
  An innovative rate-making procedure called Regulatory Decoupling Mechanism (RDM), which became effective January 1, 1991, required among other things, the reconciliation of actual electric sales revenue based on usage in the Company's New York franchise territory to the level allowed in rates, thereby minimizing the impact of future sales volume changes on earnings. The Company's earnings from New York electric operations under the RDM agreement are dependent on its success in achieving its DSM and customer service incentive goals, as well as controlling operation and maintenance costs within levels provided for in rates. Under the agreement, New York electric revenue targets, net of fuel and taxes, amounted to $223.2 and $213.5 million, compared to actual sales revenues based upon usage of $230.1 and $214.0 million, in 1993 and 1992, respectively, requiring the Company to record revenue reductions of $6.9 million in 1993 and $.5 million in 1992. The Company's success in achieving its DSM and customer service goals allowed it to earn incentives amounting to $3.1 million for DSM and $.5 million for customer service achievements in 1993, compared to $2.7 million for DSM and $.5 million for customer service achievements in 1992.
  The RDM agreement was scheduled to expire in 1993. However, the NYPSC has extended the agreement through June 30, 1994 and the Company has requested a further extension through December 31, 1994. The NYPSC has not as yet acted on the Company's request which would maintain the reconciliation of electric sales to the amount provided for in rates. If the RDM agreement is not extended past June 30, 1994 future electric earnings from the Company's New York operations, in addition to its New Jersey and Pennsylvania operations, will be affected by changes in sales volumes resulting from the strength of the economy, weather conditions and the conservation efforts of customers.
  Sales for resale decreased by 7.3% in 1993 after decreasing by 15.0% in 1992. Revenues from these sales are primarily a recovery of costs and, under the applicable tariff regulations, have a minimal impact on the Company's earnings.

                         Electric Energy Costs

  The cost of fuel used in electric generation and purchased power increased 2.4% or $3.2 million in 1993 after decreasing 6.8% or $9.8 million in 1992. The components of these changes in electric energy costs are as follows:


Increase (Decrease) From Prior Year                       1993   1992
                                                (Millions of Dollars)
Prices paid for fuel and
  purchased power                                        $(1.8) $(2.0)
Changes in Kwh generated
  or purchased                                             4.7   (2.3)
Deferred fuel charges                                       .3   (5.5)
Total                                                    $ 3.2  $(9.8)

  The price paid for fuel and purchased power per kilowatt hour over the last five years is shown in the following table: [Graphics Chart, see Appendix A of Exhibit 13]

  The Company's tariff schedules include adjustment clauses under which fuel and certain purchased power costs are recovered. In New York, an incentive-based mechanism associated with the electric fuel adjustment clause provides for the sharing of up to a 20% variation between actual costs and forecast fuel targets, to a maximum of $1,762,000. In 1993, 1992, and 1991 pre-tax earnings were enhanced by $755,000, $800,000 and $364,000, respectively, as a result of this mechanism. The Company maintains an aggressive program of managing its sources of fuel and energy purchases to provide its customers with the lowest cost of energy available at any given time. The Company's ability to burn coal and natural gas has enabled it to reduce its use of fuel oil significantly. Energy is purchased from other utilities whenever available at a price lower than the cost of production at the Company's generating plants. The Company continues to use the least costly fuel available for generating electricity.
  The sources of electricity available for sale during the last three years are as follows:

                                                   1993   1992   1991
Source of Electricity Sold:
  Company generation:
     Oil                                             5%    10%     14%
     Natural gas                                    16     21      22
     Coal                                           33     33      36
     Hydro                                           4      3       3
  Other supply:
     Purchased power                                42     33      25
        Total                                      100%   100%    100%

                   Gas Operating Revenues and Sales

  Net gas revenues increased 6.8%, or $4.3 million, and 14.1%, or $7.8 million, for 1993 and 1992, respectively.
  These changes are attributable to the following factors:

Increase (Decrease) From Prior Year                       1993   1992
                                                (Millions of Dollars)
Change in rates, sales mix
  and other operating revenues                           $ 5.2  $ 5.7
Gas cost recoveries                                       13.8    8.2
Sales volume changes                                        .2    6.3
  Subtotal                                                19.2   20.2
Sales to interruptible customers                           (.8)  (2.1)
Sales for resale                                          (1.8)   (.1)
  Total gas revenues                                      16.6   18.0
Gas energy costs                                          12.3   10.2
Net gas revenues                                         $ 4.3  $ 7.8

  The increase in gas revenues in 1993 was due to the recovery of higher purchased gas costs than experienced in the previous year and increased gas rates as a result of a September 30, 1992 gas rate agreement. Under the 1992 rate agreement the level of firm gas sales in New York is subject to a weather normalization adjustment. As a result, fluctuations in future gas sales due to weather conditions will have a minimal impact on earnings. The increase in 1992, prior to the agreement, was primarily attributable to an increase in sales reflecting a colder winter than experienced in 1991.
  Gas sales to firm customers for the last five years are shown in the accompanying table: [Graphics Chart; see Appendix A of Exhibit 13]
  The changes in firm gas sales by class of customer from the prior year are as follows:


                                                          1993   1992
Residential                                               1.0%   12.4%
Commercial and industrial                                (1.5%)  10.8%

  Firm gas sales increased by less than 1% in 1993 after increasing 11.9% in 1992. Sales in 1993 were affected by the increased number of customers, while 1992 was favorably affected by weather conditions which were cooler than the preceding heating season.
  Effective December 15, 1992, under the terms of a multi-year gas rate agreement extending through 1996, the level of firm sales in New York is subject to a weather normalization adjustment. The Company will adjust firm gas sales revenues to the extent actual degree days vary more than plus or minus 2.2% from the degree days utilized to project sales. Therefore, weather conditions will have a minimal impact on gas revenues through 1996.
  Revenues from interruptible gas customers (customers with alternative fuel sources) decreased 23.7% and 38.3% in 1993 and 1992, respectively. These sales are dependent upon the availability and price competitiveness of alternative fuel sources. As a result of applicable tariff regulations, these sales do not have a substantial impact on earnings.

                           Gas Energy Costs

Utility gas energy costs increased by 15.8%, or $12.3 million, and 15.2% or $10.2 million in 1993 and 1992, respectively.
  The changes in utility gas energy costs for the years 1993 and 1992 are a result of the following:

Increase (Decrease) From Prior Year                       1993   1992
                                                (Millions of Dollars)
Prices paid to gas suppliers*                            $ 2.7  $14.6
Firm and interruptible Mcf sendout                        (2.1)   3.3
Deferred fuel charges                                     11.7   (7.7)
  Total                                                  $12.3  $10.2
*Net of refunds received from gas suppliers.

  The increases in 1993 and 1992 were attributable to the increase in gas prices charged by the Company's pipeline suppliers and the deferred fuel charges. The Company continues its policy of the aggressive use of spot market purchases in order to provide price flexibility, while assuring an adequate supply of gas with a variety of long-term contracts with pipeline suppliers.

  The price paid for purchased gas per thousand cubic feet (Mcf) over the last five years is shown in the accompanying table: [Graphics Chart; see Appendix A of Exhibit 13]
  Gas costs from gas suppliers were adversely affected by the actions of the Federal Energy Regulatory Commission (FERC), which had authorized pipeline suppliers to pass through take-or-pay costs resulting from contract negotiations with gas producers to local distribution companies, including the Company. The Company is currently allowed by the NYPSC to pass through 65% of these costs while deferring the remaining dollars until the NYPSC completes a review of this matter. As of December 31, 1993, the Company had deferred $3.7 million of these costs.
  On April 8, 1992, the FERC issued Order No. 636. The rule requires significant changes to the structure of the natural gas industry, and more specifically, to the manner in which pipelines provide service. Order No. 636 has changed the manner in which the Company obtains its gas supplies by unbundling the transportation, storage and supply services offered by interstate gas pipelines into separate components. The Company has assumed direct responsibility for its gas acquisition and transportation. The Company is well positioned to manage the new gas supply environment created by Order No. 636 due to its high load factors, geographic location and extensive gas procurement experience. While the FERC's objective is to restructure the industry to promote competition among gas suppliers to ensure supply at the lowest reasonable cost, there are significant initial costs associated with the implementation of the restructuring rule. Specifically, Order No. 636 authorizes pipelines to recover from their customers certain transition costs resulting from implementation of the rulemaking. The Company's four principal pipeline suppliers made filings with the FERC during 1993 for approval of a portion of their restructuring transition costs and proposed allocation procedures to flow the approved costs through to their customers. The Company currently estimates that its obligation at December 31, 1993 for Order No. 636 transition costs will be approximately $21.5 million. The NYPSC has not as yet determined its policy with respect to recovery of transition costs. However, on October 28, 1993 the NYPSC instituted a generic proceeding to review the issues associated with Order No. 636 restructuring. Management believes that any transition costs resulting from the FERC Order should be fully recoverable in gas rates to the extent such costs were prudently incurred.

              Other Utility Operating Expenses and Taxes

  A comparison of other operating expenses and taxes for utility operations is presented in the following table:

Increase (Decrease) From Prior Year                       1993   1992
                                                (Millions of Dollars)
Other operation expenses                                 $12.5  $10.4
Maintenance                                                 .4    2.2
Depreciation & amortization                                (.1)   2.1
Taxes                                                      7.6    6.4
  Total                                                  $20.4  $21.1

  The cost of DSM programs increased other operation expenses in 1993 and 1992 by $8.0 million and $5.2 million, respectively. These costs are recovered in revenues on a current basis. The remaining increase in 1993, as well as the 1992 increase, was the result of higher operation expenses associated with inflationary increases in the cost of labor, material and services.
  Maintenance costs increased 1.0% and 5.5% in 1993 and 1992, respectively. The 1993 increase was the result of slightly higher maintenance costs in the production plants. The increase in 1992 was primarily the result of the Company's intensive program of maintaining its distribution facilities to ensure service reliability to its customers.
  Depreciation and amortization expenses decreased $.1 million in 1993 after increasing $2.1 million in 1992. The decrease in 1993 was the result of the amortization of certain excess depreciation reserves provided in the 1992 gas rate agreement. The increase in 1992 was the result of normal additions to plant.
  Taxes other than income taxes increased $3.5 million and $4.3 million in 1993 and 1992, respectively. The increase in each year was primarily the result of taxes associated with increased revenues and property taxes. Federal income tax expense increased $4.1 million in 1993 and $2.1 million in 1992. For a detailed analysis of income tax components, see Note 2 of Notes to Consolidated Financial Statements.

                        Diversified Activities

  The Company's diversified activities consist of gas marketing, gas production, land development and communications businesses conducted by its wholly owned non-utility subsidiaries.
  Diversified revenues increased $87.4 million and $88.5 million in 1993 and 1992, respectively. The increase in revenues over the last two years are primarily the result of gas marketing revenues, which were favorably affected by increased customers and higher sales volumes.
  Operating expenses, including cost of gas marketing sales, depreciation and taxes, increased $88.0 million and $88.8 million in 1993 and 1992, respectively. These increases are directly related to gas marketing purchases which were $85.9 and $86.7 million higher in 1993 and 1992, respectively. Other expenses of operation, maintenance, depreciation and taxes increased $2.1 million in 1993 and 1992.
  Operating income from diversified activities decreased by $.6 million and $.3 million in 1993 and 1992, respectively. The decline was a result of lower gross profit margins realized by the gas marketing subsidiary and operating losses sustained by the communication subsidiary.
  The Company will continue to look to its gas marketing activities to make positive contributions to operating results in the future. The Company's investment in real estate and communication ventures is modest and not material to the consolidated operating results. The health of the economy will have a significant impact on future performance of these investments.

           Other Income and Deductions and Interest Charges

  Other income and other deductions decreased by $5.6 million in 1993 when compared to 1992. The most significant reason for the decrease was the cost of the investigation and related matters described under "Events Affecting the Company" which amounted to $6.1 million.
  Interest charges decreased $1.3 million or 3.6% in 1993 after increasing $1.3 million, or 3.7%, in 1992. The 1993 decrease is the result of refinancing certain of the Company's long-term issues, taking advantage of the lower interest rates available. The 1992 increase is the result of the additional interest on short-term debt and the change in allowance for borrowed funds used during construction.

                    Liquidity and Capital Resources

  At December 31, 1993, the Company estimated the cost of its construction program and other capital requirements for 1994, 1995 and 1996 to be as follows:

                                                  1994   1995   1996
                                                (Millions of Dollars)
Construction expenditures                         $71.3  $79.1  $78.2
Retirement of long-term debt and preferred stock    1.4   20.4    1.4
  Total                                           $72.7  $99.5  $79.6

  It is currently expected that the Company's capital requirements over the three-year period 1994 through 1996 will be met primarily with funds from operations. The Company does, however, anticipate that it may issue debentures during 1995, the amount, timing and terms of which would be determined by market conditions at the time of issuance. The proceeds of such debt issuance would be used to refinance the Company's First Mortgage Bonds, Series H, which mature during 1995 and to reduce short-term debt.
  In response to the favorable interest rate environment, the Company determined that it was economical to refinance certain series of its first mortgage bonds. On February 23, 1993, the Company sold at face value, $20 million of 6.14% Debentures due 2000 (Series C) and $35 million of 6.56% Debentures due 2003 (Series D), (together the "Debentures"). The net proceeds to the Company from the sale of the Debentures, together with cash provided by the Company, were used to refund, on April 3, 1993, an aggregate of $58 million principal amount of the Company's First Mortgage Bonds outstanding. The principal amount and series of First Mortgage Bonds refunded were: $21 million of 7 1/2% Bonds, Series K due 2001; $12 million of 8% Bonds, Series L due 2001; and $25 million of 8 1/8% Bonds, Series M due 2003.
  In addition, on February 25, 1993 RECO sold $20 million of First Mortgage 6% Bonds, Series I due 2000 (Series I Bonds). The Series I Bonds were sold at a discount to yield 6.11% to the public. The net proceeds to RECO from the sale of the Series I Bonds were used to pay the principal and redemption premium on an aggregate of $16,017,000 of RECO's outstanding First Mortgage Bonds and for other corporate purposes. The principal amount and series of First Mortgage Bonds refunded on March 27, 1993 were: $5,000,000 of 9 1/8% Bonds, Series D due 2000; $6,000,000 of 7 7/8% Bonds, Series E due 2001; $3,680,000 of
8.95% Bonds, Series F due 2004; and $1,337,000 of 10% Bonds, Series G due 1997.
  During 1992 the Company entered into a bond purchase agreement relating to the issuance of $55 million pollution control variable rate refunding revenue bonds in 1994 (the "1994 Bonds") through the New York State Energy Research and Development Authority (NYSERDA). The proceeds of the refunding will be utilized to redeem in 1994 the $55 million NYSERDA 10 1/4% Pollution Control Revenue Bonds (Orange and Rockland Utilities, Inc. Projects), 1984 Series (1984 Bonds) due October 1, 2014. The 1984 Bonds were issued and sold by NYSERDA on behalf of the Company in 1984 and can be called by the Company on or after October 1, 1994.
  Related to this action, the Company has entered into a forward interest rate swap agreement (Swap Agreement). The Swap Agreement anticipates the issuance of the 1994 Bonds by NYSERDA and the issuance by the Company of a related variable rate promissory note in a like amount to NYSERDA (1994 Company Note). Pursuant to the Swap Agreement, the Company will pay interest at a fixed rate of 6.09% to a swap counter party and will receive in return a variable rate of interest. This variable rate will be identical to the variable rate payment on the 1994 Company Note, resulting in the Company paying a fixed rate of 6.09%.
  The Company and its utility subsidiaries have available bank lines of credit of $59 million and O&R Energy, Inc., a non-utility subsidiary of RECO has a $15 million line of credit. Information regarding short-term borrowings during the past three years is as follows:

Year Ended December 31,                            1993    1992  1991
                                                (Millions of Dollars)
Weighted average interest rate at year-end          3.6%   3.7%   5.5%
Amount outstanding at year-end                    $46.2  $41.5  $30.0
Average amount outstanding for year               $35.3  $23.9  $11.3
Daily weighted average interest rate during year    3.3%   3.8%   6.0%
Maximum amount outstanding at any month-end       $46.2  $41.5  $30.0

  The current designations by the rating services are as follows:

                    Duff and Phelps    Fitch        Moody's   Standard
                     Credit Rating   Investors     Investors  & Poor's
                        Company    Service, Inc. Service, Inc.  Corp.
Commercial paper         D-1            F-1+        P-1         A-1
First mortgage bonds       A+            AA-         A2           A+
Unsecured debt             A             AA-         A3           A+
Preferred stock            A-            AA-         a2           A

                            Rate Activities

                               New York

  On August 29, 1990, the NYPSC approved an electric rate agreement which provided, among other things, for annual rate adjustments during the three years covered by the agreement (1991-1993) as determined through the application of the RDM procedures. These procedures provide for the reconciliation of revenue deviations between forecasted sales and actual sales. In addition, the RDM provides for the opportunity to recover changes in the cost of providing service such as wages, property taxes, inflation, capacity purchases, major maintenance costs, rate base additions and the cost of capital. On January 31, 1992, the Company filed with the NYPSC the first adjustment to rates pursuant to the RDM. The total increase in annual revenues of $7.4 million, or 2.4%, included the maximum allowable incentive award of 1.06% on common equity. The adjustment was approved by the NYPSC on April 22, 1992, with new rates effective May 1, 1992. On February 4, 1993 (revised April 8, 1993), the Company filed with the NYPSC the second adjustment to electric rates pursuant to the RDM which amounted to an increase in annual revenues of $11.3 million, or 3.5%, including the maximum allowable incentive award of 1.06% on common equity. The second adjustment was approved by the NYPSC on April 21, 1993, with new rates effective May 1, 1993.
  During the second quarter of 1992, the Company and the NYPSC Staff entered into a settlement agreement regarding an application the Company filed with the NYPSC on January 16, 1992, which requested an annual increase in gas revenues of $8.0 million, based on a rate of return on common equity of 12.75% and an overall rate of return of 10.68%. The agreement, approved by the NYPSC on September 30, 1992, provides for an annual increase in gas revenues of $3.8 million, or 2.6%. The agreement also contains a weather adjustment clause that automatically adjusts rates to offset the effects of variations in weather from that assumed for setting rates. The four-year agreement provides for an overall rate of return of 10.26%, with a base return on common equity of 12.15% including incentives of 50 basis points.
On September 1, 1993, the Company filed with the NYPSC the first adjustment to rates pursuant to the settlement agreement. The total increase in annual revenues is $2.7 million or 1.8%. Although the settlement provides for an effective date of this adjustment of January 1, 1994, the Company has agreed to extend the effective date until June 30, 1994, in connection with the Order described below, which was issued in the Company's electric rate case on October 4, 1993. The Company has requested an additional extension until December 31, 1994.
  On January 29, 1993, the Company filed for an increase in electric rates of $17.1 million to be effective January 1, 1994. The rate application seeks a three-year (1994-1996) extension of the RDM revenue reconciliation and operating cost adjustment procedures currently in place. Continuation of a modified energy efficiency and customer service incentive programs are also requested. In addition, the Company is requesting implementation of a new power plant efficiency incentive. The rate increase request includes a 12.25% return on equity. On October 4, 1993, the NYPSC, as a result of the investigation into alleged financial improprieties described under "Events Affecting the Company", issued an Order in this case (the Order) which provided that, subject to certain conditions, the Company could agree to a six-month extension of the NYPSC's statutory suspension period to June 30, 1994. The Company has agreed to the extension of the suspension period and the associated conditions. A condition of the Order is that the Company continue existing rate-making mechanisms, prescribed under the RDM procedure, for the duration of the suspension period. In addition, the Order specified that up to $3.0 million of revenue be made subject to refund pending final resolution of the ongoing investigation. A request for further extension through December 31, 1994, under the same conditions, was made by the Company on December 17, 1993. The NYPSC staff has submitted comments opposing some of the terms of the Company's extension. At this time, the Company cannot predict the outcome of this action.
  The NYPSC has accepted the Company's proposal for a two-month temporary rate reduction of $115,000 per month related to the misappropriation of funds. The Company has voluntarily extended the temporary rate reduction for a third month, through January 1994, bringing the total amount refunded to New York ratepayers to $345,000. It is not possible to predict at this time the extent of additional refunds that may be required by the NYPSC, if any.

                              New Jersey

  In January 1992, an increase in electric rates of $5.1 million was granted by the NJBRC in response to Rockland Electric Company's (RECO) March 18, 1991 petition requesting a $12.9 million increase in base rates. This increase includes a 12% rate of return on equity. In addition, the NJBRC initiated a Phase II proceeding in this case to address the effect of tax legislation adopted June 1, 1991. That legislation changed the procedure under which certain taxes are collected from the State's utilities. Previously, RECO had been subject to an effective gross receipts and franchise tax of 12.5%, which the utilities paid in lieu of property taxes. The new tax is based upon the number of units of energy (kwh or therms) delivered by a utility rather than revenues. The legislation also requires that utilities accelerate payment to the State of New Jersey of the taxes collected. As a result, RECO is required to make additional tax payments of approximately $16 million during the period 1993-1994. On November 12, 1992, the NJBRC approved the recovery of the additional tax over a ten-year period. A carrying charge of 7.5% on the unamortized balance was also approved. The amount of unamortized accelerated payments is included in Deferred Revenue Taxes in the accompanying financial statements.
  On February 26, 1993 the New Jersey Department of Public Advocate, Division of Rate Counsel ("Rate Counsel") filed a Notice of Appeal from the NJBRC Decision and Order with the Superior Court of New Jersey Appellate Division, stating as grounds for the appeal that the Decision is arbitrary and capricious and would result in unjust and unreasonable rates. Rate Counsel's brief and RECO's brief in response were filed in October 1993. The Company believes the suit is without merit and the NJBRC decision in this case will prevail.
  Under an agreement with the NJBRC to return to customers funds misappropriated by employees, RECO has agreed to refund to New Jersey ratepayers $94,100 through reductions in the applicable fuel adjustment charges in February and March 1994. The Company has also pledged to return any other funds that are discovered to have been misappropriated.
                             Pennsylvania

  On November 19, 1992, the Company's Pennsylvania utility subsidiary, Pike, filed with the Pennsylvania Public Utilities Commission (PPUC) for a $497,000 increase in electric rates and a $36,300 increase in gas rates. The proposed rates apply to all commercial, industrial, municipal and residential customers. During April 1993, Pike and the other parties involved in this proceeding signed a stipulated agreement which provides for an increase of $270,000, or 6.6% for electric rates and $12,000, or 1.5% for gas rates. On June 10, 1993 the PPUC approved the electric rate settlement with rates effective June 11, 1993. On June 24, 1993 the PPUC approved the gas rate settlement with rates effective June 25, 1993. With regard to the ongoing investigation into alleged financial improprieties, Pike has pledged to return to ratepayers any funds discovered to have been misappropriated.

                          Other Developments
                             SFAS No. 112

  In November 1992 the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 112 "Employers' Accounting for Postemployment Benefits" (SFAS No. 112), which requires the recognition on an accrual basis of the cost of postemployment benefits, such as salary continuation, severance pay, and disability benefits, provided to former or inactive employees. The Company currently recognizes the cost of such benefits as they are paid. Adoption of SFAS No. 112 is mandatory for fiscal years beginning after December 15, 1993. The Company anticipates adopting this accounting standard in 1994; however, it does not expect adoption to have a material adverse effect on the Company's results of operations.

                         Effects of Inflation

  The Company's utility revenues are based on rate regulation, which provides for recovery of operating costs and a return on rate base. Inflation affects the Company's construction costs, operating expenses and interest charges and can impact the Company's financial performance if rate relief is not granted on a timely basis.
Financial statements, which are prepared in accordance with generally accepted accounting principles, report operating results in terms of historic costs and do not recognize the impact of inflation.

Consolidated Statements of Income and Retained Earnings

Orange and Rockland Utilities, Inc. and Subsidiaries
CAPTION

                                                                          Year Ended December 31,
                                                                           1993               1992               1991
                                                                                     (Thousands of Dollars)
Operating Revenues:
  Electric (Note 1)                                                      $480,553           $456,768           $447,580
  Gas (Note 1)                                                            157,257            140,679            122,687
  Electric sales to other utilities                                         6,414              6,965              9,575
     Total Utility Revenues                                               644,224            604,412            579,842
  Diversified activities (Note 1)                                         327,147            239,766            151,202
     Total Operating Revenues                                             971,371            844,178            731,044
Operating Expenses:
  Operations:
     Fuel used in electric production                                      74,480             85,005            101,702
     Electricity purchased for resale                                      62,969             49,245             42,402
     Gas purchased for resale (Note 1)                                     89,984             77,700             67,470
     Non-utility gas marketing purchases                                  310,467            224,579            137,848
     Other expenses of operation (Note 1)                                 154,073            138,853            127,399
  Maintenance                                                              42,861             42,473             40,275
  Depreciation and amortization (Note 1)                                   34,520             34,469             32,082
  Taxes other than income tax(Note 14)                                     93,615             90,387             85,761
  Federal income taxes (Notes 1 and 2)                                     25,869             22,232             19,717
     Total Operating Expenses                                             888,838            764,943            654,656
Income from Operations                                                     82,533             79,235             76,388
Other Income and Deductions:
  Allowance for other funds used during construction (Note 1)                  40                350                677
  Investigation costs (Note 12)                                            (6,139)                 -                  -
  Other-net (Note 1)                                                         (937)               812                828
  Taxes other than income taxes (Note 14)                                     (94)               (97)              (105)
  Federal income taxes (Notes 1 and 2)                                      3,525                895              1,188
     Total Other Income and Deductions                                     (3,605)             1,960              2,588
Income Before Interest Charges                                             78,928             81,195             78,976
Interest Charges:
  Interest on long-term debt                                               30,384             32,238             32,518
  Other interest                                                            2,849              2,861              2,105
  Amortization of debt premium and expense-net                              1,116                364                320
  Allowance for borrowed funds used during construction (Note 1)             (236)               (80)              (835)
     Total Interest Charges                                                34,113             35,383             34,108
Net Income                                                                 44,815             45,812             44,868
Dividends on preferred and preference stock, at required rates              3,364              3,478              3,591
Earnings applicable to common stock                                        41,451             42,334             41,277
Cash dividends on common stock: $2.49, $2.43 and $2.37                     33,694             32,589             31,308
Balance to retained earnings                                                7,757              9,745              9,969
Retained earnings, beginning of year                                      176,422            166,677            156,708
Retained earnings, end of year                                           $184,179           $176,422           $166,677
Average number of common shares outstanding (000's)                        13,532             13,438             13,238
Earnings per average common share outstanding                            $   3.06           $   3.15           $   3.12
The accompanying notes are an integral part of these statements.

Consolidated Balance Sheets
Orange and Rockland Utilities, Inc. and Subsidiaries
CAPTION

                                                                                          December 31,
                                                                                              1993               1992
                                                                                               (Thousands of Dollars)

Assets:
  Utility Plant:
     Electric                                                                             $  931,827         $  908,021
     Gas                                                                                     189,000            177,778
     Common                                                                                   52,525             50,263
        Utility Plant in Service                                                           1,173,352          1,136,062
     Less accumulated depreciation                                                           372,279            348,315
        Net Utility Plant in Service                                                         801,073            787,747
     Construction work in progress                                                            30,907             26,939
        Net Utility Plant (Notes 1, 7, 11 and 12)                                            831,980            814,686

  Non-utility Property:
     Non-utility property                                                                     35,049             34,158
     Less accumulated depreciation, depletion and amortization                                13,041             12,069
        Net Non-utility Property (Notes 1 and 7)                                              22,008             22,089
  Current Assets:
     Cash and cash equivalents (Notes 8 and 9)                                                14,256             15,378
     Temporary cash investments (Note 9)                                                       1,447                878
     Customer accounts receivable, less allowance for uncollectible
        accounts of $2,026 and $1,651 (Note 1)                                                60,289             50,525
     Accrued utility revenue (Note 1)                                                         23,017             25,791
     Other accounts receivable, less allowance for uncollectible
        accounts of $60 and $61                                                               11,619             12,827
     Gas marketing accounts receivable, less allowance for
        uncollectible accounts of $513 and $75                                                49,206             37,702
     Materials and supplies (at average cost):
        Fuel for electric generation                                                           8,951             10,865
        Gas in storage                                                                        13,413             10,752
        Construction and other supplies                                                       16,698             16,708
     Prepayments and other current assets                                                     40,626             35,577
        Total Current Assets                                                                 239,522            217,003

  Deferred Debits:
     Income tax recoverable in future rates (Notes 1 & 2)                                     75,468                  -
     Extraordinary property loss - Sterling Nuclear Project (Note 3)                          15,481             19,879
     Deferred Order No. 636 transition costs (Note 12)                                        21,500                  -
     Deferred revenue taxes (Note 1)                                                          17,588              5,135
     Deferred pension and other postretirement benefits (Note 10)                              7,277              2,603
     Deferred fuel costs (Note 1)                                                                  -              1,753
     Unamortized debt expense (amortized over term of securities)                              8,565              6,991
     Other deferred debits                                                                    41,584             37,362
        Total Deferred Debits                                                                187,463             73,723
        Total                                                                             $1,280,973         $1,127,501

                                                                                                    December 31,
                                                                                              1993               1992
Capitalization and Liabilities:                                                                (Thousands of Dollars)
Capitalization:
  Common stock (Note 5)                                                                   $   67,660         $   67,656
  Premium on capital stock (Note 5)                                                          130,313            130,298
  Capital stock expense                                                                       (6,108)            (6,055)
  Retained earnings (Note 4)                                                                 184,179            176,422
     Total Common Stock Equity                                                               376,044            368,321
  Non-redeemable preferred stock                                                              42,844             42,844
  Non-redeemable cumulative preference stock                                                     443                462
     Total Non-redeemable Stock (Note 5)                                                      43,287             43,306
  Redeemable preferred stock (Note 6)                                                          4,158              5,542
  Long-term debt (Notes 7 and 9)                                                             380,266            380,202
     Total Capitalization                                                                    803,755            797,371
Non-current Liabilities:
  Reserve for claims and damages (Note 1)                                                      3,830              3,521
  Postretirement benefits (Note 10)                                                            6,719                  -
  Pension costs (Note 10)                                                                     34,275             28,126
  Obligation under capital leases (Note 11)                                                      793              1,272
     Total Non-current Liabilities                                                            45,617             32,919
Current Liabilities:
  Lease obligation due within one year (Note 11)                                                 479                443
  Long-term debt due within one year (Notes 7 and 9)                                             984              1,341
  Preferred stock to be redeemed within one year (Note 6)                                      1,384              1,384
  Notes payable (Notes 8 and 9)                                                                1,200                  -
  Commercial paper (Notes 8 and 9)                                                            45,000             41,500
  Accounts payable                                                                            57,359             47,554
  Gas marketing accounts payable                                                              54,247             44,645
  Dividends payable                                                                              752                780
  Customer deposits                                                                            5,807              5,057
  Accrued Federal income and other taxes                                                       9,586              4,675
  Accrued interest                                                                             9,877              9,098
  Refundable gas costs                                                                         8,967              7,323
  Other current liabilities                                                                   17,114             14,775
     Total Current Liabilities                                                               212,756            178,575
Deferred Taxes and Other:
  Deferred Federal income taxes (Notes 1 and 2)                                              172,672             97,124
  Deferred investment tax credits (Notes 1 and 2)                                             18,004             18,967
  Accrued Order No. 636 transition costs (Note 12)                                            21,500                  -
  Refundable fuel costs (Note 1)                                                               4,405                  -
  Other deferred credits                                                                       2,264              2,545
     Total Deferred Taxes and Other                                                          218,845            118,636
Commitments and Contingencies (Notes 3 and 12)                                                     -                  -
     Total                                                                                $1,280,973         $1,127,501

The accompanying notes are an integral part of these statements.

Consolidated Cash Flow Statements
Orange and Rockland Utilities, Inc. and Subsidiaries
CAPTION

                                                                               Year Ended December 31,
                                                                                      1993         1992           1991
                                                                                           (Thousands of Dollars)
Cash Flow from Operations:
  Net Income                                                                        $44,815       $45,812       $44,868
  Adjustments to reconcile net income
  to net cash provided by operating activities:
    Depreciation and amortization                                                    34,571        34,317        32,470
    Deferred Federal income taxes                                                        81         6,321         1,644
    Deferred investment tax credit                                                     (963)       (1,132)       (1,172)
    Deferred and refundable fuel and gas costs                                        7,802        (6,388)        6,622
    Allowance for funds used during construction                                       (276)         (430)       (1,512)
    Changes in certain current assets and liabilities:
      Temporary cash investments                                                       (569)         (878)            -
      Accounts and gas marketing receivables, net and accrued utility revenue       (17,286)      (14,509)      (14,663)
      Materials and supplies                                                           (737)          743         1,782
      Prepayments and other current assets                                           (5,049)        1,368        (6,830)
      Operating and gas marketing accounts payable                                   19,407         2,210        20,262
      Accrued Federal and other taxes                                                 4,911         1,506        (2,666)
      Accrued interest                                                                  779        (1,108)          211
      Other current liabilities                                                       3,089         1,598         1,166
    Other-net                                                                        (3,361)       (1,560)        2,137
      Net Cash Provided from Operations                                              87,214        67,870        84,319
Cash Flow from Investing Activities:
  Additions to plant                                                                (54,308)      (56,438)      (61,997)
  Allowance for funds used during construction                                          276           430         1,512
      Net Cash Used in Investing Activities                                         (54,032)      (56,008)      (60,485)
Cash Flow from Financing Activities:
  Proceeds from:
    Issuance of common stock                                                              -         7,589         6,681
    Issuance of long-term debt                                                       75,000        55,000           719
  Retirement of:
    Preference and preferred stock                                                   (1,384)       (1,384)       (1,385)
    Long-term debt                                                                  (75,091)      (51,159)      (12,705)
    Capital lease obligations - net (Note 11)                                          (443)         (410)         (379)
  Net borrowings (repayments) under short-term debt arrangements (Note 8)             4,700        11,500        17,250
  Dividends on preferred and common stock                                           (37,058)      (36,067)      (34,899)
  Change in dividends payable                                                           (28)          (26)          (28)
    Net Cash Used in Financing Activities                                           (34,304)      (14,957)      (24,746)
Net Change in Cash and Cash Equivalents                                              (1,122)       (3,095)         (912)
Cash and Cash Equivalents at Beginning of Year                                       15,378        18,473        19,385
Cash and Cash Equivalents at End of Year                                            $14,256       $15,378       $18,473
Supplemental Disclosure of Cash Flow Information
  Cash paid during the year for:
    Interest, net of amounts capitalized                                            $32,012       $35,497       $33,473
    Federal income taxes                                                            $27,020       $14,450       $18,030
The accompanying notes are an integral part of these statements.

Notes to Consolidated Financial Statements

Orange and Rockland Utilities, Inc. and Subsidiaries

          Note 1. Summary of Significant Accounting Policies.

                                General

  Orange and Rockland Utilities, Inc. (the Company) and its wholly owned utility subsidiaries, Rockland Electric Company (RECO) and Pike County Light & Power Company (Pike), are subject to regulation by the Federal Energy Regulatory Commission (FERC) and various state regulatory authorities with respect to their rates and accounting. Accounting policies conform to generally accepted accounting principles, as applied in the case of regulated public utilities, and are in accordance with the accounting requirements and rate-making practices of the regulatory authority having jurisdiction. A description of the significant accounting policies follows.

                      Principles of Consolidation

  The consolidated financial statements include the accounts of the Company, all subsidiaries and the Company's pro rata share of an unincorporated joint venture. All intercompany balances and transactions have been eliminated.
  The Company's non-utility subsidiaries are wholly owned land development, communications, gas marketing and gas production companies.

                           Utility Revenues

  Utility revenues are recorded on the basis of cycle billings rendered to certain customers monthly and others bimonthly. Unbilled revenues are accrued at the end of each month for estimated energy usage since the last meter reading.
  Under the Company's Revenue Decoupling Mechanism agreement (the "Agreement"), New York's electric revenues are recognized in the accompanying financial statements based on targets which were established in its most recent New York electric base rate case. Any variation between actual revenues and the established targets are deferred until recovered from or returned to customers. Demand-side management and customer service performance incentives or penalties, as detailed in the Agreement, are recognized as earned.
  Effective December 1, 1992, the level of revenues from gas sales in New York is subject to a weather normalization adjustment that requires recovery from or refund to firm customers of shortfalls or excesses of firm net revenues during a heating season due to variation from normal weather, which is the basis for projecting base tariff requirements.

                              Fuel Costs

  The tariff schedules for electric and gas services in New York include adjustment clauses under which fuel, purchased gas and certain purchased power costs, above or below levels allowed in approved rate schedules, are billed or credited to customers up to approximately 60 days after the costs are incurred. In accordance with regulatory commission policy, such costs, along with the related income tax effects, are deferred until billed to customers.
  A reconciliation of recoverable gas costs with billed gas revenues is done annually, as of August 31, and the excess or deficiency is refunded to or recovered from the customers during a subsequent twelve-month period. The New York Public Service Commission (NYPSC) provides for a modified electric fuel adjustment clause requiring a sharing of up to 20% of variations between actual and forecasted fuel costs annually. The sharing of fluctuations from forecasted costs is limited to a maximum of $1,762,000 annually. The fuel costs targets are approved by the NYPSC for each calendar year following the Company's filing of forecasted fuel costs. Tariffs for electric and gas service in Pennsylvania and electric service in New Jersey contain adjustment clauses which utilize estimated prospective energy costs on an annual basis. The recovery of such estimated costs is made through equal monthly charges over the year of projection. Any over or under recoveries are deferred and refunded or charged to customers during the subsequent twelve-month period.

                             Utility Plant

  Utility plant is stated at original cost. The cost of additions to, and replacements of, utility plant include contracted work, direct labor and material, allocable overhead, allowance for funds used during construction and indirect charges for engineering and supervision. Replacement of minor items of property and the cost of repairs is charged to maintenance expense. At the time depreciable plant is retired or otherwise disposed of, the original cost, together with removal cost, less salvage, is charged to the accumulated provision for depreciation.

                             Depreciation

  For financial reporting purposes, depreciation is computed on the straight-line method based on the estimated useful lives of the various classes of property. Provisions for depreciation are equivalent to the following composite rates based on the average depreciable plant balances at the beginning and end of the year:

Year Ended December 31,                            1993   1992   1991
Plant Classification:
  Electric                                         3.04%  3.04%  3.08%
  Gas                                              2.68%  3.59%  3.27%
  Common                                           6.07%  5.88%  5.80%

  The composite gas depreciation rate, excluding the effect of the amortization procedure as provided for in a 1992 gas rate agreement with the NYPSC, amounted to 3.01% in 1993.

                      Jointly Owned Utility Plant

  The Company has a one-third interest in the 1,200 megawatt Bowline Point generating facility, which it owns jointly with Consolidated Edison Company of New York, Inc. The Company is the operator of the joint venture. Each participant is entitled to its proportionate share of the energy produced. The operation and maintenance expenses of the facility are shared proportionately, based on the energy received from the plant by the partners.
  Under this agreement, each co-owner has an undivided interest in the facility and is responsible for its own financing. The Company's interest in this jointly owned plant consists primarily of the following:

Year Ended December 31,                            1993        1992
                                              (Thousands of Dollars)
Electric Utility Plant in Service                $97,753     $96,712
Construction Work in Progress                    $ 1,124     $   946

                         Federal Income Taxes

  The Company and its subsidiaries file a consolidated Federal income tax return, and income taxes are allocated to its subsidiaries based on the taxable income or loss of each.
  Investment tax credits, which were available prior to the Tax Reform Act of 1986, have been fully normalized and are being amortized over the remaining useful life of the related property for financial statement reporting purposes.
  The Company adopted Statement of Financial Accounting Standards No. 109 (SFAS No. 109) "Accounting for Income Taxes" on January 1, 1993, which requires a change from the deferred method to the asset and liability method of accounting for income taxes. SFAS No. 109 retains the requirement to record deferred income taxes for temporary differences that are reported in different years for financial reporting and tax purposes. The statement also requires that deferred tax liabilities or assets be adjusted for the future effects of any changes in tax laws or rates and that regulated enterprises recognize an offsetting regulatory asset representing the probable future rate recoveries for additional deferred tax liabilities. The probable future rate recoveries (revenues) to be recorded take into consideration the additional future taxes which will be generated by that revenue. Deferred taxes are also provided on temporary differences of the Company's non-regulated subsidiaries, which are charged to expense rather than offset by regulatory assets.

                        Deferred Revenue Taxes

  Deferred revenue taxes represent the unamortized balance of an accelerated payment of New Jersey Gross Receipts and Franchise Tax required by legislation enacted effective June 1, 1991. In accordance with an order by the New Jersey Board of Regulatory Commissioners (NJBRC) the expenditure has been deferred and is being recovered in rates, with a carrying charge of 7.5% on the unamortized balance, over a ten-year period. In addition, certain New York State revenue taxes included in rate base are deferred and amortized over a twelve-month period following payment in accordance with the requirements of the NYPSC.

             Allowance for Funds Used During Construction

  Allowance for funds used during construction (AFDC) is a non-cash income item and is defined in the Uniform System of Accounts as the net cost, during the period of construction, of borrowed funds used for construction purposes and a reasonable rate upon other funds, when so used. AFDC is considered a cost of utility plant. In accordance with an order issued by the FERC, AFDC is segregated in the accompanying financial statements into two components related to the source of funds from which the credits are derived.
  The annual rates used by Orange and Rockland Utilities, Inc. (ORU) and RECO to record AFDC are as follows:


                                        ORU               RECO
Year Ended                       Borrowed   Other  Borrowed   Other
Dec.31:                            Funds    Funds    Funds    Funds
1993                               3.23%       -%    4.23%    5.55%
1992                               3.92%     .46%    4.42%    5.54%
1991                               5.01%    3.29%    8.06%    3.17%

  AFDC amounted to .7%, 1.0% and 3.7% of earnings applicable to common stock for the years 1993, 1992 and 1991, respectively.

                    Reserve for Claims and Damages

  Costs arising from workers' compensation claims, property damage, general liability and unusual production plant repair costs are partially self-funded. Provisions for the reserves are based on experience, risk of loss and the rate-making practices of regulatory authorities.

                           Reclassifications

  Certain amounts from prior years have been reclassified to conform with the current year presentation.

                     Note 2. Federal Income Taxes.

  The Internal Revenue Service (IRS) concluded its audit of the Company's tax returns through 1987. Presently, the IRS is examining tax returns for 1988 and 1989. Notification of their findings for these years has not yet been received.

  The components of Federal income taxes are as follows:

Year Ended December 31,                    1993      1992      1991
                                            (Thousands of Dollars)
Charged to operations:
  Current                                $25,972   $16,069    $17,823
  Deferred-net                                90     6,435      2,037
  Deferred investment tax credit            (193)     (272)      (143)
                                          25,869    22,232     19,717

Charged to other income:
  Current                                 (2,630)     (244)      (198)
  Deferred-net                              (125)      209         39
  Deferred investment tax credit            (770)     (860)    (1,029)
                                          (3,525)     (895)    (1,188)
     Total                               $22,344   $21,337    $18,529

  Effective January 1, 1993, the Company adopted the provisions of SFAS No. 109, which required the recording of an additional deferred tax liability of approximately $69.6 million. The adoption of SFAS No. 109 did not have a significant impact on the results of current operations because of the recording of offsetting regulatory assets for utility operations and the relatively minor impact from diversified operations. The resultant cumulative effect of a change in accounting principle of $(.1) million is included in current operations.
  The fiscal years 1992 and 1991 were not restated to apply the provisions of SFAS No. 109.
  The tax effect of temporary differences which gave rise to deferred tax assets and liabilities as of December 31, 1993 are as follows:


                                         (Thousands of Dollars)
Liabilities:
  Accelerated depreciation                             $172,815
  Other                                                  30,216
     Total liabilities                                  203,031

Assets:
  Employee benefits                                     (14,417)
  Deferred fuel costs                                   ( 2,707)
  Other                                                 (13,235)
     Total assets                                       (30,359)
Total                                                  $172,672

  Reconciliation of the difference between Federal income tax expenses and the amount computed by applying the prevailing statutory income tax rate to income before income taxes is as follows:

Year Ended December 31,                          1993    1992    1991
                                                 (% of Pre-tax Income)
Statutory tax rate                                35%     34%     34%
Reduction in computed taxes resulting from:
  Allowance for funds used during
     construction                                  -       -      (1)
  Amortization of investment tax credits          (1)     (2)     (2)
  Cost of removal                                 (2)     (3)     (3)
  Additional depreciation deducted for
     book purposes                                 4       3       3
  Other                                           (3)       -     (2)
     Effective Tax Rate                           33%     32%     29%

  On August 10, 1993, the Budget Reconciliation Act of 1993 was signed into law. Among other things, the Act increased the corporate federal income tax rate to 35% from 34% retroactive to January 1, 1993. Pursuant to the provisions of SFAS No. 109, the Company adjusted its deferred tax and regulatory asset balances during 1993 to reflect the higher rate. The impact of this rate change was to increase the deferred tax liability by $7.6 million; however, because of the recording of offsetting regulatory assets, the increase in income tax expense was $.1 million.

                   Note 3. Sterling Nuclear Project.

  Costs associated with the Sterling Nuclear Project, which was abandoned in 1980, and in which the Company was a 33% participant, are recorded in Deferred Debits-Extraordinary Property Loss.
  The Company has been authorized by the NYPSC to recover all costs associated with the Sterling Nuclear Project. An annual amortization has been approved which includes a return on investment equal to the Company's current overall rate of return. Amortization of project costs applicable to New York operations will be completed in approximately two years. The NJBRC has approved a twenty-year amortization, which commenced June 23, 1982, of costs (excluding a return on the unamortized balance) attributable to the Company's subsidiary, RECO.
  At December 31, 1993 and 1992, the unamortized Sterling Project costs which have been approved for amortization and recovery, before reduction for deferred taxes, amounted to $16.5 million and $21.2 million, respectively. Approximately $5.6 million and $5.9 million of such recoverable costs at December 31, 1993 and December 31, 1992, respectively, are attributable to RECO and are not subject to an earned return on the unamortized balance.

                      Note 4. Retained Earnings.

  Various restrictions on the availability of retained earnings of RECO for cash dividends are contained in, or result from, covenants in indentures supplemental to that company's Mortgage Trust Indenture. Approximately $7,501,600 at December 31, 1993 and 1992 was so restricted.

                              Note 5. Capital Stock Other Than Redeemable Preferred Stock.

  The table below summarizes the changes in Capital Stock, issued and outstanding, for the years 1991, 1992 and 1993.
                                                                  (B)                          (C)
                                                             Non-Redeemable                Non-Redeemable
                                    (A)                       Cumulative                    Cumulative
                                   Common                      Preferred                    Preference           Capital
                                   Stock                         Stock                        Stock               Stock
                               ($5 par value)               ($100 par value)              (no par value)         Premium
                           Shares        Amount*       Shares        Amount*          Shares      Amount*       Amount*
Balance 1/1/91:         13,132,038       $65,660       428,443       $42,844          15,996        $521        $117,966
  Sales                    194,045           970                                                                   5,711
  Conversions                1,387             7                                        (955)        (31)             24
Balance 1/1/92:         13,327,470        66,637       428,443        42,844          15,041         490         123,701
  Sales                    202,488         1,013                                                                   6,575
  Conversions                1,233             6                                        (852)        (28)             22
Balance 1/1/93:         13,531,191        67,656       428,443        42,844          14,189         462         130,298
  Conversions                  864             4                                        (599)        (19)             15
Balance 12/31/93:       13,532,055       $67,660       428,443       $42,844          13,590        $443        $130,313
Shares
  Authorized            15,000,000                     820,000                     1,500,000
*(in thousands)

  (A) At December 31, 1993, 19,977 shares of common stock were reserved for conversion of preference stock.
  (B) Non-Redeemable Preferred Stock (cumulative):

/TABLE

                     Par Value               Callable
            Shares           December 31,            Redemption
Series     Outstanding   1991, 1992 and 1993       Price Per Share
                         (Thousands of Dollars)
A, 4.65%    50,000             $ 5,000           $104.25 at any time.
B, 4.75%    40,000               4,000           $102.00 at any time.
D, 4.00%     3,443                 344           $100.00 at any time.
F, 4.68%    75,000               7,500           $102.00 at any time.
G, 7.10%   110,000              11,000           $101.00 at any time.
H, 8.08%   150,000              15,000           $102.43 at any time.
           428,443             $42,844

  This stock is not subject to mandatory redemption, but rather is subject to redemption solely at the option of the Company on 30 days' minimum notice upon payment of the redemption price plus accrued and unpaid dividends to the date fixed for redemption. Furthermore, the preferred stock is superior to cumulative preference stock and common stock with respect to dividends and liquidation rights.
  (C) The Non-Redeemable $1.52 Convertible Cumulative Preference Stock, Series A, is redeemable at the option of the Company on 30 days' minimum notice upon payment of the redemption price, plus accrued and unpaid dividends. The redemption price per share is $32.50 plus accrued and unpaid dividends to the date fixed for redemption. This stock ranks junior to cumulative preferred stock and superior to common stock as to dividends and liquidation rights. Furthermore, this stock is convertible, at the option of the shareholder, into common stock at the ratio of 1.47 shares of common stock for each share of preference stock, subject to adjustment.

                  Note 6. Redeemable Preferred Stock.

  The table below summarizes the changes in Redeemable Cumulative
Preferred Stock ($100 par value), issued and outstanding, for the years 1991, 1992 and 1993.


                               Shares             Amount
                                            (Thousands of Dollars)
Balance 12/31/90:              96,948            $ 9,695
  Redemptions                 (13,842)            (1,385)
Balance 12/31/91:              83,106              8,310
  Redemptions                 (13,842)            (1,384)
Balance 12/31/92:              69,264              6,926
  Redemptions                 (13,842)            (1,384)
Balance 12/31/93:              55,422            $ 5,542
Shares Authorized             180,000

The Redeemable Cumulative Preferred Stock, Series I 8 1/8% is redeemable in whole or in part at the option of the Company on 30 days' minimum notice at the redemption price plus accrued and unpaid dividends to the date fixed for redemption. The redemption price per share is $101 through January 1, 1997, and $100 thereafter.
  The preferred stock is superior to the cumulative preference stock and common stock with respect to dividends and liquidation rights. A sinking fund provision requires that the Company, on each December 31, call for the redemption and retirement of 13,842 shares at $100 per share; provided, however, that the Company will call for redemption and retire on December 31, 1997, the remaining shares outstanding at the redemption price of $100 per share plus accrued and unpaid dividends to the date fixed for redemption. The redemption requirement for each of the four years following 1993 is as follows: $1,384,200 annually from 1994 through 1996 and $1,389,600 at maturity in 1997.

                        Note 7. Long-Term Debt.

  Under the terms of the Company's First Mortgage Indenture and the indentures supplemental thereto, and relative to all series of First Mortgage Bonds, ORU on May 1 of each year is required to make annual sinking fund payments equal to 1% of the maximum amount of bonds outstanding during the preceding calendar year. ORU has satisfied such requirements through the year 1993 by allocating an amount of additional property and expects to continue such practice in succeeding years. RECO was required under the terms of its Sixth Supplemental Indenture to make an annual sinking fund payment on June 14 of each year of $240,000 with respect to its Series "F" Bonds and, pursuant to its Seventh Supplemental Indenture, to make sinking fund payments of $333,000 on January 31 of each year with respect to its Series "G" Bonds. In March 1993 both the Series F and G Bonds were redeemed. Cash payments totaling $333,000 were made to satisfy the Series G sinking fund requirement of RECO in 1993. Pike is required, pursuant to its First Mortgage Indenture, to make annual sinking fund payments in the amount of $9,500 on July 15 of each year, with respect to its Series "A" Bonds. The sinking fund requirements of Pike for 1993 were satisfied by the allocation of an amount of additional property.
  During 1993, both ORU and RECO issued long-term debt and redeemed certain issues of First Mortgage Bonds. ORU issued $20 million of 6.14% Debentures due 2000 (Series C) and $35 million of 6.56% Debentures due 2003 (Series D). The net proceeds from the sale of the Series C and Series D Debentures, together with cash provided by ORU, were used to refund ORU's First Mortgage Bonds Series K, L and M in the aggregate principal amount of $58 million. RECO sold $20 million of First Mortgage 6% Bonds, Series I due 2000. The net proceeds to RECO from the sale of the Series I Bonds were used to refund RECO's First Mortgage Bonds Series D, E, F and G in the aggregate principal amount of $16,017,000, and for other corporate purposes.
  In addition ORU has entered into a bond purchase agreement and a forward interest rate swap agreement which anticipate the refunding of ORU's $55 million 10 1/4% Promissory Note due October 1, 2014 to the New York State Energy Research and Development Authority at its first call date in 1994. Pursuant to the swap agreement, ORU will pay interest at a fixed rate of 6.09% to a swap counter party and will receive a variable rate of interest in return. This variable rate will be identical to the variable rate payment made pursuant to the bond purchases agreement, resulting in ORU paying a fixed rate of 6.09%.
  Details of long-term debt at December 31, 1993 and 1992 are as follows:
December 31,                                       1993        1992
                                               (Thousands of Dollars)
Orange and Rockland Utilities, Inc.:
 First Mortgage Bonds:
    Series H, 4 7/8% due Aug. 15, 1995           $ 17,000    $ 17,000
    Series I, 6 1/2% due Oct. 1, 1997              23,000      23,000
    Series K, 7 1/2% due Apr. 1, 2001                   -      21,000
    Series L, 8 % due Dec. 1, 2001                      -      12,000
    Series M, 8 1/8% due May 15, 2003                   -      25,000
 Promissory Notes (unsecured)
    12.9% due through Feb. 15, 1996                    42          68
    10 1/4% due Oct. 1, 2014                       55,000      55,000
    9 % due Aug. 1, 2015                           44,000      44,000
 Debentures:
    Series A, 9 3/8% due Mar. 15, 2000             80,000      80,000
    Series B, 6 1/2% due Oct. 15, 1997             55,000      55,000
    Series C, 6.14% due Mar. 1, 2000               20,000           -
    Series D, 6.56% due Mar. 1, 2003               35,000           -

Rockland Electric Company:
 First Mortgage Bonds:
    Series C, 4 5/8% due Aug. 15, 1995              2,000       2,000
    Series D, 9 1/8% due Feb. 15, 2000                  -       5,000
    Series E, 7 7/8% due Apr. 15, 2001                  -       6,000
    Series F, 8.95 % due June 15, 2004                  -       3,680
    Series G, 10 % due Feb. 1, 1997                     -       1,670
    Series H, 9.59 % due July 1, 2020              20,000      20,000
    Series I, 6 % due July 1, 2000                 20,000           -

Pike County Light & Power Company:
 First Mortgage Bonds:
    Series A, 9% due July 15, 2001                    884         884
    Series B, 9.95% due Aug. 15, 2020               1,800       1,800

Diversified Operations:
 Mortgage (secured)
    8 1/2% due through June 18, 1999                5,654       5,727
 Secured Notes
    6-7% due through Aug. 31, 1996                  2,868       3,510
                                                  382,248     382,339
    Less: Amount due within one year                  984       1,341

                                                  381,264     380,998
    Unamortized discount on long-term debt           (998)      (796)
    Total Long-Term Debt                         $380,266    $380,202

 The aggregate amount of debt maturities-all of which will be satisfied by cash payments and the allocation of additional property, for each of the five years following 1993 is as follows: 1994- $1,397,000; 1995-$20,310,000; 1996-$1,432,000; 1997-$78,194,000; 1998-
$203,000.
 Substantially all of the utility plant and other physical property is subject to the liens of the respective indentures securing the First Mortgage Bonds of the Company and its utility subsidiaries.
 Investments in the Company's wholly owned utility subsidiaries, costing $11,828,700, which have been eliminated from the consolidated balance sheet, are pledged under the Second Supplemental Indenture to the Company's First Mortgage Indenture.

                   Note 8. Cash and Short-Term Debt.

 The Company considers all cash and highly liquid debt instruments purchased with a maturity date of three months or less to be cash and cash equivalents for the purposes of the Consolidated Statements of Cash Flows.
 At December 31, 1993, the Company and its utility subsidiaries had unsecured bank lines of credit with ten commercial banks aggregating $59.0 million. In most cases the annual fees equal to one-eighth of 1% are paid to the banks for such lines of credit. The Company may borrow under the lines of credit through the issuance of promissory notes to the banks at their prevailing interest rate for prime commercial borrowers. The Company, however, utilizes such lines of credit to fully support commercial paper borrowings, which are issued through dealers at the prevailing interest rate for prime commercial paper. The aggregate amount of borrowings through the issuance of promissory notes and commercial paper cannot exceed the aggregate lines of credit. In addition, O&R Energy, Inc., a non-utility subsidiary of RECO, maintains a $15.0 million line of credit with one commercial bank. There are no fees associated with this line, and borrowing, which is made at a rate of prime plus one-half percent, amounted to $1.2 million at December 31, 1993. There were no borrowings outstanding under this line at December 31, 1992 or 1991. All borrowings for 1993, 1992 and 1991 had maturity dates of three months or less.
 Information regarding short-term borrowings during the past three years is as follows:

Year Ended December 31,                         1993   1992    1991
                                              (Millions of Dollars)
Weighted average interest rate
  at year-end                                    3.6%   3.7%    5.5%
Amount outstanding at year-end                 $46.2  $41.5   $30.0
Average amount outstanding
  for the year                                 $35.3  $23.9   $11.3
Daily weighted average interest rate
  during the year                                3.3%   3.8%    6.0%
Maximum amount outstanding at
  any month-end                                $46.2  $41.5   $30.0

             Note 9. Fair Value of Financial Instruments.

  Statement of Financial Accounting Standards No. 107 (SFAS No. 107), "Fair Value of Financial Instruments", requires disclosure of the estimated fair value of an entity's financial instrument assets and liabilities. For the Company, financial instruments consist principally of cash and cash equivalents, short-term debt, commercial paper and long-term debt.

  The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:
  Cash and cash equivalents and Temporary cash investments-
The carrying amount reasonably approximates fair value because of the short maturity of those instruments.
  Long-term debt-The fair value of the Company's long-term debt is estimated based on the quoted market prices for the same or similar issues.
  Notes payable and commercial paper-The carrying amount reasonably approximates fair value because of the short maturity of those instruments.


Year Ended December 31,              1993                 1992
                             Carrying    Fair     Carrying     Fair
                              Amount    Amount     Amount     Amount
                                      (Thousands of Dollars)
Cash and cash equivalents   $ 14,256   $ 14,256   $ 15,378   $ 15,378
Temporary cash investments     1,447      1,447        878        878
Long-term debt               382,248    408,497    382,339    405,888
Notes Payable and
  Commercial paper            46,200     46,200     41,500     41,500

 In addition, off balance sheet financial instruments, which consist of non-utility natural gas futures contracts used to hedge firm and anticipated gas sales commitments, had a fair value of $3,856,000 at December 31, 1993 compared to an acquisition cost of $3,944,000.


             Note 10. Pension and Postretirement Benefits.
Pension Benefits

  The Company maintains a non-contributory defined benefit retirement plan, covering substantially all employees. The plan calls for benefits, based primarily on years of service and average career compensation, to be paid to eligible employees at retirement. For financial reporting purposes, pension costs are accounted for in accordance with the requirements of Statement of Financial Accounting Standards No. 87 (SFAS No. 87), "Employers' Accounting for Pensions".
 SFAS No. 87 results in a difference in the method of determining pension costs for financial reporting and funding purposes. Plan valuation for funding and income tax purposes is prepared on the unit credit method, which makes no assumptions as to future compensation levels. In contrast, the projected unit of credit cost method required for accounting purposes by SFAS No. 87 reflects assumptions as to future compensation levels. The Company's policy is to fund the pension costs determined by the unit credit method subject to the IRS funding limitation rules. For rate-making purposes, pension expense determined under SFAS No. 87 is reconciled with the amount provided in rates for pensions. Any difference is deferred for subsequent recovery or refund.

  Net periodic pension expense calculated pursuant to the requirements of SFAS No. 87 for the years 1993, 1992 and 1991 includes the following components:

December 31,                                1993     1992      1991
                                            (Thousands of Dollars)
Service cost-benefits earned during year   $ 5,690  $ 5,896   $ 5,114
Interest cost on projected
  benefit obligation                        12,915   10,301     9,396
Actual return on plan assets               (19,383) (15,135)  (32,839)
Net deferred and capitalized                 5,014    4,397    22,635
Net Pension Expense                        $ 4,236  $ 5,459   $ 4,306

  The following table sets forth, pursuant to the requirements of SFAS No. 87, the plan's funded status and amounts recognized in the Consolidated Balance Sheets at December 31, 1993 and 1992. Plan assets are stated at fair market value and are composed primarily of common stocks and investment grade debt securities.

December 31,                                    1993         1992
                                                (Thousands of Dollars)
Actuarial present value of benefit obligations:
  Vested                                       $(153,730)  $(128,611)
  Nonvested                                       (9,758)    (16,281)
Accumulated benefit obligation                 $(163,488)  $(144,892)

Projected benefit obligation                   $(180,176)  $(162,371)
Plan assets at fair market value                 182,810     169,842
Excess of plan assets over projected
  benefit obligation                               2,634       7,471
Unamortized net transition asset at adoption of
  SFAS No. 87 being amortized over 15 years       (8,909)    (10,022)
Unrecognized prior service costs                  28,528       8,514
Unrecognized net gain                            (47,960)    (27,434)
Accrued Pension Cost                           $( 25,707)  $ (21,471)

  The expected long-term rate of return on plan assets, the weighted average discount rate and the annual rate of increase in future compensation assumed in determining the projected benefit obligation were 8%, 7.75% and 4%, respectively for 1993. For the year 1992, the expected long-term rate of return on plan assets, the discount rate and the annual rate of increase in future compensation assumed in determining the projected benefit obligation were 7.5%, 7% and 5%, respectively.

Postretirement Benefits

  In addition to providing pension benefits, the Company and its subsidiaries provide certain health care and life insurance benefits for retired employees. Employees retiring from the Company on or after having attained age 55 who have rendered at least 5 years of service are entitled to postretirement health care coverage. Prior to January 1, 1993 the Company recognized the cost of providing these benefits by expensing the annual insurance premiums, which amounted to $2.4 million and $1.9 million for retiree benefits during 1992 and 1991, respectively.
  Effective January 1, 1993 the Company adopted the provisions of Statement of Financial Accounting Standards No. 106 (SFAS No. 106), "Employers' Accounting for Postretirement Benefits Other Than Pensions", which established revised accounting and financial reporting standards for postretirement benefits other than pensions. SFAS No. 106 requires the Company to accrue the estimated future cost of postretirement health and non-pension benefits during the years that the employee renders the necessary service, rather than recognizing the cost of such benefits after the employee has retired and when the benefits are actually paid. Deferred accounting for any difference between the expense charge required under SFAS No. 106 and the current rate allowance has been authorized by the NYPSC for the Company's New York electric and gas operations. A similar procedure has been adopted by the NJBRC for the operations in that state. The NYPSC has adopted a rate-making procedure for utilities under its jurisdiction whereby SFAS No. 106 costs will be fully reflected in rates over a period not to exceed five years. Any deferred costs in rates will accrue a carrying charge equal to the Company's authorized overall rate of return until recovery is completed. The Company has proposed that SFAS No. 106 costs begin to be reflected in the price of electric and gas service in New York effective with the NYPSC decisions in the Company's pending electric base rate increase and gas base rate adjustment requests. Rate recovery of SFAS No. 106 costs applicable to the Company's New Jersey operations will be addressed in the next rate filing in that state. The Emerging Issues Task Force
(EITF) Committee of the FASB addressed implementation issues of SFAS No. 106 for regulated industries in EITF Issue No. 92-12. A consensus was reached that deferral of the difference between SFAS No. 106 costs and amounts allowed in rates was proper so long as the subsequent recovery period was within approximately 20 years. Accordingly, this change in accounting did not have a material impact on the Company's results of operations in that the Company was able to record a regulatory asset relating to the difference between SFAS No. 106 costs and amounts allowed in rates in each of its service jurisdictions.
  In order to provide funding for active employees' postretirement benefits as well as benefits paid to current retirees, the Company has established Voluntary Employees' Beneficiary Association (VEBA) trusts for collectively bargained employees and management employees. Contributions to the VEBA trusts are tax deductible, subject to limitations contained in the Internal Revenue Code. No contributions to the trusts have been made as of December 31, 1993. The Company's policy is to fund the SFAS 106 postretirement health and life insurance costs to the extent of rate recoveries realized for these costs.
  As permitted by SFAS No. 106, the Company has elected to amortize the accumulated postretirement benefit obligation at the date of adoption of the accounting standard, January 1, 1993, over a 20-year period. This transition obligation totaled $57.2 million. The following table sets forth the plan's funded status, reconciled with amounts recognized in the Company's financial statements at December 31, 1993:


                                         (Thousands of Dollars)
Accumulated postretirement benefit obligation:
  Fully eligible active employees                     $(18,386)
  Other active employees                               (27,073)
  Retirees                                             (20,337)
     Total benefit obligation                          (65,796)
Plan assets at fair value                                    -
Accumulated postretirement obligation in
  excess of plan asset                                 (65,796)
Unrecognized experience net (gain) loss                  4,694
Unrecognized transition obligation                      54,383
Accrued postretirement benefit cost                   $( 6,719)

  The components of net periodic postretirement benefit cost for the year ended December 31, 1993 are as follows:


                                        (Thousands of Dollars)
Service Cost                                          $  1,535
Interest Cost                                            4,598
Return on plan assets                                        -
Amortization of transition obligation                    2,861
Deferred and Capitalized                                (6,719)
Net Expense                                           $  2,275

  The calculation of the actuarial present value of benefit obligations at December 31, 1993 assumes a discount rate of 7.75% and health care cost trend rates of 9% for medical costs and 14% for prescription drugs in 1994, decreasing through 2003 to a rate of 5%. If the health care trend rate assumptions were increased by 1 percent, the accumulated postretirement benefit obligation would be increased by approximately $7.2 million. The effect of this change on the sum of the service cost and interest cost would be an increase of $.8 million.

                                 Other

  In addition to the plans described above, the Company sponsors a 401(k) savings plan (Savings Plan) for its employees. Eligible employees may contribute up to a combined 20% of their compensation, subject to IRS restrictions, on a before-tax and after-tax basis. The Company makes no contributions to the Savings Plan. The Company also has an unfunded non-contributory supplemental retirement plan covering certain management employees. As of December 31, 1993, the Company's obligation under this plan is fully provided for.
  The Company and two of its wholly owned non-utility subsidiaries have established a Subsidiary Equity Incentive Plan in which plan participants are entitled to certain rights measured as Performance Units. Each Performance Unit gives the plan participant the opportunity to receive an incentive award of up to 1% of the net gain, subject to certain restrictions, in the value of the Company's investment in the participating subsidiaries over its initial investment. As of December 31, 1993 no incentive awards have been granted under the plan.
  In November 1992, the FASB issued Statement of Financial Accounting Standards No. 112 "Employers' Accounting for Postemployment Benefits", (SFAS No. 112), which requires the recognition of postemployment benefits, including health and welfare benefits, provided to former or inactive employees on an accrual basis. The Company currently recognizes the cost of such benefits as they are paid. As of December 31, 1993, the effect of adopting SFAS No. 112 will require the recognition of a liability of approximately $.8 million. SFAS No. 112 will not have a material adverse impact on the Company's results of operations because the Company expects to record an offsetting regulatory asset. The Company adopted SFAS No. 112 on
January 1, 1994.

                           Note 11. Leases.

  The Company maintains leases for certain property and equipment which meet the accounting criteria for capitalization. As required by Statement of Financial Accounting Standards No. 71 (SFAS No. 71), "Accounting for the Effects of Certain Types of Regulation", the Company has recorded such leases on its balance sheets. The amount of leased property included in the accompanying Consolidated Balance Sheets, and the obligation associated with such leases at December 31, 1993 and 1992 are as follows:


December 31,                                        1993        1992
                                               (Thousands of Dollars)
Utility plant-Electric                             $4,245      $4,245
Less accumulated amortization                       2,973       2,530
  Net assets under capital lease                   $1,272      $1,715
Non-current liabilities                            $  793      $1,272
Current liabilities                                   479         443
  Total liabilities                                $1,272      $1,715


  Although current rate-making practices treat all leases as operating leases, SFAS No. 71 provides that regulated utilities shall recognize as a charge against income an amount equal to the rental expense allowed for rate-making purposes. Therefore, the rental payments on these leases have no impact on the Company's Consolidated Statements of Income.

  The future minimum rental commitments under the Company's capital leases and noncancelable operating leases are as follows:


                                                        Noncancelable
                                             Capital      Operating
                                               Leases      Leases
                                             (Thousands of Dollars)
1994                                          $  571      $ 6,535
1995                                             572        4,362
1996                                             286        3,354
1997                                               -        3,187
1998                                               -        3,125
All years thereafter                               -       33,284
  Total                                        1,429      $53,847
Less amount representing interest                157
Present value of net
  minimum lease payments                      $1,272

  Rental expense for 1993, 1992 and 1991 was $6.0 million, $6.3 million and $5.6 million, respectively.

                Note 12. Commitments and Contingencies.

Concentration of Credit Risk

  Financial instruments which potentially subject the Company to concentrations of credit risk, as defined by Statement of Financial Accounting Standards No. 105 "Financial Instruments with Concentrations of Credit Risk", consist principally of temporary cash investments, accounts receivable, gas marketing accounts receivables and the forward interest rate swap agreement. The Company places its temporary cash investments with high quality financial institutions. Concentrations of credit risk with respect to accounts receivable are limited due to the Company's large, diverse customer base within its service territory. With respect to gas marketing operations, the customer base consists of a large diverse group of users of natural gas across the United States, with the Company's credit risk being dependent on overall economic conditions. As of December 31, 1993, the Company had no significant concentrations of credit risk.

Construction Program

  Under the construction program of the Company and its subsidiaries, it is estimated that expenditures (excluding AFDC) of approximately $377,185,000 will be incurred during the years 1994 through 1998. The estimated amounts by year are: $71,325,000 in 1994; $79,085,000 in

1995; $78,160,000 in 1996; $73,295,000 in 1997; and $75,320,000 in
1998.
  As a requirement of the Clean Air Act of 1990, capital expenditures of $8.2 million, $12.0 million and $6.0 million for the years 1994, 1995 and 1996, respectively, are included in the amounts above.

                   Gas Supply and Storage Contracts

  The Company currently has seven firm gas supply contracts. The Company has a long-term firm Canadian gas supply contract which represents 32% of the Company's annual supply. This contract is due to expire in 2002. Of the remaining domestic producer and gas marketing firm supply contracts, 8% are due to expire in 1994, 22% in 1995 and 38% in 2004.
  The Company also has four long-term storage and associated transportation agreements. The storage facilities are located on the pipelines of Tennessee Gas Pipeline, Columbia Gas Transmission and Texas Eastern Transmission. The earliest expiration date is 1995.
  The Company's gas purchase obligation for the five years following 1993 is as follows: 1994-$78,019,000; 1995-$70,870,000; 1996-
$69,582,000; 1997-$71,500,000 and 1998-$73,242,000.
  All of the above gas supply transportation and storage contracts have provisions to extend the term of the contract.
  On August 7, 1987, the FERC issued an order authorizing pipeline suppliers to pass through to local distribution companies (LDC's) take-or-pay costs resulting from contract negotiations with gas producers. The Company estimates that its take-or-pay liability will total approximately $13.9 million. The Company has been allowed by the NYPSC to pass through 65% of these costs while deferring the remaining dollars until the NYPSC concludes its review of each company in its jurisdiction. As of December 31, 1993, the Company has deferred $3.7 million of these costs.
 On April 8, 1992, the FERC issued Order No. 636. The rule requires significant changes to the structure of the natural gas industry, and more specifically, to the manner in which pipelines provide service. Order No. 636 has changed the manner in which the Company obtains its gas supplies by unbundling the transportation, storage and supply services offered by interstate gas pipelines into separate components. The Company has assumed direct responsibility for its gas acquisition and transportation. The Company is well positioned to manage the new gas supply environment created by Order No. 636 due to its high load factors, geographic location and extensive gas procurement experience. While the FERC's objective is to restructure the industry to promote competition among gas suppliers to ensure supply at the lowest reasonable cost, there are significant initial costs associated with the implementation of the restructuring rule. Specifically, Order No. 636 authorizes pipelines to recover from their customers certain transition costs resulting from implementation of the rulemaking. The Company's four principal pipeline suppliers made filings with FERC during 1993 for approval of a portion of their restructuring transition costs and allocation procedures to flow the approved costs through to their customers. Through December 31, 1993 the Company has paid $1.5 million of transition costs. The Company currently estimates that its remaining obligation for Order No. 636 transition costs will be approximately $21.5 million. This estimate was determined from information provided in Order No. 636 FERC compliance filings by the Company's pipeline suppliers. This estimate is subject to adjustment by FERC in their deliberations on these filings and any future filings by the suppliers and the outcome of bankruptcy proceedings involving one of the Company's suppliers. The Company has provided for the unpaid liability as of December 31, 1993 with an offsetting charge to Deferred Transition Costs. The NYPSC has not as yet determined its policy with respect to recovery of transition costs. However, on October 28, 1993 the NYPSC instituted a generic proceeding to review the issues associated with Order No. 636 restructuring. Management believes that any transition costs resulting from the FERC order should be fully recoverable in gas rates to the extent such costs were prudently incurred.
  In addition, O&R Energy, Inc., a non-utility subsidiary of RECO, has entered into futures contracts that have been designated as hedges against firm fixed-price, fixed-quantity and anticipated sales commitments. The gain and losses on futures contracts are included in the cost of gas sold when the physical delivery of the gas occurs.
The aggregate amount of these commitments is approximately $4.7 million.

                         Coal Supply Contracts

  With the completion of the Lovett Coal Reconversion Project in 1987, the Company entered into two long-term contracts for the supply of coal and two long-term contracts for the transportation of coal. The Company has the right under the coal purchase contracts to suspend the purchase of coal if an alternative fuel source becomes less expensive. On January 7, 1994, the Company suspended the contract with one of the suppliers. Under the terms of the agreement the vendor has 30 days to respond. At this time a response has not been received from the vendor.
  The Company's aggregate contract obligation for the four vendors, for each of the five years following 1993 is as follows:
1994-$34,787,000; 1995-$35,396,000; 1996-$35,390,000; 1997-
$37,891,000; 1998-$38,332,000.

                       Power Purchase Agreements

  The Company has three long-term contracts with other utilities for the purchase of electric generating capacity and energy. The contracts expire in 1995, 1998 and 2015, respectively. Total payments under these contracts were $20.8 million, $14.9 million and $9.2 million during 1993, 1992 and 1991, respectively. At December 31, 1993, the estimated future payments for capacity that the Company is obligated to buy under these contracts for the five years following 1993 are as follows:

                                             Capacity
Year                                           (Mw)         Dollars
1994                                            250       $4,591,000
1995                                            300        3,915,000
1996                                            300        4,453,000
1997                                            325        5,048,000
1998                                            300        2,050,000

  The purchase capacities shown in the above table are based on contracts currently in effect and are exclusive of applicable energy charges.
  Additionally, the Company has entered into two long-term contracts with proposed Independent Power Producers (IPP) for the purchase of a total of 152 Mw of capacity, of which the earliest expiration date is 2016. The IPP facilities are scheduled for operation in 1996 and 1997, respectively. Neither of the proposed IPP facilities has yet been constructed. The developers have, or are in the process of applying for, the required construction permits. The final outcome of their efforts cannot be determined at this time. The contracts can be cancelled for failure to meet specific contract terms. Should the facilities become operational, the estimated fixed payments for these contracts are $20.4 million in 1996, $42.1 million in 1997 and $42.7 million in 1998.
 In January 1994, the Company entered into an agreement with State Line Power Associates, Limited Partnership to terminate a long-term power purchase agreement for 100 Mw of capacity and associated energy. Changes in the Company's energy supply requirements and market conditions for purchased energy made the agreement not economical.
The Company has requested NYPSC approval of deferred accounting of all associated termination costs pending recovery of those costs in rates.

                           Legal Proceedings

  On August 18, 1993, Feiner v. Orange and Rockland Utilities, Inc., a purported ratepayer class action complaint against the Company, RECO, former Company Vice President Linda Winikow and others, was filed in the United States District Court, Southern District of New York. Plaintiffs allege that the defendants violated the Federal Racketeer Influenced and Corrupt Organizations Act (RICO) and New York common law by using false and misleading testimony to obtain rate increases from the NYPSC and used funds obtained from ratepayers in furtherance of an alleged scheme to make illegal campaign contributions and other illegal payments. Plaintiffs seek damages in the amount of $900 million (which they seek to treble pursuant to the RICO statute). The Company intends to vigorously contest these claims.
  On August 31, 1993, Patents Management Corp. v. Orange and Rockland Utilities, Inc., a purported shareholder derivative complaint, was filed in the Supreme Court of the State of New York, County of New York, against the Company, all but one of the Company's Directors and several other named defendants by an alleged shareholder of the Company. Plaintiff claims that the Company's Directors breached their fiduciary duties by condoning the alleged wrongful acts of Mrs. Winikow or failing to exercise appropriate supervisory control over Mrs. Winikow. Plaintiff requests that the Court require each Director to indemnify the Company against all losses sustained by the Company as a result of these alleged wrongful acts of Mrs. Winikow. The Company intends to vigorously contest these claims.
  On November 23, 1993, Gross v. Orange and Rockland Utilities, Inc., a purported shareholder class action complaint, was filed in the United States District Court, Southern District of New York.
Plaintiff alleges that various Securities and Exchange Commission filings of the Company during the period between March 2, 1993 and November 4, 1993, contained false and misleading information, and thereby violated Sections 11 and 12(2) of the Securities Act of 1933, by failing to disclose what the plaintiff alleges was a "scheme" by the Company to make illegal political payments and campaign contributions to various public officials and politicians. As a result, plaintiff claims, during such period persons who purchased the Company's stock through the Company's Dividend Reinvestment Plan did so at artificially inflated prices. The complaint seeks unspecified money damages. The Company intends to vigorously contest these claims.
  The costs of outside professional and consultant firms associated with the investigation of the misuse of Company funds by former employees amounted to $6.1 million for the year ending December 31, 1993. These investigations are currently anticipated to continue through the first half of 1994. The Company currently estimates it will incur from $3.0 to $6.0 million of expenses in 1994 to conclude the investigation. These expenditures are not recoverable from ratepayers. The Company will attempt to offset these costs to the extent possible by achieving savings in the cost of operations during the year.
  On October 14, 1993, in response to an Order of the NYPSC, the Company agreed to a six-month extension of the NYPSC's statutory suspension period for its pending electric rate case (Case 93-E-0082) to and including June 30, 1994 and to (i) make $3 million of its existing annual revenues ($2.25 million of electric revenues and $.75 million of gas revenues) temporary and subject to refund, (ii) continue existing rate-making mechanisms, prescribed under the RDM procedure, for the duration of the suspension period, and (iii) agree to certain other procedural conditions. A request for further extension through December 31, 1994, under the same conditions, was made by the Company, on December 17, 1993. The NYPSC staff has submitted comments opposing some of the terms of the Company's extension. At this time, the Company cannot predict the outcome of this action. In addition, the NYPSC has accepted the Company's proposal for a two-month temporary rate reduction of $115,000 per month related to the misappropriation of funds. The Company has voluntarily extended the temporary rate reduction for a third month, through January 1994, bringing the total amount refunded to New York ratepayers to $345,000. It is not possible to predict at this time the extent of additional refunds that may be required by the NYPSC, if any.
  On March 16, 1988, Hatzel and Buehler, Inc. v. Orange and Rockland Utilities, Inc., a complaint brought by one of several prime contractors employed by the Company as part of the Company's Lovett Coal Reconversion Project, was filed in the United States Bankruptcy Court, Wilmington, Delaware. Plaintiff claimed that the Company improperly terminated its contract and sought damages in excess of $15 million. On October 30, 1989, the United States District Court, Wilmington, Delaware, granted the Company's motion to withdraw the case from the United States Bankruptcy Court and to have the United States District Court assume jurisdiction. On December 14, 1992, the United States District Court issued a decision and order granting the Company's Motion for Summary Judgment dismissing the plaintiff's non-contract claims and punitive damage demands. On January 25, 1994, the parties settled the remaining claims pursuant to a settlement agreement under which the Company, without any admission of liability, paid to the plaintiff the sum of $660,000 and the plaintiff delivered to the Company a release of all outstanding claims against the Company.
  On July 31, 1992, State Line Power Associates, Limited Partnership
v. Orange and Rockland Utilities, Inc., a complaint brought by a New Jersey partnership, was filed in the United States District Court, Southern District of New York. The plaintiff had, pursuant to an Agreement dated October 11, 1990 (the Agreement), agreed to build a gas-fired combined cycle generating facility in Ringwood, New Jersey and sell 100 Mw of capacity and associated energy to the Company. The complaint, which alleged that the Company had improperly terminated the Agreement, sought compensatory damages in excess of $50 million and a declaratory judgment to the effect that the Company remained obligated to purchase 100 Mw of capacity and associated energy from the plaintiff pursuant to the terms of the Agreement. In its answer to the complaint, the Company denied the plaintiff's allegations. On January 7, 1994, the parties entered into a settlement agreement pursuant to which the Company, without any admission of liability, paid to the plaintiff an amount that is not material to the financial condition of the Company, and the plaintiff delivered to the Company a release of all outstanding claims against the Company.

                             Environmental

  The Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 and certain similar state statutes authorize various governmental authorities to issue orders compelling responsible parties to take cleanup action at sites determined to present an imminent and substantial danger to the public and to the environment because of an actual or threatened release of hazardous substances. The Company is a party to a number of administrative proceedings involving potential impact on the environment. Such proceedings arise out of, without limitation, the operation and maintenance of facilities for the generation, transmission and distribution of electricity and natural gas. Such proceedings are not, in the aggregate, material to the business or financial condition of the Company.
  Pursuant to the Clean Air Act Amendments of 1990, which became law on November 15, 1990, a permanent nationwide reduction of 10 million tons in sulfur dioxide emissions from 1980 levels, as well as a permanent reduction of 2 million tons of nitrogen oxide emissions from 1980 levels must be achieved by January 1, 2000. In addition, continuous emission monitoring systems will be required at all affected facilities. The Company has two base load generating stations that burn fossil fuels that will be impacted by the legislation in the year 2000. These generating facilities already burn low sulfur fuels, so additional capital costs are not anticipated for compliance with the sulfur dioxide emission requirements.
However, installation of low nitrogen oxide burners at Lovett Plant and operational modifications at Bowline Plant are expected to be required. Additional emission monitoring systems will be installed at both facilities. The Company's construction expenditures for this work is estimated to be approximately $28.2 million from 1993 to 1996. Beginning with calendar year 1994, Title V sources (Bowline Point and Lovett) will be required to pay an emission fee. Each facility's fee will be based upon actual air emissions reported to NYSDEC at a rate of approximately $25 per ton of air emissions. (If this fee was in effect in 1992, the Company's obligation would have been approximately $.5 million). The Company will continue to assess the impact of the Clean Air Act Amendments of 1990 on its power generating operations as the regulations implementing these Amendments are promulgated.
  The NYPSC has commenced a proceeding to consider the most economical method of compliance with the Clean Air Act Amendments of 1990 by electric utilities in New York State.

                    Note 13. Segments of Business.

  The Company defines its principal business segments as utility (electric and gas) and diversified activities. The diversified segment includes the gas marketing, gas production, land development and communications businesses.
  Total utility revenue as reported in the Consolidated Statements of Income include both sales to unaffiliated customers and intersegment sales which are billed at tariff rates. Income from operations is total revenue less operating expenses. General corporate expenses were allocated in the manner used in the rate-making process.
  Identifiable assets by segment are those assets that are used in the production, distribution and sales operations in each segment. Allocations were made in a manner consistent with the rate-making process. Corporate assets are principally property, cash, sundry receivables and unamortized debt expense.

Segments of Business
Year Ended December 31,             1993         1992        1991
                                          (Thousands of Dollars)
Operating Information:
Operating revenues:
 Sales to unaffiliated customers:
    Electric                      $  486,836  $   463,601  $  457,019
    Gas                              157,185      140,630     122,627
 Intersegment sales:
    Electric                             131          132         136
    Gas                                   72           49          60
     Total Utility
      Operating Revenues             644,224      604,412     579,842
Diversified activities               327,147      239,766     151,202
      Total Operating Revenues    $  971,371  $   844,178  $  731,044
Operating income before
 income taxes:
    Electric                      $   89,243  $    83,824  $   81,664
    Gas                               19,147       16,539      13,564
    Diversified activities                12        1,104         877
     Total Operating Income
      Before Income Taxes            108,402      101,467      96,105
Income Taxes:
 Electric                             21,380       18,596      17,384
 Gas                                   4,679        3,403       2,585
 Diversified activities                 (190)         233        (252)
    Total Income Taxes                25,869       22,232      19,717
    Total Income From
      Operations                  $   82,533   $   79,235  $   76,388
Other Information:
Identifiable assets:
    Electric                      $  944,903   $  839,122  $  818,679
    Gas                              219,508      182,943     166,849
    Diversified activities            84,401       73,275      70,635
      Total Identifiable Assets    1,248,812    1,095,340   1,056,163
Corporate assets                      32,161       32,161      31,683
      Total Assets                $1,280,973   $1,127,501  $1,087,846
Depreciation expense:
 Electric                         $   28,049   $   27,076  $   25,955
 Gas                                   5,349        6,404       5,447
 Diversified activities                1,122          989         680
    Total                         $   34,520   $   34,469  $   32,082
Capital expenditures:
 Electric                         $   39,441   $   42,133  $   44,207
 Gas                                  13,955       13,799      14,651
 Diversified activities                  912          506       3,139
    Total                         $   54,308   $   56,438  $   61,997

                               Note 14.
              Supplementary Income Statement Information.

Year Ended December 31,               1993        1992         1991
                                          (Thousands of Dollars)
1.  Maintenance                      $ 42,861    $ 42,473     $ 40,275
2.  Taxes other than income taxes:
    Miscellaneous Federal taxes      $  8,186    $  8,190     $  7,875
    Municipal property taxes           41,171      38,066       37,387
    Other Municipal taxes               1,639       1,404        1,334
    State gross earnings (franchise)   10,819      10,233        9,988
    State excess dividends              1,284       1,212        1,143
    State utility gross receipts       31,792      30,164       27,076
    State sales, use and other          2,547       2,393        2,057
    New York State 15% Surtax           3,135       3,110        3,165
                                      100,573      94,772       90,025
Less-Charged to deferred debits
 and work in progress accounts          6,864       4,288        4,159
    Total                            $ 93,709    $ 90,484     $ 85,866


                               Note 15.
        Summary of Quarterly Results of Operations (Unaudited).

                                               Earnings     Earnings
                            Income             Applicable Per Average
               Operating     From       Net    To Common     Common
               Revenues   Operations  Income     Stock       Share
Quarter Ended                  (Thousands of Dollars)
 1993
March 31       $264,030   $ 23,731   $ 15,084   $ 14,243     $1.05
June 30         215,113     14,976      6,601      5,760       .43
September 30    237,548     26,454     17,312     16,471      1.22
December 31     254,680     17,372      5,818      4,977       .36
 1992
March 31       $240,112   $ 19,974   $ 12,046   $ 11,176     $ .84
June 30         183,919     15,371      7,055      6,186       .46
September 30    191,046     25,922     17,240     16,371      1.22
December 31     229,101     17,968      9,471      8,601       .63

Report of Independent Certified Public Accountants

                            GRANT THORNTON

             To the Board of Directors and Shareholders of Orange and Rockland Utilities, Inc. and Subsidiaries

 We have audited the accompanying consolidated balance sheets of Orange and Rockland Utilities, Inc. and Subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of income and retained earnings and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
 We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
 In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Orange and Rockland Utilities, Inc. and Subsidiaries as of December 31, 1993 and 1992, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.
 As more fully discussed in Note 12 (Legal Proceedings) to the Consolidated Financial Statements, the Company and various state regulatory authorities are currently investigating misappropriations of Company funds by certain former employees and the impact on ratepayers. As a result of these improprieties, several class action and derivative complaints have been filed against the Company and others. Although the Company has refunded certain amounts to ratepayers as of December 31, 1993, the ultimate outcome of the investigations and litigation cannot presently be determined. Accordingly, no provision for any additional liability that may result from these matters has been made in the accompanying financial statements.
 As discussed in Notes 2 and 10 of the Consolidated Financial Statements, the Company changed its method of accounting for income taxes and postretirement benefits in 1993.

                            Grant Thornton


New York, New York
February 16, 1994

Operating Statistics:  Electric

Orange and Rockland Utilities, Inc. and Subsidiaries
CAPTION

                                                            Year Ended December 31,
                                                  1993           1992           1991           1990           1989
Source of Electricity (Mwh):
 Generation - net
 Steam                                          2,720,897      3,083,852      3,506,037      3,805,705      3,906,623
 Hydro                                            164,378        143,871        172,752        201,115        145,457
 Gas Turbine                                        7,557          3,938         15,217         23,446         15,846
    Total Net Generation                        2,892,832      3,231,661      3,694,006      4,030,266      4,067,926
 Purchases                                      2,054,253      1,532,105      1,150,460        891,313        737,808
 Company Use and Unaccounted For                 (354,806)      (298,806)      (316,748)      (329,181)      (344,803)
    Net Energy Sold                             4,592,279      4,464,960      4,527,718      4,592,398      4,460,931
Sales (Mwh):
 Residential                                    1,611,602      1,532,915      1,597,571      1,496,284      1,483,007
 Commercial                                     1,073,492      1,074,780      1,079,430      1,037,931      1,024,370
 Industrial                                     1,572,692      1,506,180      1,452,467      1,421,746      1,386,017
 Public Street Lighting                            27,705         27,538         26,780         26,488         26,200
 Public Authorities                                72,037         70,257         73,455         71,221         68,094
    Total Sales to Customers                    4,357,528      4,211,670      4,229,703      4,053,670      3,987,688
 Other Utilities for Resale                       234,751        253,290        298,015        538,728        473,243
    Total Sales of Electricity                  4,592,279      4,464,960      4,527,718      4,592,398      4,460,931
Revenues (000's)
 Residential                                   $  211,082     $  193,124     $  196,031     $  179,554     $  169,478
 Commercial                                       128,246        124,825        123,281        116,171        108,739
 Industrial                                       134,977        124,826        117,852        115,086        105,027
 Public Street Lighting                             4,967          4,880          4,732          4,686          4,453
 Public Authorities                                 4,344          4,212          4,419          4,242          3,986
    Total Revenues from
      Sales to Customers                          483,616        451,867        446,315        419,739        391,683
 Other Utilities for Resale                         6,414          6,965          9,575         19,292         16,349
    Total Revenues from Sales of
      Electricity                                 490,030        458,832        455,890        439,031        408,032
 Other Electric Operating Revenues                 (3,063)         4,901          1,265          2,506            379
    Total Electric Operating Revenues          $  486,967     $  463,733     $  457,155     $  441,537     $  408,411
System Net Capacity and Peak (Kw):
 Net Installed Capability at Time of Peak       1,014,000      1,011,000      1,008,700      1,005,000      1,020,100
 Firm Purchases - net                             250,000        200,000        175,000        152,000        131,400
    Total System Net Capacity                   1,264,000      1,211,000      1,183,700      1,157,000      1,151,500
Net Peak Load                                   1,037,000        943,000      1,001,000        922,000        941,000
Load Factor                                           .51            .53            .51            .54            .52
Heat Rate -- Btu of Fuel per
    Kwh Generated                                  10,683         10,600         10,441         10,486         10,362
Electric Customers -- Year End                    256,897        254,192        251,724        248,758        245,685
Residential Customer Statistics:
    Average Annual Kwh Use                          7,214          6,928          7,286          6,893          6,922
    Average Annual Revenue per Kwh (cents)          13.10          12.60          12.27          12.00          11.43
    Average Annual Bill Including Fuel         $   944.82     $   872.77     $   894.11     $   827.20     $   791.01
    Average Annual Fuel Cost Recovery          $   194.90     $   192.76     $   207.01     $   209.92     $   166.90

Operating Statistics:  Gas

Orange and Rockland Utilities, Inc. and Subsidiaries
CAPTION

                                                            Year Ended December 31,
                                                   1993           1992           1991           1990           1989
Source of Gas (Mmcf):
 Purchased                                         41,983         47,070         46,438         52,013         51,299
 Manufactured                                          21             22             15             14             76
 Storage--net                                       1,077           (450)         1,490           (565)        (2,960)
 Used in Electric Production                      (21,234)       (24,141)       (26,444)       (30,741)       (24,832)
 Company Use and Unaccounted For                    ( 630)          (549)        (1,176)          (634)        (1,809)
    Net Energy Sold                                21,217         21,952         20,323         20,087         21,774
Sales (Mmcf):
 Residential                                       14,349         14,208         12,646         12,611         13,919
 Commercial and Industrial                          6,207          6,299          5,684          5,751          6,132
    Total Firm Sales                               20,556         20,507         18,330         18,362         20,051
 Interruptible                                        653            889          1,325            889          1,032
 Other Utilities for Resale                             8            556            668            836            691
    Total Sales of Gas                             21,217         21,952         20,323         20,087         21,774
Revenues (000's)
 Residential                                    $ 106,335       $ 91,538       $ 76,932       $ 76,739       $ 83,813
 Commercial and Industrial                         43,488         38,649         33,077         33,249         35,337
    Total Revenues from Firm Sales                149,823        130,187        110,009        109,988        119,150
 Interruptible                                      2,605          3,414          5,536          3,683          4,011
 Other Utilities for Resale                           105          1,950          1,999          2,404          2,207
    Total Revenues from Sales of Gas              152,533        135,551        117,544        116,075        125,368
 Other Gas Revenues                                 4,724          5,128          5,143          1,636          2,415
    Total Gas Operating Revenues                $ 157,257       $140,679       $122,687       $117,711       $127,783
Maximum Daily Capacity at
 Dec. 31 (Mmcf):
 Pipeline Suppliers                                 194.6          195.9          195.9          194.7          172.3
 Propane Plants                                      30.6           30.6           30.6           30.6           30.6
    Total Maximum Daily Capacity                    225.2          226.5          226.5          225.3          202.9
Maximum 24-hour Sendout (Mmcf)                      191.3          160.0          167.0          165.2          183.9

Heating Degree Days                                 5,791          5,771          5,106          4,918          5,733

Gas Customers -- Year End                         109,464        108,168        106,854        105,528        104,189

Residential Customer Statistics:
 Average Annual Mcf Use                             145.2          145.4          131.0          131.9          147.6
 Average Annual Revenue per Mcf                 $    7.41       $   6.44       $   6.08       $   6.09       $   6.02
 Average Annual Bill Including Fuel             $1,075.86       $ 936.63       $ 797.09       $ 802.61       $ 888.84
 Average Annual Fuel Cost Recovery              $  595.94       $ 500.42       $ 446.11       $ 458.11       $ 515.34
/TABLE

Financial Statistics

Orange and Rockland Utilities, Inc. and Subsidiaries
CAPTION

                                                            Year Ended December 31,
                                     1993           1992           1991          1990             1989           1988
Common Stock Data:
 Earnings Per Average
    Common Share                  $     3.06     $     3.15     $     3.12     $     3.54*      $   3.14       $   3.18
 Dividends Declared
    Per Share                     $     2.49     $     2.43     $     2.37     $     2.32       $   2.28       $   2.24
 Book Value Per Share
    (Year End)                    $    27.79     $    27.22     $    26.33     $    25.46       $  24.17       $  23.23
 Market Price Range Per Share:
    High                          $   47 1/2     $   41 7/8     $   39         $   32 3/8       $ 32           $ 33 1/2
    Low                           $   38 5/8     $   32 3/8     $   30 7/8     $   26 1/8       $ 27 1/4       $ 27 7/8
    Year End                      $   40 5/8     $   41 5/8     $   38 5/8     $   31 3/8       $ 31 7/8       $ 29 1/4
 Price Earnings Ratio                  13.28          13.21          12.38           8.86          10.15           9.20
 Dividend Payout Ratio                 81.37%         77.14%         75.96%         65.54%         72.61%         70.44%
 Common Shareholders at
    Year-End                          24,328         25,696         25,989         26,424         27,233         28,025
 Average Number of
    Common Shares
      Outstanding (000's)             13,532         13,438         13,238         13,040         12,840         12,659
 Total Common Shares
    Outstanding at
      Year-End (000's)                13,532         13,531         13,327         13,132         12,932         12,728
 Return on Average
    Common Equity                      11.16%         11.88%         12.13%         14.49%         13.43%         14.06%
Capitalization Data (000's):
 Common Stock Equity              $  376,044     $  368,321     $  350,947     $  334,317       $312,548       $295,634
 Non-Redeemable
    Preferred Stock                   43,287         43,306         43,334         43,365         43,389         43,582
 Redeemable Preferred Stock            4,158          5,542          6,926          8,311         13,715         15,279
 Long-Term Debt                      380,266        380,202        376,839        371,660        290,230        287,563
    Total Capitalization          $  803,755     $  797,371     $  778,046     $  757,653       $659,882       $642,058
Capitalization Ratios:
 Common Equity                         46.79%         46.19%         45.11%         44.13%         47.36%         46.04%
 Non-Redeemable
    Preferred Stock                     5.38%          5.43%          5.57%          5.72%          6.58%          6.79%
 Redeemable Preferred Stock             0.52%          0.70%          0.89%          1.10%          2.08%          2.38%
 Long-Term Debt                        47.31%         47.68%         48.43%         49.05%         43.98%         44.79%
Selected Financial Data (000's):
 Operating Revenues               $  971,371     $  844,178     $  731,044     $  656,252       $576,180       $506,966
 Operating Expenses               $  888,838     $  764,943     $  654,656     $  574,846       $501,496       $434,823
 Operating Income                 $   82,533     $   79,235     $   76,388     $   81,406       $ 74,684       $ 72,144
 Net Income                       $   44,815     $   45,812     $   44,868     $   49,839       $ 44,144       $ 44,238
 Earnings Applicable to
    Common Stock                  $   41,451     $   42,334     $   41,277     $   46,133       $ 40,321       $ 40,298
 Net Utility Plant                $  831,980     $  814,686     $  792,413     $  765,287       $721,891       $693,978
 Total Assets                     $1,280,973     $1,127,501     $1,087,846     $1,039,006       $979,338       $922,242
 Long-Term Debt Including
    Redeemable Preferred Stock    $  384,424     $  385,744     $  383,765    $   379,971       $303,945       $302,842
 Ratio of Long-Term Debt to
    Net Plant                           46.0%          47.0%          48.0%          51.3%          40.7%          42.1%
 Ratio of Accumulated
    Depreciation to
      Utility Plant in Service          31.7%          30.7%          30.0%          29.3%          29.8%          29.8%

*Includes non-recurring gain on sale of non-utility land of $0.55 per share. /TABLE

                      ORANGE AND ROCKLAND UTILITIES, INC.
                           APPENDIX A TO EXHIBIT 13
                         FORM 10-K - DECEMBER 31, 1993


     The Review of the Company's Results of Operations and Financial Condition, which is included in the Company's Annual Report to Shareholders and is incorporated by reference in this Annual Report on Form 10-K, contains certain graphic presentations of financial data which are presented in tabular format as follows:

     1)  -  Graph entitled "Electric Sales to Customers"

                        Year                   Millions of Mwh

                        1989                        399
                        1990                        405
                        1991                        423
                        1992                        421
                        1993                        436

     2) - Graph entitled "Costs per Kwh" shows the price paid for fuel and purchased power on a per-kwh basis as follows:

                                             Cost per Kwh of Fuel
                        Year                 and Purchased Power

                        1989                     2.78 cents
                        1990                     2.87 cents
                        1991                     2.74 cents
                        1992                     2.70 cents
                        1993                     2.67 cents

     3) - Graph entitled "Gas Firm Sales" shows gas firm sales to customers as follows:

                        Year                   Millions of Mcf's

                        1989                        20.1
                        1990                        18.4
                        1991                        18.3
                        1992                        20.5
                        1993                        20.6

     4) - Graph entitled "Cost per Mcf" shows the price paid for purchased gas as follows:
                                               Cost per Mcf of
                        Year                   Gas Purchased

                        1989                       $3.15
                        1990                       $3.17
                        1991                       $2.90
                        1992                       $3.52
                        1993                       $3.63