Form 10-K, Exhibit 13
period 1994-12-31
ORANGE & ROCKLAND UTILITIES INC
filed 1995-03-17
CIK 74778

REVIEW OF THE COMPANY'S RESULTS OF OPERATIONS AND FINANCIAL CONDITION

FINANCIAL PERFORMANCE

  Consolidated earnings per share were $2.50 for 1994, compared to $3.06 in 1993 and $3.15 in 1992. The decline in earnings in 1994, and to a lesser degree in 1993, reflects the impact of the costs associated with the investigation and litigation involving former officers and others, the establishment of a provision for the refunding of misappropriated funds to customers, and adverse regulatory actions related to these events, as well as a decline in non-utility subsidiary operating results. The investigation and related matters are more fully described below under "Events Affecting the Company." Despite this adverse effect on earnings for 1994 and 1993, the core utility business produced strong operating results. Electric revenues from retail customers increased in 1994 and 1993. Firm gas revenues remained stable in 1994 after increasing 15% in 1993. In addition, Orange and Rockland Utilities, Inc.'s (Company's) cost containment program reduced operating expenses. The decline in non-utility earnings is primarily a result of continuing competitive pressure in the gas marketing business, which substantially limited the subsidiary's gross profit margin.

  Consolidated earnings available for common stock were $34.0 million in 1994, $41.5 million in 1993 and $42.3 million in 1992. Earnings per average common share are summarized as follows:



                                          1994           1993          1992
===========================================================================
Utility operations                       $ 3.14        $ 3.37        $ 3.12
Events Affecting the Company:
  Investigation & litigation costs         (.42)         (.29)         --
  Refunds of misappropriated funds         (.20)         --            --
Diversified activities                     (.02)         (.02)          .03
- ---------------------------------------------------------------------------
Consolidated earnings per share          $ 2.50        $ 3.06        $ 3.15
- ---------------------------------------------------------------------------

  The earned return on common equity was 9.0% in 1994, compared to 11.2% in 1993, and 11.9% in 1992. Book value per share at year-end 1994 and 1993 was $27.79, compared to $27.22 in 1992.

  The Company continued to provide a fair and equitable return on shareholders' investments by increasing the dividend paid on common stock to $2.54 per share from the $2.49 paid in 1993 and the $2.43 paid in 1992. The Company has maintained a strong capital structure of 46% long-term debt, 6% preferred stock and 48% common equity.

                            Orange and Rockland Utilities, Inc. and Subsidiaries



EVENTS AFFECTING THE COMPANY

  Following the arrest in August 1993 of a Company Vice President on charges of grand larceny, commercial bribery and making illegal campaign contributions, the Company's Board of Directors appointed a Special Committee of outside directors (Special Committee) on August 20, 1993, giving it a broad mandate to investigate all wrongdoing at the Company. In turn, the Special Committee retained counsel specializing in investigations of utility corporations.

  On August 23, 1994, the investigative firm completed its inquiries and issued a report documenting its findings. The Report of the Special Committee, which was made available to all shareholders, found a pattern of misconduct by James
F. Smith, the Company's former Chief Executive Officer, including a subversion of the Company's system of internal controls to mask payment by the Company of personal expenses.

  As a result of the investigation, the Company has taken steps to correct the problems which were found, uncover any remaining problems, and reduce the likelihood of similar improprieties in the future.

  The investigation resulted in the dismissal of the Chairman of the Board and Chief Executive Officer, as well as the termination of three Vice Presidents, two of whom had been controllers during the period covered in the investigation, and the Manager of Internal Auditing. On May 11, 1994 the Company appointed Arthur Andersen LLP as its new outside auditors. The Company also has entered into a Joint Cooperation Agreement with the Rockland County (NY) District Attorney's Office, pursuant to which the Company has, among other things, appointed an independent Inspector General for a period of up to seven years, and discontinued for five years all political contributions and the activities of all political action committees.

  The New York Public Service Commission (NYPSC) and the New Jersey Board of Public Utilities (NJBPU) have undertaken investigations to determine the impact of these events on the Company's ratepayers. The Company is cooperating fully in the inquiries and has pledged to return to customers any funds that are determined to have been misappropriated. To date, the Company has refunded a total of $369,000 to New York ratepayers, $93,000 to New Jersey ratepayers and approximately $2,600 to Pennsylvania ratepayers, and has submitted plans to the NYPSC and NJBPU to refund an additional $4.1 million to ratepayers based on the findings of the Company's investigation. A similar refund proposal for approximately $26,000 has been accepted by the Pennsylvania Public Utility Commission (PPUC). The NYPSC and NJBPU have completed their investigations and have submitted reports to the Company for comment prior to final adoption and publication. Neither the NYPSC nor the NJBPU has yet quantified what it believes to be the impact of the wrongdoing and related investigation on ratepayers.

  The Company is pursuing lawsuits and an arbitration proceeding against certain former officers and employees to recover misappropriated funds and other costs attributable to the wrongdoing and related investigation.

  Four lawsuits were brought against the Company or its officers and directors, purportedly on behalf of shareholders or ratepayers, seeking damages resulting from these events. The ratepayer case has been dismissed, and the three shareholder suits have been settled, although one of these settlements still requires court approval. For more information on these legal proceedings, refer to Note 12 of Notes to Consolidated Financial Statements.

NEW MANAGEMENT TEAM

  The Company has engaged in a major corporate restructuring. In addition to the appointment of D. Louis Peoples as Vice Chairman and Chief Executive Officer, R. Lee Haney has been appointed Vice President and Chief Financial Officer (CFO). With these key appointments, the Company's management has been reorganized to broaden spans of control in order to maximize performance and flexibility in a competitive environment. The Electric Production Department has been restructured as a newly-created Division to provide for the segregation of the Company's electric generation function, and the marketing function has been strengthened to take advantage of the Company's energy services expertise and opportunities in new markets. The Company has upgraded the organizational position of the Internal Auditing function to report directly to the Audit Committee of the Board of Directors and, in January 1995, appointed a new Director of Internal Auditing. Also reporting to the Audit Committee of the Board of Directors and the Chief Executive Officer is an Ethics Officer. The Ethics Officer, appointed in February 1995, is responsible for administering a strict set of ethical standards and creating an effective procedure for employees to report suspected violations of the Company's new comprehensive Code of Business Conduct. In order to complete its organizational restructuring, the Company is currently in the process of hiring a Vice President of Human Resources and a General Counsel.

RESULTS OF OPERATIONS

  The discussion which follows identifies the principal causes of the significant changes in the amounts of revenues and expenses affecting income available for common stock by comparing 1994 to 1993 and 1993 to 1992. This discussion should be read in conjunction with the Notes to Consolidated Financial Statements and other financial and statistical information contained elsewhere

1994 Annual Report


in this report. The following is a summary of the changes in earnings available for common stock:


Increase (Decrease) From Prior Year                            1994           1993
==================================================================================
                                                             (Millions of Dollars)
Utility Operations:
  Operating revenues                                        $  (8.0)        $ 39.8
  Energy costs                                                 (4.9)          15.5
- ----------------------------------------------------------------------------------
    Net revenues from utility operations                       (3.1)          24.3
Other utility operating expenses and taxes                      3.6           20.4
Diversified revenues                                           57.8           87.3
Diversified operating expenses and taxes                       58.1           88.1
- ----------------------------------------------------------------------------------
Income from operations                                         (7.0)           3.1
Other income and deductions                                     (.8)          (5.4)
Interest charges                                                (.2)          (1.3)
- ----------------------------------------------------------------------------------
Net income                                                     (7.6)          (1.0)
Preferred dividends                                             (.1)           (.1)
- ----------------------------------------------------------------------------------
Earnings available for common stock                         $  (7.5)        $  (.9)
- ----------------------------------------------------------------------------------


ELECTRIC OPERATING REVENUES AND SALES

  Electric operating revenues, net of fuel and purchased power costs, decreased by 1.4% or $4.7 million in 1994 after increasing by 6.1% or $20.0 million in 1993.

  The components of these changes are attributable to the following factors:




Increase (Decrease) From Prior Year                           1994           1993
=================================================================================
                                                             (Millions of Dollars)
Retail sales:
  Base rates including misc. surcharges
    and revenue tax recoveries                              $ (2.2)        $ 17.7
  Fuel cost recoveries                                        (3.1)           2.0
  Sales volume changes                                         8.7           12.0
- ---------------------------------------------------------------------------------
      Subtotal                                                 3.4           31.7
Sales for resale                                               0.2            (.6)
Other operating revenues:
  RDM revenue reconciliation and DSM incentives               (8.2)          (6.1)
  Other                                                       (3.3)          (1.8)
- ---------------------------------------------------------------------------------
      Total electric revenues                                 (7.9)          23.2
Electric energy costs                                         (3.2)           3.2
- ---------------------------------------------------------------------------------
Net electric revenues                                      $  (4.7)        $ 20.0
- ---------------------------------------------------------------------------------


  Actual total sales of electric energy to retail customers during 1994 were 4,464 Mmwh, compared with 4,358 Mmwh during 1993 and 4,212 Mmwh in 1992. Before reflecting the effects of the Revenue Decoupling Mechanism (RDM) in the Company's New York jurisdiction,electric revenues associated with these sales were $487.0 million, $483.6 million and $451.9 million in 1994, 1993 and 1992, respectively.

  Electric sales to customers for the last five years are shown in the accompanying table. [Graphics Chart, see Appendix A of Exhibit 13]

The changes in electric sales by class of customer from the prior year are as follows:



                                                     1994                1993
=============================================================================

Residential                                          3.0%                5.1%
Commercial                                           1.5%                1.6%
Industrial                                           4.6%                5.6%
Public street lighting                                .5%                 .6%
Sales to public authorities                         (4.3%)               2.5%
- -----------------------------------------------------------------------------

  An increase in the number of customers compared to the previous year was the primary reason electric retail sales increased 2.4% and 3.5% in 1994 and 1993, respectively.

  The Company continues to meet the needs of its customers by pursuing least-cost strategies. Demand-Side Management (DSM) programs, which are designed to reduce peak load, encourage efficient energy usage and reduce the need for costly investments in new generating capacity, continue to be an integral component of the Company's resource plan. These efforts resulted in the Company achieving an energy-efficiency savings of approximately 193,864 Mwh in 1994, 166,697 Mwh in 1993 and 113,315 Mwh in 1992. Based on the energy efficiency savings in New York, the Company earned and filed to recover the maximum allowable incentives provided by the NYPSC approved rate agreement for the 1993 and 1992 calendar years. For 1994, the NYPSC significantly reduced the amount of DSM incentive available to the Company. However, as a result of greater than projected acquired demand and energy savings, the Company was able to earn an incentive of approximately $600,000 in 1994. In addition to DSM, the Company continues to actively seek cost-effective energy supply options, such as purchased power agreements with other utilities.

  An innovative rate-making procedure called RDM, which became effective January 1, 1991, requires among other things, the reconciliation of actual electric sales revenue based on usage in the Company's New York franchise territory to the level allowed in rates, thereby minimizing the impact of sales volume changes on earnings. The Company's earnings from New York electric operations under the RDM agreement are dependent on its success in achieving its DSM goals, as well as controlling operating and maintenance costs within levels provided for in rates. Under the agreement, New York electric revenue targets, net of fuel and taxes, amounted to $224.8 and $223.2 million, compared to actual sales revenues based upon usage of $237.1 and $230.1 million in 1994 and 1993, respectively, requiring the Company to record revenue reductions of $12.3 million in 1994 and $6.9 million in 1993. The Company's success in achieving its DSM and customer service goals allowed it to earn incentives amounting to $600,000 for DSM in 1994 and $3.4 million in 1993. Customer service incentives in 1994 were discontinued by the NYPSC's July 10, 1994 order terminating the Company's electric rate request. The Customer Service incentives provided $.5 million of additional earnings in 1993.

  Although the RDM agreement was scheduled to expire on December 31, 1993, the NYPSC's June 10, 1994 decision extended the provisions of the agreement with certain modifications more

                            Orange and Rockland Utilities, Inc. and Subsidiaries

fully described under "Rate Activities." The RDM agreement will continue to affect future electric earnings from the Company's New York operations. Electric earnings from the Company's New Jersey and Pennsylvania operations will continue to be affected by changes in sales volumes resulting from the strength of the economy, weather conditions and the conservation efforts of customers.

  Sales for resale increased by 13.0% in 1994 after decreasing by 7.3% in 1993. Revenues from these sales are primarily a recovery of costs, under the applicable tariff regulations, and have a minimal impact on the Company's earnings.

ELECTRIC ENERGY COSTS

  The cost of fuel used in electric generation and purchased power decreased 2.3% or $3.2 million in 1994 after increasing 2.4% or $3.2 million in 1993. The components of these changes in electric energy costs are as follows:


Increase (Decrease) From Prior Year                        1994       1993
==========================================================================
                                                      (Millions of Dollars)
Prices paid for fuel and purchased power                 $  (8.3)   $ (1.8)
Changes in Kwh generated or purchased                        3.1       4.7
Deferred fuel charges                                        2.0        .3
- --------------------------------------------------------------------------
  Total                                                  $  (3.2)   $  3.2
- --------------------------------------------------------------------------

  The decrease in electric energy costs in 1994 is primarily a reflection of reduced prices paid for coal and natural gas used as boiler fuel, partially offset by an increase in kilowatt hour demand. The increase in 1993 was primarily due to the increase in kilowatt hour demand and coal prices, offset by decreased purchased power cost and cost of natural gas used as boiler fuel.

  The price paid for fuel and purchased power per kilowatt hour over the last five years is shown in the accompanying table.[Graphics Chart, see Appendix A of Exhibit 13]

  The Company's tariff schedules include adjustment clauses under which fuel and certain purchased power costs are recovered. In New York, an incentive-based mechanism associated with the electric fuel adjustment clause provides for the sharing of up to a 20% variation between actual costs and forecast fuel targets, to a maximum of $1,762,000. In 1994, 1993 and 1992, pre-tax earnings were enhanced by $1,241,000, $755,000 and $800,000, respectively, as a result of this mechanism. The Company maintains an aggressive program of managing its sources of fuel and energy purchases to provide its customers with the lowest cost of energy available at any given time. The Company's ability to burn coal and natural gas has enabled it to reduce its use of fuel oil significantly. Energy is purchased from other utilities whenever available, generally at a price lower than the cost of production at the Company's generating plants. The Company continues to use the least costly fuel available for generating electricity.

  The sources of electricity available for sale during the last three years are as follows:

                                  1994     1993     1992
========================================================
Source of Electricity Sold:
  Company generation:
    Oil                              6%       5%      10%
    Natural gas                     23       16       21
    Coal                            36       33       33
    Hydro                            3        4        3
  Other supply:
    Purchased power                 32       42       33
- --------------------------------------------------------
      Total                        100%     100%     100%
- --------------------------------------------------------

GAS OPERATING REVENUES AND SALES

  Gas operating revenues, net of gas purchased for resale, increased by 2.4%, or $1.6 million, and 6.8%, or $4.3 million, for 1994 and 1993, respectively.

  These changes are attributable to the following factors:

Increase (Decrease) From Prior Year       1994    1993
======================================================
                                  (Millions of Dollars)
Sales to firm customers:
  Base rates including misc. surcharges
    and revenue tax recoveries           $  .2   $ 5.7
  Gas cost recoveries                      (.2)   13.8
  Sales volume changes                     (.4)     .1
- ------------------------------------------------------
    Subtotal                               (.4)   19.6
Sales to interruptible customers           1.4     (.8)
Sales for resale                            .1    (1.8)
Other operating revenues                  (1.2)    (.4)
- ------------------------------------------------------
    Total gas revenues                     (.1)   16.6
Gas energy costs                          (1.7)   12.3
- ------------------------------------------------------
    Net gas revenues                     $ 1.6   $ 4.3
- ------------------------------------------------------

  Firm gas sales amounted to 20,421 million cubic feet (Mmcf) during 1994, a decrease of .7% from the 1993 level of 20,556 Mmcf. Firm gas sales for 1992 were 20,507 Mmcf. Gas revenues from firm customers were $149.4 million, $149.8 million and $130.2 million in 1994, 1993 and 1992, respectively.

  Gas sales to firm customers for the last five years are shown in the accompanying table.[Graphics Chart, see Appendix A of Exhibit 13]

  The changes in firm gas sales by class of customer from the prior year are as follows:

                                         1994    1993
======================================================
Residential                             (1.0%)     .7%
Commercial and industrial                 .5%    (2.2%)
- ------------------------------------------------------

  Sales in 1994 were adversely affected by weather conditions in the fourth quarter of 1994. The increase in the number of customers in 1994 and 1993 somewhat offset the decrease in sales in 1994, and was the primary reason for the slight increase in sales in 1993.

  Effective December 15, 1992, under the terms of a multi-year gas rate agreement, the level of firm sales in New York is subject to a weather normalization adjustment. The Company adjusts firm

1994 Annual Report

gas sales revenues to the extent actual degree days vary more than plus or minus 2.2% from the degree days utilized to project sales. Therefore, weather conditions will have a minimal impact on gas revenues.

  Revenues from interruptible gas customers (customers with alternative fuel sources) increased by 53.4% in 1994, after decreasing by 23.7% in 1993. These sales are dependent upon the availability and price competitiveness of alternative fuel sources. As a result of applicable tariff regulations, these sales do not have a substantial impact on earnings.

GAS ENERGY COSTS

  Utility gas energy costs decreased by 1.9%, or $1.7 million in 1994, after increasing 15.8% or $12.3 million in 1993.

  The changes in utility gas energy costs for the years 1994 and 1993 are a result of the following:

Increase (Decrease) From Prior Year       1994         1993
===========================================================
                                      (Millions of Dollars)
Prices paid to gas suppliers*            $(2.7)       $ 2.7
Firm and interruptible Mcf sendout         3.2         (2.1)
Deferred fuel charges                     (2.2)        11.7
- -----------------------------------------------------------
  Total                                  $(1.7)       $12.3
- -----------------------------------------------------------

*Net of refunds received from gas suppliers.


  The Company continues its policy of the aggressive use of market purchases in order to provide price flexibility, while assuring an adequate supply of gas through a variety of long-term contracts with pipeline suppliers.

  The price paid for purchased gas per thousand cubic feet (Mcf) over the last five years is shown in the accompanying table.[Graphics Chart, see Appendix A of Exhibit 13]

  Gas costs from 1990-1993 were adversely affected by the actions of the Federal Energy Regulatory Commission (FERC), which had authorized pipeline suppliers to pass through take-or-pay costs. As required by the NYPSC in Case 88-G-062, the Company has deferred a portion of these costs. As of December 31, 1994, $2.8 million of deferred take-or-pay charges and accrued interest remain on the books of the Company. The Company is negotiating with the staff of the NYPSC to recover the remainder of its incurred take-or-pay costs. The Company's gas costs were not materially affected by take-or-pay charges in 1994.

  As a result of the FERC's objective to restructure the gas transportation industry to promote competition among gas suppliers and to ensure supply at the lowest reasonable costs, the FERC, pursuant to Order No. 636, has authorized pipelines to recover from their customers certain transition costs. The Company currently estimates that its obligations for Order No. 636 transition costs will total approximately $24.6 million. Approximately $11.1 million of these transition costs have been billed to the Company. The Company is presently in the process of recovering these costs from its customers.

  On December 20, 1994, the NYPSC issued an order establishing the regulatory and rate-making policies applicable to New York gas distribution utilities resulting from the restructuring of the interstate natural gas industry under FERC Order No. 636. The order provides mechanisms for recovery of transition costs which the Company believes will allow it to fully recover the costs imposed on it by the FERC's actions.

OTHER UTILITY OPERATING EXPENSES AND TAXES

  A comparison of other operating expenses and taxes for utility operations is presented in the following table:

Increase (Decrease) From Prior Year      1994     1993
======================================================
                                  (Millions of Dollars)
Other operating expenses                $ (.2)   $12.5
Maintenance                               1.1       .4
Depreciation & amortization               1.7      (.1)
Taxes                                     1.0      7.6
- ------------------------------------------------------
  Total                                 $ 3.6    $20.4
- ------------------------------------------------------

  The costs of DSM programs, which decreased by $7.4 million in 1994, after increasing by $8.0 million in 1993, were the primary causes of the changes in other operating expenses in 1994 and 1993. These costs are recovered in revenues on a current basis. Additionally, 1994, as well as 1993, was impacted by higher operating expenses associated with increases in the cost of labor, materials and services.

  Maintenance costs increased 2.6% and 1.0% in 1994 and 1993, respectively. The 1994 increase was the result of increased maintenance of distribution plant, while the 1993 increase was the result of slightly higher maintenance costs in the production plants.

  Depreciation and amortization expenses increased $1.7 million in 1994 after decreasing $.1 million in 1993. The increase in 1994 was the result of normal plant additions. The prior year's decrease was the result of the amortization of certain excess depreciation reserves provided in the 1992 gas rate agreement.

  Taxes other than income taxes increased $2.6 million and $3.5 million in 1994 and 1993, respectively. The increase in each year was primarily the result of taxes associated with revenues and property taxes. Federal income tax expense decreased $1.6 million in 1994, after increasing $4.1 million in 1993. Both years are the result of changes in pre-tax book income. For a detailed analysis of income tax components, see Note 2 of Notes to Consolidated Financial Statements.

DIVERSIFIED ACTIVITIES

  The Company's diversified activities consist of gas marketing, gas production and land development businesses conducted by its wholly owned non-utility subsidiaries.

  Revenues from diversified activities increased $57.8 million and $87.3 million in 1994 and 1993, respectively. The increases in revenues over the last two years are primarily the result of gas marketing revenues, which were favorably impacted by increases in the number of customers and higher sales volumes.

  Operating expenses, incurred by the non-utility subsidiaries, increased $58.1 million and $88.1 million in 1994 and 1993, respectively. These increases are directly related to gas marketing

                            Orange and Rockland Utilities, Inc. and Subsidiaries

purchases which were $55.5 and $85.9 million higher in 1994 and 1993, respectively. Other expenses of operation, maintenance, depreciation and taxes increased $2.6 million and $2.2 million in 1994 and 1993, respectively.

  Operating income from diversified activities decreased by $.3 million and $1.0 million in 1994 and 1993, respectively. The declines were primarily a result of lower gross profit margins realized by the gas marketing subsidiary.

  On January 23, 1995, the Company's wholly owned gas marketing subsidiary, O&R Energy, Inc., signed a Letter of Intent with a wholly owned subsidiary of Shell Gas Trading Company (Shell) to create a new full service natural gas services and marketing company--NORSTAR Energy Limited Partnership--contingent upon certain governmental approvals. Under the terms of the agreement, Shell will contribute substantial firm gas supplies and other assets in exchange for approximately a 27 percent limited partnership interest. O&R Energy, Inc. will transfer its natural gas marketing business to the new venture in exchange for approximately a 73 percent general partnership interest. The alliance of O&R Energy, Inc.'s gas marketing and operations expertise with the commitment of firm gas supplies from Shell will assure NORSTAR a strong capital structure and increase the range of services available to support an aggressive expansion into new markets.

  In September 1994, the Company sharpened its focus on its core energy services business by adopting a plan to sell the six radio broadcast properties operated by one of its non-utility subsidiaries. The assets to be sold consist primarily of radio broadcast licenses and operating plant and equipment. A contract for the sale of two of the six broadcasting properties held by the subsidiary was signed in January 1995. Non-binding offers on the remaining stations have been received and are being evaluated. The sale of these assets is expected to be completed by June 1, 1995. Although the final gain or loss which will result from the sale of the properties cannot be determined at this time, the Company does not believe, based on the sales and offers received to date, that the disposition will have any material effect, either positive or negative, on the Company's financial statements. For more information on this sale, refer to Note 1 of Notes to Consolidated Financial Statements.

OTHER INCOME AND DEDUCTIONS AND INTEREST CHARGES

  Other Income and Deductions and Interest Charges decreased by $.6 and $ 5.6 million in 1994 and 1993, respectively. The decrease in 1994 resulted from higher investigation and litigation expenses described under "Events Affecting the Company" which reduced Other Income by $1.7 million net of taxes as compared to the previous year. This decrease in income was somewhat offset by $.7 million reduction in political expenditures and charitable contributions and a $.4 million improvement in the operating results from the Company's radio broadcasting subsidiary. The decrease in Other Income in 1993 was primarily due to the cost of the investigation incurred in that year.

  Interest charges decreased $.2 million, or .7% in 1994, after decreasing $1.3 million, or 3.6%, in 1993. The 1994 and 1993 decreases are the result of refinancing certain of the Company's long-term debt issues, taking advantage of the lower interest rates available, somewhat offset by an increase in the cost of short-term debt in 1994, after a decrease in such costs in 1993.

LIQUIDITY AND CAPITAL RESOURCES

  The Company's construction program is designed to maintain reliable electric and gas service, meet future customer service requirements and improve the Company's competitive position. The cost of the construction program and other capital requirements for the years 1992-1994 are as follows:

                                    1994   1993   1992
======================================================
                                 (Millions of Dollars)
Construction expenditures          $60.0  $54.0  $56.0
Retirement of long-term debt &
  preferred stock-- net              4.1    1.5   (2.5)
- ------------------------------------------------------
      Total                        $64.1  $55.5  $53.5
- ------------------------------------------------------

  At December 31, 1994, the Company estimated the cost of its construction program in 1995 to be $61.5 million and retirement of long-term debt and preferred stock to be $20.8 million. The Company's capital requirements for 1995 will be met primarily with funds from operations, supplemented by the issuance of short-term borrowings.

  On August 31, 1994, the New York State Energy Research and Development Authority (NYSERDA) issued, on behalf of the Company, $55 million of variable rate Pollution Control Refunding Revenue Bonds (Orange and Rockland Utilities, Inc. Projects), 1994 Series A due October 1, 2014 (1994 Bonds). The proceeds from the issuance of the 1994 Bonds were used to refund, on October 1, 1994, the $55 million NYSERDA 10 1/4% Pollution Control Revenue Bonds (Orange and Rockland Utilities, Inc. Projects), 1984 Series. In anticipation of issuing the 1994 Bonds, the Company entered into an interest rate swap agreement in 1992. Pursuant to the swap agreement, the Company will pay interest at a fixed rate of 6.09% to a swap counter party and will receive a variable rate of interest in return which is identical to the variable rate on the 1994 Bonds. The result is to effectively establish a fixed rate of interest on the 1994 Bonds of 6.09%.

  Effective May 1, 1994 through October 31, 1994, all shares of common stock purchased, under the Company's Dividend Reinvestment and Stock Purchase Plan
(DRP) and the Employee Stock Purchase and Dividend Reinvestment Plan (ESPP), were original issue shares purchased from the Company. During that time, $3.9 million of common equity was generated through the issuance of approximately 120,000 shares of common stock under

1994 Annual Report

the Company's DRP and ESPP. Effective November 1, 1994, common stock acquired under the DRP and ESPP is again being purchased on the open market. The Company has been authorized by the NYPSC to issue through December 31, 1995, up to 750,000 shares original issue common stock under the DRP and ESPP, of which 692,798 shares were unissued at year-end.

  The Company and its utility subsidiaries have available bank lines of credit of $59 million and O&R Energy, Inc., a non-utility subsidiary of RECO, has a $15 million line of credit. Information regarding short-term borrowings during the past three years is as follows:

                                                   1994    1993    1992
========================================================================
                                                   (Millions of Dollars)
Weighted average interest rate at year-end           6.4%   3.6%     3.7%
Amount outstanding at year-end                     $29.4   $46.2   $41.5
Average amount outstanding for year                $31.3   $35.3   $23.9
Daily weighted average interest rate during year     4.5%    3.3%    3.8%
Maximum amount outstanding
  at any month-end                                 $42.9   $46.2   $41.5
- ------------------------------------------------------------------------


  The current credit ratings of the Company's principal securities and its commercial paper are as follows:

                       Duff & Phelps      Fitch         Moody's  Standard &
                       Credit Rating    Investors     Investors    Poor's
                          Company      Service, Inc.    Service     Corp.
===========================================================================
Commercial paper            D-1           F-2             P-2        A-2
First mortgage bonds         A+            A-             A3          A-
Unsecured debt               A             A-             Baa1        A-
Preferred stock              A-            A-             baa1       BBB+
- ---------------------------------------------------------------------------

  During June 1994, Standard & Poor's Corporation, Moody's Investors Service, and Fitch Investors Service, Inc. lowered their ratings on the Company's securities. The major reasons cited for the downgrades included uncertainties resulting from the ongoing investigations surrounding alleged financial improprieties and the termination by the NYPSC of the Company's electric rate proceeding which included a reduction in the targeted return on equity to 10.6%.

RATE ACTIVITIES
NEW YORK

  On September 30, 1992, the NYPSC approved a four-year settlement agreement (Settlement Agreement) in the Company's gas rate case (Case 92-G-0050). The Settlement Agreement contained a weather normalization clause which automatically adjusts rates to offset the effects of variations in gas sales volumes resulting from weather from the level assumed for setting rates. The Settlement Agreement provided for an overall rate of return of 10.26%, with a return on common equity of 12.15%, including incentives of 50 basis points. On September 1, 1993, the Company filed with the NYPSC the second stage adjustment to gas rates pursuant to the Settlement Agreement. The requested increase in annual gas revenues as a result of the second-stage adjustment was $3.8 million, or 2.5%. Although the Settlement Agreement provided for an effective date for this adjustment of January 1, 1994, the Company agreed to extend the effective date until June 30, 1994, in connection with the ongoing investigations of alleged financial improprieties. The effective date of this adjustment was further extended until December 30, 1994 by NYPSC Order issued June 3, 1994.

  On September 1, 1994, the Company filed a plan to implement the second-stage rate adjustment on January 1, 1995 and to postpone the next adjustment to gas rates to January 1, 1996. On September 19, 1994, the Company subsequently requested the further postponement of the second-stage gas rate adjustment until the Commission's investigation of alleged financial improprieties is concluded. The purpose of the request was to combine the results of the investigation and staged filings into a single rate change. On November 4, 1994, the NYPSC issued an Order terminating the Settlement Agreement effective December 31, 1994. The Order denied the Company the opportunity for rate adjustments in the third and fourth years (1995 and 1996) of the Settlement Agreement. However, the Order authorized the Company to continue to defer certain items under the second-stage rate adjustment until the adjustment becomes effective and to defer all previously authorized reconciliations through the end of 1994, pending review and audit by the NYPSC Staff and the conclusion of the NYPSC's investigation of alleged financial improprieties.

  On January 29, 1993, the Company filed, with the NYPSC, for an increase in electric rates of $17.1 million (4.8%) to be effective January 1, 1994.

  The NYPSC accepted the Company's proposal for a two-month (November and December 1993) temporary rate reduction of approximately $115,000 per month related to any misappropriation of funds identified as a result of the investigation. The Company voluntarily extended the temporary rate reduction for a third month, through January 1994.

  As a result of the ongoing investigation of alleged financial improprieties, the NYPSC issued an Order on December 21, 1993 which resulted in the postponement of the effective date of new electric rates from January 1, 1994 until June 30, 1994.

  By Order issued June 10, 1994 (June Order), the electric rate application was terminated by the NYPSC. The June Order provided for the continuation of the RDM revenue reconciliation and operating cost adjustment procedures and the continuation of other provisions of the December 16, 1993 Order, including up to $3.0 million of revenue made subject to refund, a 5% net resource savings DSM incentive, and elimination of a customer service incentive. The June Order also provided for a reduction in the RDM adjustment factor effective July 1, 1994, reflecting the new recovery level required for 1993 net RDM deferrals. Finally, the June Order reduced the return on equity threshold for measuring excess earnings from 12.0% to 10.6%, effective retroactively to January 1, 1994. All earnings in excess of 10.6% are to be deferred for future disposition pending the conclusion of the ongoing investigation.

                            Orange and Rockland Utilities, Inc. and Subsidiaries

  On September 19, 1994, the Company filed an appeal with the Supreme Court of New York challenging the legality of the June Order. The appeal argues that by changing the targeted return on common equity from 11.45% to 10.6% for the first six months of 1994, the Commission engaged in retroactive rate-making. The appeal also argues that there is no evidence in the record to support a determination that the cost of equity is 10.6%. The Company and the NYPSC have agreed to stay the briefings in this appeal until after the NYPSC has issued its final report on its investigation of the Company.

  On November 10, 1994, the Company filed, with the NYPSC, a quantification of the rate-making effects of its ongoing investigation into prior financial improprieties. The Company requested the NYPSC approve an additional refund of approximately $3.4 million to its New York electric and gas customers. Although the NYPSC has not acted on this request, this amount was charged to operations in the fourth quarter of 1994. The NYPSC has instituted a proceeding (Case 93-17-0849) to provide the opportunity for other parties, including NYPSC Staff who are conducting an independent investigation, to be heard on this matter. On November 18, 1994, NYPSC Staff submitted to the Company a draft report of its investigation of the Company for factual verification. This draft report does not include the NYPSC Staff's estimate of the inappropriate costs that have been borne by the Company's ratepayers. Such an estimate will be included in the final versions of the report. On January 11, 1995, the Company submitted its response to this draft report. The Company is unable to predict the final results of this proceeding and what modifications, if any, will be made to the amount proposed to be refunded.

NEW JERSEY

  In January 1992, in response to RECO's March 18, 1991 petition requesting a $12.9 million increase in base rates, an increase in electric rates of $5.1 million was granted by the New Jersey Board of Regulatory Commissioners (NJBRC). The NJBRC was renamed effective July 5, 1994 and is now the New Jersey Board of Public Utilities (NJBPU). This increase included a 12% rate of return on common equity. In addition, the NJBRC initiated a Phase II proceeding in this case to address the effect of the State of New Jersey's June 1, 1991 tax legislation. That legislation changed the procedure under which certain taxes are collected from the State's utilities. Previously, utilities had been subject to a 12.5% gross receipts and franchise tax, which the utilities paid in lieu of property taxes. The new tax is based upon the number of units of energy (kwh or therms) delivered by a utility rather than revenues. The legislation also required that utilities accelerate payment to the State of the taxes collected. As a result, RECO was required to make additional tax payments of approximately $16 million during the period 1993-1994. On November 12, 1992, the NJBRC issued a Decision and Order approving the recovery of the additional tax over a ten-year period. A carrying charge of 7.5% on the unamortized balance was also approved. The amount of unamortized accelerated payments is included in Deferred Revenue Taxes.

  On February 26, 1993, the New Jersey Department of Public Advocate, Division of Rate Counsel (Rate Counsel) filed a Notice of Appeal from the NJBRC Decision and Order with the Superior Court of New Jersey, Appellate Division, stating as grounds for the appeal that the Decision is arbitrary and capricious and would result in unjust and unreasonable rates. On March 21, 1994, the Superior Court of New Jersey, Appellate Division, upheld the NJBRC Decision, stating the NJBRC used proper rate-making principles.

  Under an agreement with the NJBPU to return to customers any funds found to be misappropriated as a result of an ongoing investigation of certain former officers and employees, RECO has refunded to New Jersey ratepayers $93,000 through reductions in the applicable fuel adjustment charges in February and March 1994. In December 1994, RECO submitted a proposal to the NJBPU to refund an additional $.7 million. By order dated January 27, 1995, the NJBPU approved this proposal ordering the refund to be made in February 1995. The NJBPU investigation into these matters is continuing and the Company is unable to predict what modifications, if any, will be made to the amount to be refunded.

  On November 3, 1993, the NJBRC (now the NJBPU), commenced its periodic management audit of RECO. As a result of the events and investigations described above, the NJBPU audit included, in addition to a standard review of operating procedures, policies and practices, a review of the posture of RECO management regarding business ethics and a determination regarding the effect of such events on RECO ratepayers. The NJBPU's draft findings are contained in its "Final Report on An Ethics Review of Rockland Electric Company" (Docket No. EA 90030248) dated December 1, 1994, a copy of which was provided to the Company for comment. On January 11, 1995, the Company submitted its comments to this audit report to the NJBPU. The NJBPU has not yet issued its final report.

PENNSYLVANIA

  On November 19, 1992, Pike County Light & Power Company (Pike) filed, with the PPUC, for a $497,000 increase in electric rates and a $36,300 increase in gas rates. During April 1993, Pike and the other parties involved in this proceeding signed a stipulated agreement providing for an increase of $270,000, or 6.6% for electric rates and $12,000, or 1.5% for gas rates. On June 10, 1993, the PPUC approved the electric rate settlement with rates effective June 11, 1993. On June 24, 1993, the PPUC approved the gas rate settlement with rates effective June 25, 1993. With regard to the ongoing investigation into the alleged financial improprieties, Pike has pledged to return to ratepayers any funds discovered to have been misappropriated due to the financial improprieties of certain former officers and employees who are the subject of an ongoing investigation.

1994 Annual Report

COMPETITION

  The Company is operating in an increasingly competitive environment. In the electric industry, the Energy Policy Act of 1992 (Act) permitted unregulated non-utility generating companies to sell wholesale electric power in competition with regulated utilities. The Act also required utilities to provide access to others, under certain conditions, to the utilities' electric transmission systems. Although the Act does not require utilities to deliver their competitors' power directly to retail customers, state regulators retain the right to allow retail competition. Regulatory agencies in the three states in which the Company has retail electric franchises are currently evaluating possible changes in regulatory and ratemaking practices designed to promote increased competition consistent with safety, reliability and affordability standards. Depending on future developments in this area, the Company's market share and profit margins could become subject to competitive pressures in addition to traditional regulatory constraints.

  The Company recognizes that the regulated utility environment is changing and is committed to remaining competitive in its core energy services business and to capitalizing on new market opportunities. The Company's strategy for meeting the challenges of increased competition focuses on improving service while reducing costs. The Company has adopted an aggressive cost reduction program and is currently evaluating the pricing of services provided to customers. In addition, the Company's marketing function has been restructured to identify growth opportunities and strengthen customer relations by improving the value of energy services offered. Another component of the strategy is to actively participate, with regulators and others, in developing a transition to a more competitive environment which provides for an equitable sharing of environmental, social, regulatory and taxation obligations among all parties, as well as a reasonable opportunity for utilities to recover past investments and expenditures made pursuant to their obligation to provide service to the public.

  Competition in the Company's gas business has existed for several years, with interruptible customers and customers with alternative fuel usage capacity having the option to obtain their own gas supply and transport it through the Company's distribution system. In addition, FERC Order No. 636, which deregulated much of the interstate pipeline industry, has enabled the Company to contract directly with gas producers for supplies of natural gas. The Company is successfully meeting the challenge of competition in the gas business by taking advantage of the opportunities provided in this rapidly changing business environment to obtain greater access to reasonably priced natural gas supplies and storage. The Company has developed customized supply and flexible pricing arrangements to provide value-added service to its gas customers and is actively seeking new marketing opportunities.

OTHER DEVELOPMENTS
   SFAS NO. 119

  In October 1994, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 119 "Disclosure About Derivative Financial Instruments and Fair Value of Financial Instruments (SFAS No. 119), which requires various disclosures about financial instruments and related transactions. This statement revises previously issued statements related to disclosure of financial instruments, namely SFAS No. 105 and SFAS No. 107, to include disclosure of derivatives. For the Company, financial instruments consist principally of cash and cash equivalents, short-term debt, commercial paper, long-term debt and redeemable preferred stock. The disclosures required by SFAS No. 119 are contained in Note 9 of the Notes to Consolidated Financial Statements.

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

                            Orange and Rockland Utilities, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF
INCOME AND RETAINED EARNINGS

                                                                        Year Ended December 31,
                                                                      1994        1993       1992
==================================================================================================
                                                                         (Thousands of Dollars)
OPERATING REVENUES:
    Electric (Note 1)                                            $   472,393   $480,553   $456,768
    Gas (Note 1)                                                     157,168    157,257    140,679
    Electric sales to other utilities                                  6,636      6,414      6,965
- --------------------------------------------------------------------------------------------------
      Total Utility Revenues                                         636,197    644,224    604,412
    Diversified activities (Note 1)                                  380,705    322,925    235,660
- --------------------------------------------------------------------------------------------------
      Total Operating Revenues                                     1,016,902    967,149    840,072
- --------------------------------------------------------------------------------------------------
OPERATING EXPENSES:
    Operations:
      Fuel used in electric production (Note 1)                       84,860     74,480     85,005
      Electricity purchased for resale (Note 1)                       49,391     62,969     49,245
      Gas purchased for resale (Note 1)                               88,305     89,984     77,700
      Non-utility gas marketing purchases                            365,917    310,467    224,579
      Other expenses of operation                                    152,200    149,604    134,253
    Maintenance                                                       44,011     42,861     42,474
    Depreciation and amortization (Note 1)                            35,862     34,056     34,014
    Taxes other than income taxes                                     95,964     93,610     90,371
    Federal income taxes (Notes 1 and 2)                              24,540     26,225     22,679
- --------------------------------------------------------------------------------------------------
      Total Operating Expenses                                       941,050    884,256    760,320
- --------------------------------------------------------------------------------------------------
INCOME FROM OPERATIONS                                                75,852     82,893     79,752
- --------------------------------------------------------------------------------------------------
OTHER INCOME AND DEDUCTIONS:
    Investigation and litigation costs (Note 12)                      (8,795)    (6,139)        --
    Other-- net (Note 1)                                                (530)    (1,703)       200
    Taxes other than income taxes                                       (123)       (94)       (97)
    Federal income taxes (Notes 1 and 2)                               4,250      3,525        895
- --------------------------------------------------------------------------------------------------
      Total Other Income and Deductions                               (5,198)    (4,411)       998
- --------------------------------------------------------------------------------------------------
INCOME BEFORE INTEREST CHARGES                                        70,654     78,482     80,750
- --------------------------------------------------------------------------------------------------
INTEREST CHARGES:
    Interest on long-term debt                                        29,105     30,147     32,158
    Other interest                                                     3,088      2,404      2,416
    Amortization of debt premium and expense -- net                    1,244      1,116        364
- --------------------------------------------------------------------------------------------------
      Total Interest Charges                                          33,437     33,667     34,938
- --------------------------------------------------------------------------------------------------
NET INCOME                                                            37,217     44,815     45,812
Dividends on preferred and preference stock, at required rates         3,251      3,364      3,478
- --------------------------------------------------------------------------------------------------
Earnings applicable to common stock                                   33,966     41,451     42,334
Cash dividends on common stock: $2.54, $2.49 and $2.43                34,486     33,694     32,589
- --------------------------------------------------------------------------------------------------
Balance to retained earnings                                            (520)     7,757      9,745
Retained earnings, beginning of year                                 184,179    176,422    166,677
- --------------------------------------------------------------------------------------------------
Retained earnings, end of year                                   $   183,659   $184,179   $176,422
==================================================================================================
Average number of common shares outstanding (000's)                   13,594     13,532     13,438
- --------------------------------------------------------------------------------------------------
EARNINGS PER AVERAGE COMMON SHARE OUTSTANDING                    $      2.50   $   3.06   $   3.15
==================================================================================================

The accompanying notes are an integral part of these statements.

1994 Annual Report

CONSOLIDATED BALANCE SHEETS

                                                                                       December 31,
                                                                                  1994             1993
=========================================================================================================
                                                                                 (Thousands of Dollars)
ASSETS:
  UTILITY PLANT:
    Electric                                                                 $  951,019        $  931,827
    Gas                                                                         198,755           189,000
    Common                                                                       55,445            52,525
- ---------------------------------------------------------------------------------------------------------
      Utility Plant in Service                                                1,205,219         1,173,352
    Less accumulated depreciation                                               398,584           372,279
- ---------------------------------------------------------------------------------------------------------
      Net Utility Plant in Service                                              806,635           801,073
    Construction work in progress                                                49,654            30,907
- ---------------------------------------------------------------------------------------------------------
      Net Utility Plant (Notes 1, 7, 11 and 12)                                 856,289           831,980
- ---------------------------------------------------------------------------------------------------------

  NON-UTILITY PROPERTY:
    Non-utility property                                                         34,585            35,049
    Less accumulated depreciation, depletion and amortization                    13,977            13,041
- ---------------------------------------------------------------------------------------------------------
      Net Non-utility Property (Notes 1 and 7)                                   20,608            22,008
- ---------------------------------------------------------------------------------------------------------

  CURRENT ASSETS:
    Cash and cash equivalents (Notes 8 and 9)                                    16,081            14,256
    Temporary cash investments (Note 9)                                           1,839             1,447
    Customer accounts receivable, less allowance for uncollectible
      accounts of $2,200 and $2,026                                              44,105            60,289
    Accrued utility revenue (Note 1)                                             27,273            23,017
    Other accounts receivable, less allowance for uncollectible
      accounts of $209 and $102                                                  17,384            11,577
    Gas marketing accounts receivable, less allowance for
      uncollectible accounts of $327 and $471                                    58,470            49,248
    Materials and supplies (at average cost):
      Fuel for electric generation                                                9,309             8,951
      Gas in storage                                                             11,544            13,413
      Construction and other supplies                                            16,983            16,698
    Prepaid property taxes                                                       19,327            18,414
    Prepayments and other current assets                                         28,877            22,212
- ---------------------------------------------------------------------------------------------------------
      Total Current Assets                                                      251,192           239,522
- ---------------------------------------------------------------------------------------------------------

DEFERRED DEBITS:
    Income tax recoverable in future rates (Notes 1 and 2)                       73,261            75,468
    Extraordinary property loss - Sterling Nuclear Project (Notes 1 and 3)       10,139            15,481
    Deferred Order No. 636 transition costs (Notes 1 and 12)                     13,480            21,500
    Deferred revenue taxes (Note 1)                                              16,888            17,588
    Deferred pension and other postretirement benefits (Notes 1 and 10)          10,505             7,277
    IPPsettlement agreements (Notes 1 and 12)                                    17,821             4,300
    Unamortized debt expense (amortized over term of securities)                 10,493             8,565
    Other deferred debits                                                        32,328            37,284
- ---------------------------------------------------------------------------------------------------------
      Total Deferred Debits                                                     184,915           187,463
- ---------------------------------------------------------------------------------------------------------
      TOTAL                                                                  $1,313,004        $1,280,973
=========================================================================================================

                            Orange and Rockland Utilities, Inc. and Subsidiaries

                                                                                     December 31,
                                                                                 1994             1993
=========================================================================================================
                                                                                (Thousands of Dollars)
CAPITALIZATION AND LIABILITIES:
CAPITALIZATION:
  Common stock (Note 5)                                                      $   68,265        $   67,660
  Premium on capital stock (Note 5)                                             133,595           130,313
  Capital stock expense                                                          (6,116)           (6,108)
  Retained earnings (Note 4)                                                    183,659           184,179
- ---------------------------------------------------------------------------------------------------------
    Total Common Stock Equity                                                   379,403           376,044
- ---------------------------------------------------------------------------------------------------------
  Non-redeemable preferred stock                                                 42,844            42,844
  Non-redeemable cumulative preference stock                                        424               443
- ---------------------------------------------------------------------------------------------------------
    Total Non-redeemable Stock (Note 5)                                          43,268            43,287
- ---------------------------------------------------------------------------------------------------------
  Redeemable preferred stock (Note 6)                                             2,774             4,158
- ---------------------------------------------------------------------------------------------------------
  Long-term debt (Notes 7 and 9)                                                359,622           380,266
- ---------------------------------------------------------------------------------------------------------
    Total Capitalization                                                        785,067           803,755
- ---------------------------------------------------------------------------------------------------------
NON-CURRENT LIABILITIES:
  Reserve for claims and damages (Note 1)                                         4,713             3,830
  Postretirement benefits (Note 10)                                              15,625             6,719
  Pension costs (Note 10)                                                        39,854            34,275
  Obligation under capital leases (Note 11)                                         275               793
- ---------------------------------------------------------------------------------------------------------
    Total Non-current Liabilities                                                60,467            45,617
- ---------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
  Long-term debt and lease obligation due within one year(Notes 7, 9 and 11)     19,910             1,463
  Preferred stock to be redeemed within one year (Note 6)                         1,384             1,384
  Notes payable (Notes 8 and 9)                                                      --             1,200
  Commercial paper (Notes 8 and 9)                                               29,400            45,000
  Accounts payable                                                               63,855            57,359
  Gas marketing accounts payable                                                 71,913            54,247
  Dividends payable                                                                 725               752
  Customer deposits                                                               5,669             5,807
  Accrued Federal income and other taxes                                          5,949             9,586
  Accrued interest                                                                8,608             9,877
  Refundable gas costs                                                            7,554             8,967
  Refunds to customers                                                           10,265               793
  Other current liabilities                                                      16,127            16,321
- ---------------------------------------------------------------------------------------------------------
    Total Current Liabilities                                                   241,359           212,756
- ---------------------------------------------------------------------------------------------------------
DEFERRED TAXES AND OTHER:
  Deferred Federal income taxes (Notes 1 and 2)                                 173,317           172,672
  Deferred investment tax credits (Notes 1 and 2)                                17,109            18,004
  Accrued Order No. 636 transition costs (Note 12)                               13,480            21,500
  Accrued IPP settlement agreements (Notes 1 and 12)                              8,000                --
  Refundable fuel costs (Note 1)                                                 10,366             4,405
  Other deferred credits                                                          3,839             2,264
- ---------------------------------------------------------------------------------------------------------
    Total Deferred Taxes and Other                                              226,111           218,845
- ---------------------------------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES (Note 12)                                              --                --
- ---------------------------------------------------------------------------------------------------------
    TOTAL                                                                    $1,313,004        $1,280,973
=========================================================================================================

The accompanying notes are an integral part of these statements.

1994 Annual Report

CONSOLIDATED CASH FLOW STATEMENTS

                                                                         Year Ended December 31,
                                                                       1994       1993       1992
==================================================================================================
                                                                        (Thousands of Dollars)
CASH FLOW FROM OPERATIONS:
  Net Income                                                         $37,217    $44,815    $45,812
  Adjustments to reconcile net income to net
    cash provided by operating activities:
    Depreciation and amortization                                     35,938     34,571     34,317
    Deferred Federal income taxes (Note 2)                              (188)       (39)     6,593
    Deferred investment tax credit (Note 2)                             (895)      (963)    (1,132)
    Deferred and refundable fuel and gas costs                         4,548      7,802     (6,388)
    Allowance for funds used during construction                        (517)      (276)      (430)
    Other non-cash changes                                             6,042     (8,055)     3,855
    Changes in certain current assets and liabilities:
      Accounts and gas marketing receivables, net
        and accrued utility revenue                                   (3,101)   (17,286)   (14,509)
      Materials and supplies                                           1,226       (737)       743
      Prepaid property taxes                                            (913)    (1,066)    (1,085)
      Prepayments and other current assets                            (6,665)    (3,983)     2,453
      Operating and gas marketing accounts payable                    24,162     19,407      2,210
      Accrued Federal income and other taxes                          (3,637)     4,911      1,506
      Accrued interest                                                (1,269)       779     (1,108)
      Refunds to customers                                             9,472        753       (114)
      Other current liabilities                                         (332)     2,336      1,712
    Other-- net                                                       16,402      4,814     (5,687)
- --------------------------------------------------------------------------------------------------
      Net Cash Provided by Operations                                117,490     87,783     68,748
- --------------------------------------------------------------------------------------------------
CASH FLOW FROM INVESTING ACTIVITIES:
  Additions to plant                                                 (60,542)   (54,308)   (56,438)
  Temporary cash investments                                            (392)      (569)      (878)
  Allowance for funds used during construction                           517        276        430
- --------------------------------------------------------------------------------------------------
      Net Cash Used in Investing Activities                          (60,417)   (54,601)   (56,886)
- --------------------------------------------------------------------------------------------------
CASH FLOW FROM FINANCING ACTIVITIES:
  Proceeds from:
    Issuance of common stock (Note 5)                                  3,868         --      7,589
    Issuance of long-term debt (Note 7)                               55,000     75,000     55,000
  Retirement of:
    Preference and preferred stock (Note 6)                           (1,384)    (1,384)    (1,384)
    Long-term debt                                                   (57,688)   (75,091)   (51,159)
    Capital lease obligations-- net (Note 11)                           (479)      (443)      (410)
  Net borrowings (repayments) under short-term debt
    arrangements (Note 8)                                            (16,800)     4,700     11,500
  Dividends on preferred and common stock                            (37,765)   (37,086)   (36,093)
- --------------------------------------------------------------------------------------------------
      Net Cash Used in Financing Activities                          (55,248)   (34,304)   (14,957)
- --------------------------------------------------------------------------------------------------
NET CHANGE IN CASH AND CASH EQUIVALENTS                                1,825     (1,122)    (3,095)
Cash and Cash Equivalents at Beginning of Year                        14,256     15,378     18,473
- --------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                             $16,081    $14,256    $15,378
- --------------------------------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
  Cash paid during the year for:
    Interest, net of amounts capitalized                             $33,134    $32,012    $35,497
    Federal income taxes                                             $21,558    $27,020    $14,450
==================================================================================================

The accompanying notes are an integral part of these statements.

                            Orange and Rockland Utilities, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES.

GENERAL

  Orange and Rockland Utilities, Inc. (Company) and its wholly owned utility subsidiaries, Rockland Electric Company (RECO) and Pike County Light & Power Company (Pike), are subject to regulation by the Federal Energy Regulatory Commission (FERC) and various state regulatory authorities with respect to their rates and accounting. Accounting policies conform to generally accepted accounting principles, as applied in the case of regulated public utilities, and are in accordance with the accounting requirements and rate-making practices of the regulatory authority having jurisdiction. A description of the significant accounting policies follows.

PRINCIPLES OF CONSOLIDATION

  The consolidated financial statements include the accounts of the Company, all subsidiaries and the Company's pro rata share of an unincorporated joint venture. All intercompany balances and transactions have been eliminated.

  The Company's non-utility subsidiaries are wholly owned land development, gas marketing and gas production companies.

RATE REGULATION

  The Company's utility operations are subject to rate regulation by the New York Public Service Commission (NYPSC), the New Jersey Board of Public Utilities (NJBPU), the Pennsylvania Public Utility Commission (PPUC) and the FERC. The financial statements of the Company are based on generally accepted accounting principles, including the provisions of Statement of Financial Accounting Standards 71 (SFAS 71), "Accounting for the Effects of Certain Types of Regulation," which give recognition to the rate-making and accounting practices of these agencies. The principal effect of the rate-making process on the Company's financial statements is that of the timing of the recognition of incurred costs. If rate regulation provides reasonable assurance that an incurred cost will be recovered in a future period by inclusion of that cost in rates, SFAS 71 requires the capitalization of the cost. Regulatory assets represent probable future revenue associated with certain incurred costs, as these costs are recovered through the rate-making process. The following regulatory assets were reflected in the Consolidated Balance Sheets as of December 31, 1994 and 1993:

                                                      1994               1993
===============================================================================
                                                      (Thousands of Dollars)
Deferred Income Taxes (Note 2)                     $ 73,261            $ 75,468
Extraordinary Property Loss (Note 3)                 10,139              15,481
FERC Order No. 636 Costs (Note 12)                   13,480              21,500
Deferred Revenue Taxes (Note 1)                      16,888              17,588
Deferred Pension and Other
  Postretirement Benefits (Note 10)                  10,505               7,277
Gas Take-or-Pay Costs (Note 12)                       2,837               3,635
Revenue Decoupling Mechanism (Note 1)                 1,295              10,293
Deferred Plant Maintenance Costs (Note 1)             4,699               3,488
Demand-Side Management Costs (Note 1)                   (96)              1,544
Deferred Fuel Costs (Note 1)                        (10,366)             (4,405)
IPP Settlement Agreements (Note 1)                   17,821               4,300
Other                                                 7,255               4,400
- -------------------------------------------------------------------------------
  Total                                            $147,718            $160,569
- -------------------------------------------------------------------------------

UTILITY REVENUES

  Utility revenues are recorded on the basis of cycle billings rendered to certain customers monthly and others bi-monthly. Unbilled revenues are accrued at the end of each month for estimated energy usage since the last meter reading.

  Under the Company's Revenue Decoupling Mechanism agreement (RDM), New York's electric revenues are recognized in the accompanying financial statements based on established targets. The RDM also provides for the reconciliation of Demand-Side Management (DSM) expenditures and the adjustment of certain operating costs. Any variation between actual results and the established targets are deferred and recovered from or returned to customers over a subsequent twelve-month period. Customer service performance incentives or penalties which were discontinued by the NYPSC in 1994 and demand-side management incentives, as detailed in the Agreement, are recognized as earned.

  Effective December 1, 1992, the level of revenues from gas sales in New York is subject to a weather normalization clause that requires recovery from or refund to firm customers of shortfalls or excesses of firm net revenues during a heating season due to variation from normal weather, which is the basis for projecting base tariff requirements.

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

  A reconciliation of recoverable gas costs with billed gas revenues is done annually, as of August 31, and the excess or deficiency is refunded to or recovered from customers during a subsequent twelve-month period. The NYPSC provides for a modified electric fuel adjustment clause requiring an 80%/20% sharing between customers and shareholders of variations between actual and forecasted fuel costs annually. The 20% portion of fluctuations from forecasted costs is limited to a maximum of $1,762,000 annually. The fuel costs targets are approved by the NYPSC for each calendar year following the Company's filing of forecasted fuel costs. Tariffs for electric and gas service in Pennsylvania and electric service in New Jersey contain adjustment clauses which utilize estimated prospective energy costs on an annual basis. The recovery of such estimated costs is made through equal monthly charges over the year of projection. Any over or under recoveries are deferred and refunded or charged to customers during the subsequent twelve-month period.

UTILITY PLANT

  Utility plant is stated at original cost. The cost of additions to, and replacements of, utility plant include contracted work, direct labor and material, allocable overhead, allowance for funds used during construction and indirect charges for engineering and supervision. Replacement of minor items of property and the cost of repairs are charged to maintenance expense. At the time depreciable plant is retired or otherwise disposed of, the original cost, together with removal cost less salvage, is charged to the accumulated provision for depreciation.

1994 Annual Report

DEPRECIATION

  For financial reporting purposes, depreciation is computed on the straight-line method based on the estimated useful lives of the various classes of property. Provisions for depreciation are equivalent to the following composite rates based on the average depreciable plant balances at the beginning and end of the year:

Year Ended December 31,          1994    1993    1992
=====================================================
Plant Classification:
  Electric                       3.05%   3.04%   3.04%
  Gas                            2.80%   2.68%   3.59%
  Common                         6.37%   6.07%   5.88%
- -----------------------------------------------------

  The composite gas depreciation rate, excluding the effect of adjustments provided for in a 1992 gas rate agreement with the NYPSC, amounted to 3.10% in 1994 and 3.01% in 1993.

JOINTLY-OWNED UTILITY PLANT

  The Company has a one-third interest in the 1,200 megawatt Bowline Point generating facility, which it owns jointly with Consolidated Edison Company of New York, Inc. The Company is the operator of the joint venture. Each participant is entitled to its proportionate share of the energy produced. The operating and maintenance expenses of the facility are shared proportionately, based on the energy received from the plant by the partners.

  Under this agreement, each co-owner has an undivided interest in the facility and is responsible for its own financing. The Company's interest in this jointly-owned plant consists primarily of the following:

Year Ended December 31,                   1994        1993
===========================================================
                                     (Thousands of Dollars)
Electric Utility Plant in Service       $98,171     $97,753
Construction Work in Progress           $ 2,984     $ 1,124
- -----------------------------------------------------------

FEDERAL INCOME TAXES

  The Company and its subsidiaries file a consolidated Federal income tax return, and income taxes are allocated to its subsidiaries based on the taxable income or loss of each.

  Investment tax credits, which were available prior to the Tax Reform Act of 1986, have been fully normalized and are being amortized over the remaining useful life of the related property for financial reporting purposes.

  The Company adopted Statement of Financial Accounting Standards No. 109 (SFAS No. 109) "Accounting for Income Taxes" on January 1, 1993, which requires a change from the deferred method to the asset and liability method of accounting for income taxes. SFAS No. 109 retains the requirement to record deferred income taxes for temporary differences that are reported in different years for financial reporting and tax purposes. The statement also requires that deferred tax liabilities or assets be adjusted for the future effects of any changes in tax laws or rates and that regulated enterprises recognize an offsetting regulatory asset representing the probable future rate recoveries for additional deferred tax liabilities. The probable future rate recoveries (revenues) to be recorded take into consideration the additional future taxes which will be generated by that revenue. Deferred taxes are also provided on temporary differences of the Company's non-regulated subsidiaries, which are charged to expense rather than offset by regulatory assets. The balance of deferred tax assets and liabilities as of January 1, 1993, the date of implementation of SFAS No. 109, was $69.6 million. The components of deferred tax assets and liabilities as of January 1, 1993, are as follows; Liabilities: Accelerated Depreciation -- $63.5 million, Other Liabilities -- $12.1 million; Assets:
Employee Benefits -- $(6.4) million, and Deferred Fuel Costs -- $.4 million.

DEFERRED REVENUE TAXES

  Deferred revenue taxes represent the unamortized balance of an accelerated payment of New Jersey Gross Receipts and Franchise Tax required by legislation enacted effective June 1, 1991. In accordance with an order by the NJBPU, the expenditure has been deferred and is being recovered in rates, with a carrying charge of 7.5% on the unamortized balance, over a ten-year period. In addition, certain New York State revenue taxes included in rate base are deferred and amortized over a twelve-month period following payment in accordance with the requirements of the NYPSC.

IPP SETTLEMENT AGREEMENTS

  During 1994, the Company negotiated termination agreements with two of the three Independent Power Producers (IPP) scheduled to provide electric generating capacity and energy services to the Company in the late 1990's. The Company is presently negotiating for a similar arrangement with the remaining IPP, Wallkill Generating Company, L.P. (Wallkill Generating). As of December 31, 1994, $17.8 million of contract termination charges have been deferred in accordance with regulatory accounting orders pending a determination of the recoverability of the costs in rates. On January 24, 1995, the NJBPU authorized the recovery of $.9 million over a period of twelve months for the portion of one of the settlement agreements applicable to the Company's New Jersey electric operations. A decision on the recovery of the remaining $16.9 million, as well as any additional charges associated with the ongoing negotiation, will be addressed in future rate proceedings before the NYPSCand NJBPU. Management believes that these $16.9 million of termination costs were prudently incurred and therefore should be fully recoverable in rates.

DEFERRED PLANT MAINTENANCE COSTS

  The Company utilizes a silicone injection procedure as part of its maintenance program for residential underground electric cable in order to prevent premature failures and ensure the realization of the expected useful life of the facilities. In 1992 the FERC issued an accounting order that required the cost of this procedure to be treated as maintenance expense rather than as a plant addition. The Company requested deferred accounting for these expenditures from the NYPSC and NJBPU in order to properly match the cost of the procedure with the periods benefited. In 1994 the NYPSC approved the deferred accounting request and authorized a ten-year amortization period. The NJBPU has not as yet acted on the Company's petition.

RESERVE FOR CLAIMS AND DAMAGES

  Costs arising from workers' compensation claims, property damage, general liability and unusual production plant repair costs are partially self-funded. Provisions for the reserves are based on experience, risk of loss and the rate-making practices of regulatory authorities.

                            Orange and Rockland Utilities, Inc. and Subsidiaries

SALE OF BROADCAST PROPERTIES

   On September 8, 1994, the Company adopted a formal plan to sell the six radio broadcast properties operated by a wholly owned indirect subsidiary, Atlantic Morris Broadcasting, Inc. In January 1995, a contract was signed for the sale of two of the six broadcasting properties. Non-binding offers have been received for the remaining stations. The sale of the properties is anticipated to be completed on or before June 1, 1995. Although the final gain or loss which will result from the sale of the properties cannot be determined at this time, the Company does not believe, based on the sales and offers received to date, that the disposition will have any material effect on the Company's financial statements. Operating results of $(484,000), $(804,000) and $(960,000) for the years ended December 31, 1994, 1993, and 1992, respectively, for the radio broadcast properties are included in Other Income and Deductions in the accompanying Consolidated Statements of Income and Retained Earnings. Net assets of $6.9 million consisting principally of radio broadcast licenses and operating plant and equipment are included at book value in the accompanying Consolidated Balance Sheets.

RECLASSIFICATIONS

   Certain amounts from prior years have been reclassified to conform with the current year presentation.

NOTE 2. FEDERAL INCOME TAXES.

   The Internal Revenue Service (IRS) concluded its audits of the Company's tax returns through 1989. All issues have been resolved, resulting in an immaterial effect on the Company's results of operations. Presently, the IRS is examining tax returns for 1990, 1991 and 1992; notification of their findings for these years has not yet been received.

The components of Federal income taxes are as follows:

Year Ended December 31,                           1994              1993            1992
==========================================================================================
                                                         (Thousands of Dollars)
Charged to operations:
   Current                                      $ 24,415          $26,332          $16,567
   Deferred-net                                      262               86            6,384
   Amortization of investment tax credit            (137)            (193)            (272)
- ------------------------------------------------------------------------------------------
                                                  24,540           26,225           22,679
- ------------------------------------------------------------------------------------------
Charged to other income:
   Current                                        (3,042)          (2,630)            (244)
   Deferred-net                                     (450)            (125)             209
   Amortization of investment tax credit            (758)            (770)            (860)
- ------------------------------------------------------------------------------------------
                                                  (4,250)          (3,525)            (895)
- ------------------------------------------------------------------------------------------
       Total                                    $ 20,290         $ 22,700         $ 21,784
- ------------------------------------------------------------------------------------------

   Effective January 1, 1993, the Company adopted the provisions of SFAS No.
109. The adoption of SFAS No. 109 did not have a significant impact on the results of current operations because of the recording of offsetting regulatory assets for utility operations and the relatively minor impact from diversified operations. The resulting cumulative effect of the change in accounting principle of $(.1) million is included in 1993's results of operations. Fiscal year 1992 was not restated to apply the provisions of SFAS No. 109. The deferred tax expense for 1992 was the result of the following:
Pollution Control Facilities -- $1.5 million, Abandonment Loss --
Sterling -- $(1.5 million), Accelerated Tax Depreciation --$6.4 million, Deferred Employee Benefits -- $(2.0 million), Deferred Fuel Costs -- $2.0 million and Other -- $.2 million.

   The tax effect of temporary differences which gave rise to deferred tax assets and liabilities are as follows:


As of December 31,                            1994       1993
===============================================================
                                         (Thousands of Dollars)

Liabilities:
   Accelerated depreciation                 $177,362   $172,815
   Other                                      30,111     30,216
- ---------------------------------------------------------------
      Total liabilities                      207,473    203,031
- ---------------------------------------------------------------
Assets:
   Employee benefits                         (15,269)   (14,417)
   Deferred fuel costs                        (4,784)    (2,707)
   Other                                     (14,103)   (13,235)
- ---------------------------------------------------------------
      Total assets                           (34,156)   (30,359)
- ---------------------------------------------------------------
Net Liability                               $173,317   $172,672
- ---------------------------------------------------------------

   Reconciliation of the difference between Federal income tax expenses and the amount computed by applying the prevailing statutory income tax rate to income before income taxes is as follows:

Year Ended December 31,                            1994           1993           1992
=====================================================================================
                                                         (% of Pre-tax Income)
Statutory tax rate                                  35%            35%            34%
Reduction in computed taxes resulting from:
   Amortization of investment tax credits           (2)            (1)            (2)
   Cost of removal                                  (1)            (2)            (3)
   Additional depreciation deducted for
       book purposes                                 5              4              3
   Other                                            (2)            (3)            --
- ------------------------------------------------------------------------------------
       Effective Tax Rate                           35%            33%            32%
- ------------------------------------------------------------------------------------

   On August 10, 1993, the Budget Reconciliation Act of 1993 was signed into law. Among other things, the Act increased the corporate Federal income tax rate to 35% from 34%, retroactive to January 1, 1993. Pursuant to the provisions of SFAS No. 109, the Company adjusted its deferred tax and regulatory asset balances during 1993 to reflect the higher rate. The impact of this rate change was to increase the deferred tax liability by $7.6 million; however, because of the recording of offsetting regulatory assets, the increase in income tax expense was $.1 million.

NOTE 3. STERLING NUCLEAR PROJECT.

   Costs associated with the Sterling Nuclear Project, which was abandoned in 1980, and in which the Company was a 33% participant, are recorded in Deferred Debits -- Extraordinary Property Loss.

   The Company has been authorized by the NYPSC to recover all costs associated with the Sterling Nuclear Project. An annual amortization has been approved which includes a return on investment equal to the Company's current overall rate of return. Amortization of project costs applicable to New York operations will be completed in approximately 15 months. The NJBPU had approved a twenty-year amortization, which commenced June 23, 1982, of costs (excluding a return on the unamortized balance) attributable to the Company's subsidiary, RECO.

   At December 31, 1994 and 1993, the unamortized Sterling Project costs which have been approved for amortization and recovery, before reduction for deferred taxes, amounted to $10.8 million and $16.5 million, respectively. Approximately $4.7 million and $5.6 million of such recoverable costs at December 31, 1994 and December 31, 1993, respectively, are attributable to RECO and are not subject to an earned return on the unamortized balance.

1994 Annual Report

NOTE 4. RETAINED EARNINGS.

   Various restrictions on the availability of retained earnings of RECO for cash dividends are contained in, or result from, covenants in indentures supplemental to that company's Mortgage Trust Indenture. Approximately $7,501,600 at December 31, 1994 and 1993 was so restricted.

NOTE 5. CAPITAL STOCK OTHER THAN REDEEMABLE PREFERRED STOCK.

   The table below summarizes the changes in Capital Stock, issued and outstanding, for the years 1992, 1993 and 1994.

                                                     (B)                     (C)
                                                Non-Redeemable          Non-Redeemable
                              (A)                 Cumulative             Cumulative
                             Common                Preferred             Preference          Capital
                             Stock                   Stock                  Stock             Stock
                          ($5 par value)        ($100 par value)        (no par value)       Premium
=====================================================================================================
                      Shares       Amount*     Shares     Amount*      Shares      Amount*    Amount*
- -----------------------------------------------------------------------------------------------------
Balance 1/1/92:      13,327,470    $66,637    428,443    $ 42,844      15,041      $490      $123,701
   Sales                202,488      1,013                                                      6,575
   Conversions            1,233          6                               (852)      (28)           22
- -----------------------------------------------------------------------------------------------------
Balance 1/1/93:      13,531,191     67,656    428,443      42,844      14,189       462       130,298
   Conversions              864          4                               (599)      (19)           15
- -----------------------------------------------------------------------------------------------------
Balance 1/1/94:      13,532,055     67,660    428,443      42,844      13,590       443       130,313
   Sales                120,041        601                                                      3,268
   Conversions              817          4                               (565)      (19)           14
- -----------------------------------------------------------------------------------------------------
Balance 12/31/94:    13,652,913    $68,265    428,443    $ 42,844      13,025      $424      $133,595
- -----------------------------------------------------------------------------------------------------
Shares
   Authorized        15,000,000               820,000               1,500,000
- -----------------------------------------------------------------------------------------------------
*(in thousands)

   (A) At December 31, 1994, 19,147 shares of common stock were reserved for conversion of preference stock.

   (B) Non-Redeemable Preferred Stock (cumulative):

                              Par Value
                         -------------------      Callable
             Shares         December 31,         Redemption
Series     Outstanding   1992, 1993 and 1994   Price Per Share
===================================================================
                      (Thousands of Dollars)
A,4.65%     50,000          $  5,000           $104.25 at any time.
B,4.75%     40,000             4,000           $102.00 at any time.
D,4.00%      3,443               344           $100.00 at any time.
F,4.68%     75,000             7,500           $102.00 at any time.
G,7.10%    110,000            11,000           $101.00 at any time.
H,8.08%    150,000            15,000           $102.43 at any time.
- -------------------------------------------------------------------
           428,443          $ 42,844
- -------------------------------------------------------------------

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

NOTE 6. REDEEMABLE PREFERRED STOCK.

   The table below summarizes the changes in Redeemable Cumulative Preferred Stock, issued and outstanding, for the years 1992, 1993 and 1994.

                                              ($100 par value)
- ---------------------------------------------------------------
                                              Shares    Amount*
- ---------------------------------------------------------------
Balance 12/31/91:                             83,106   $ 8,310
   Redemptions                               (13,842)   (1,384)
- ---------------------------------------------------------------
Balance 12/31/92:                             69,264     6,926
   Redemptions                               (13,842)   (1,384)
- ---------------------------------------------------------------
Balance 12/31/93:                             55,422     5,542
   Redemptions                               (13,842)   (1,384)
- ---------------------------------------------------------------
Balance 12/31/94:                             41,580   $ 4,158
- ---------------------------------------------------------------
Shares Authorized                            180,000
- ----------------------------------------------------
*(in thousands)

   The Redeemable Cumulative Preferred Stock, Series I, 8 1/8%, is redeemable in whole or in part at the option of the Company on 30 days' minimum notice at the redemption price plus accrued and unpaid dividends to the date fixed for redemption. The redemption price per share is $101 through January 1, 1997, and $100 thereafter.

   The preferred stock is superior to the cumulative preference stock and common stock with respect to dividends and liquidation rights. A sinking fund provision requires that the Company, on each December 31, call for the redemption and retirement of 13,842 shares at $100 per share, provided, however, that the Company will call for redemption and retire on December 31, 1997, the remaining shares outstanding at the redemption price of $100 per share plus accrued and unpaid dividends to the date fixed for redemption. The redemption requirement for each of the three years following 1994 is as follows: $1,384,200 annually in 1995 and 1996 and $1,389,600 at maturity in 1997.

NOTE 7. LONG-TERM DEBT.

   Under the terms of the Company's First Mortgage Indenture and the indentures supplemental thereto, and relative to all series of First Mortgage Bonds, Orange and Rockland Utilities (ORU) on May 1 of each year is required to make annual sinking fund payments equal to 1% of the maximum amount of bonds outstanding during the preceding calendar year. ORU has satisfied such requirements through the year 1994 by allocating an amount of additional property and expects to continue such practice in succeeding years. Pike is required, pursuant to its First Mortgage Indenture, to make annual sinking fund payments in the amount of $9,500 on July 15 of each year, with respect to its Series "A" Bonds. The sinking fund requirements of Pike for 1994 were satisfied by the allocation of an amount of additional property and Pike expects to continue such practice in succeeding years.

   On August 31, 1994, the New York State Energy Research and Development Authority (NYSERDA) issued, on behalf of the Company, $55 million of variable rate Pollution Control Refunding Revenue Bonds (Orange and Rockland Utilities, Inc. Projects), 1994 Series A due October 1, 2014 (1994 Bonds). The proceeds from the issuance of the 1994 Bonds were used to refund, on October 1, 1994, the $55 million NYSERDA 10 1/4% Pollution Control Revenue Bonds (Orange and Rockland Utilities, Inc. Projects), 1984 Series issued on behalf of the Company. In anticipation of

                            Orange and Rockland Utilities, Inc. and Subsidiaries

issuing the 1994 Bonds, the Company entered into an interest rate swap agreement in 1992. Pursuant to the swap agreement, the Company will pay interest at a fixed rate of 6.09% to a swap counter party and will receive a variable rate of interest in return which is identical to the variable rate payment made on the 1994 Bonds. The result is to effectively establish a fixed rate of interest on the 1994 Bonds of 6.09%.

   Details of long-term debt at December 31, 1994 and 1993 are as follows:

December 31,                                             1994            1993
===============================================================================
                                                        (Thousands of Dollars)
Orange and Rockland Utilities, Inc.:
   First Mortgage Bonds:
     Series H, 4 7/8% due Aug. 15, 1995              $  17,000        $  17,000
     Series I, 6 1/2% due Oct. 1, 1997                  23,000           23,000

   Promissory Notes (unsecured)
     12.9%  due through Feb. 15, 1996                       25               42
     10 1/4% due Oct. 1, 2014                               --           55,000
     9%     due Aug. 1, 2015                            44,000           44,000
     6.09%  due Oct. 1, 2014                            55,000               --
   Debentures:
     Series A, 9 3/8% due Mar. 15, 2000                 80,000           80,000
     Series B, 6 1/2% due Oct. 15, 1997                 55,000           55,000
     Series C, 6.14% due Mar. 1, 2000                   20,000           20,000
     Series D, 6.56% due Mar. 1, 2003                   35,000           35,000

Rockland Electric Company:
   First Mortgage Bonds:
     Series C, 4 5/8% due Aug. 15, 1995                  2,000            2,000
     Series H, 9.59 % due July 1, 2020                  20,000           20,000
     Series I, 6% due July 1, 2000                      20,000           20,000

Pike County Light & Power Company:
   First Mortgage Bonds:
     Series A, 9% due July 15, 2001                        884              884
     Series B, 9.95% due Aug. 15, 2020                   1,800            1,800

Diversified Operations:
   Mortgage (secured)
     8 1/2% due through June 18, 1999                    5,575            5,654
     Secured Notes 8 1/2% due through Aug. 31, 1998        277            2,868
- -------------------------------------------------------------------------------
                                                       379,561          382,248
     Less: Amount due within one year                   19,392              984
- -------------------------------------------------------------------------------
                                                       360,169          381,264
     Unamortized discount on long-term debt               (547)            (998)
- -------------------------------------------------------------------------------
     Total Long-Term Debt                             $359,622         $380,266
- -------------------------------------------------------------------------------

   The aggregate amount of debt maturities--all of which will be satisfied by cash payments--and sinking fund requirements -- all of which will be satisfied by the allocation of additional property -- for each of the five years following 1994 is as follows:

1995 -- $19,631,200; 1996 -- $531,800; 1997 -- $78,194,500;
1998 -- $120,100; 1999--$4,905,500.

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

NOTE 8. CASH AND SHORT-TERM DEBT.

   The Company considers all cash and highly liquid debt instruments purchased with a maturity date of three months or less to be cash and cash equivalents for the purposes of the Consolidated Financial Statements.

  At December 31, 1994, the Company and its utility subsidiaries had unsecured bank lines of credit with ten commercial banks aggregating $59.0 million. In most cases the annual fees equal to one-eighth of 1% are paid to the banks for such lines of credit. The Company may borrow under the lines of credit through the issuance of promissory notes to the banks at their prevailing interest rate for prime commercial borrowers. The Company, however, utilizes such lines of credit to fully support commercial paper borrowings, which are issued through dealers at the prevailing interest rate for prime commercial paper. The aggregate amount of borrowings through the issuance of promissory notes and commercial paper cannot exceed the aggregate lines of credit. In addition, O&R Energy, Inc., a non-utility subsidiary of RECO, maintains a $15.0 million line of credit with one commercial bank under which there were no borrowings outstanding at December 31, 1994 and 1992. At December 31, 1993, there was $1.2 million outstanding under the O&R Energy, Inc. line of credit. There are no fees associated with this line, and borrowings, made under the line are at a rate of prime plus one-half percent.

  All borrowings for 1994, 1993 and 1992 had maturity dates of three months or less.

  Information regarding short-term borrowings during the past three years is as follows:

                                               1994     1993     1992
=====================================================================
                                               (Millions of Dollars)
Weighted average interest rate at year-end      6.4%     3.6%     3.7%
Amount outstanding at year-end                $29.4    $46.2    $41.5
Average amount outstanding for the year       $31.3    $35.3    $23.9
Daily weighted average interest rate
   during the year                              4.5%     3.3%     3.8%
Maximum amount outstanding at
   any month-end                              $42.9    $46.2    $41.5
- ---------------------------------------------------------------------


NOTE 9. FAIR VALUE OF FINANCIAL INSTRUMENTS.

FINANCIAL ASSETS AND LIABILITIES

  For the Company, financial assets and liabilities consist principally of cash and cash equivalents, short-term debt, commercial paper, long-term debt and redeemable preferred stock. The methods and assumptions used to estimate the fair value of each class of financial assets and liabilities for which it is practicable to estimate that value is as follows:

  Cash and cash equivalents and temporary cash investments--The carrying amount reasonably approximates fair value because of the short maturity of those instruments.

  Long-term debt--The fair value of the Company's long-term debt is estimated based on the quoted market prices for the same or similar issues.

1994 Annual Report

   Notes payable and Commercial paper--The carrying amount reasonably approximates fair value because of the short maturity of those instruments.

   Redeemable preferred stock--The fair value of the Company's redeemable preferred stock is estimated based on the quoted market prices for the same or similar issues.

                                      1994                1993
=====================================================================
                              Carrying     Fair    Carrying     Fair
                               Amount     Amount    Amount     Amount
- ---------------------------------------------------------------------
                                    (Thousands of Dollars)
Cash and cash equivalents     $ 16,081   $ 16,081  $ 14,256  $ 14,256
Temporary cash investments       1,839      1,839     1,447     1,447
Long-term debt                 379,561    371,730   382,248   408,497
Notes payable and commercial
   paper                        29,400     29,400    46,200    46,200
Redeemable preferred stock       4,158      4,136     5,542     5,732
- ---------------------------------------------------------------------


OFF BALANCE SHEET AND DERIVATIVE FINANCIAL INSTRUMENTS

   In addition, the Company utilizes certain off balance sheet, derivative financial instruments. Information regarding such instruments is as follows:

   Swap Agreement--In connection with the issuance of the 1994 Bonds, the Company entered into a single interest rate swap agreement during 1992. The purpose of the swap agreement, which became effective on October 1, 1994, was to take advantage of the favorable interest rates which existed during 1992. Under the terms of the interest rate swap agreement, the Company pays interest at a fixed rate of 6.09% to a swap counterparty and receives a variable rate of interest in return which is identical to the variable rate payment on the 1994 Bonds made pursuant to an indenture of trust dated August 15, 1994. The result is to effectively fix the interest rate on the 1994 Bonds at 6.09%. There were no gains or losses due to the execution of the Swap Agreement. The terms and conditions of the Swap Agreement are specific to the financing described. As a result, no market price is available. Under certain circumstances, although none are anticipated, the agreement may be terminated. The fair value of the agreement is the amount which one counterparty may be required to pay the other upon early termination. If the agreement had been terminated on December 31, 1994, the Company would have been required to make a payment of approximately $1,900,000 to the Swap counterparty.

   Gas Futures Contracts--The Company's natural gas marketing subsidiary, O&R Energy, Inc., enters into futures contracts and commodity price swap agreements and purchases options to reduce exposure to changes in the price of natural gas. These transactions are accounted for as hedges in accordance with SFAS No. 80 "Accounting for Futures Contracts." Gains and losses on futures contracts and purchased options, and payments or receipts under swap agreements, are included as part of revenue and recognized when the underlying gas is delivered to customers.

   Net futures contracts purchased and outstanding at December 31, 1994, amounted to 257 contracts and the related margin deposits with brokers amounted to $678,000. The underlying futures contracts are of varying durations, none of which extend beyond November 1995. The Company would be required to pay approximately $30,000 to settle these contracts at December 31, 1994. Deferred losses at December 31, 1994, were not significant.

   Swap transactions were entered into in order to eliminate the commodity price risk relating to long-term fixed price sales commitments and variable price purchase commitments. The swap agreements require payments to (or receipt from) the broker based on the differential between a fixed and variable price for natural gas. The swap agreements hedge 4.7 BCF of natural gas to be purchased and delivered over the five years ended October 1999. The related margin deposits at December 31, 1994, amounted to $1,600,000. Margin deposits consist of cash and letters of credit. The Company would be required to pay approximately $1,194,000 to settle these contracts at December 31, 1994.

NOTE 10. PENSION AND POSTRETIREMENT BENEFITS.

PENSION BENEFITS

   The Company maintains a non-contributory defined benefit retirement plan, covering substantially all employees. The plan calls for benefits, based primarily on years of service and average career compensation, to be paid to eligible employees at retirement. For financial reporting purposes, pension costs are accounted for in accordance with the requirements of Statement of Financial Accounting Standards No. 87 (SFAS No. 87), "Employers' Accounting for Pensions."

   SFAS No. 87 results in a difference in the method of determining pension costs for financial reporting and funding purposes. Plan valuation for funding and income tax purposes is prepared on the unit credit cost method, which makes no assumptions as to future compensation levels. In contrast, the projected unit credit cost method required for accounting purposes by SFAS No. 87 reflects assumptions as to future compensation levels. The Company's policy is to fund the pension costs determined by the unit credit cost method subject to the IRS funding limitation rules. For rate-making purposes, pension expense determined under SFAS No. 87 is reconciled with the amount provided in rates for pensions. Any difference is deferred for subsequent recovery or refund.

   Net periodic pension expense calculated pursuant to the requirements of SFAS No. 87 for the years 1994, 1993 and 1992 includes the following components:

December 31,                           1994       1993       1992
==================================================================
                                       (Thousands of Dollars)
Service cost-benefits earned
   during year                      $  6,250   $  5,690   $  5,896
Interest cost on projected
   benefit obligation                 14,132     12,915     10,301
Actual return on plan assets           2,634    (19,383)   (15,135)
Net deferral and capitalized         (18,426)     5,014      4,397
- ------------------------------------------------------------------
Net Pension Expense                 $  4,590   $  4,236   $  5,459
- ------------------------------------------------------------------

   The following table sets forth, pursuant to the requirements of SFAS No. 87, the plan's funded status and amounts recognized in the Consolidated Balance Sheets at December 31, 1994 and 1993. Plan assets are stated at fair market value and are composed primarily of common stocks and investment grade debt securities.

                           Orange And Rockland Utilities, Inc. And Subsidiaries

December 31,                                                 1994       1993
==============================================================================
                                                         (Thousands of Dollars)
Actuarial present value of benefit obligations:
  Vested                                                 $(154,980)  $(153,730)
  Nonvested                                                (13,644)     (9,758)
- ------------------------------------------------------------------------------
Accumulated benefit obligation                           $(168,624)  $(163,488)
- ------------------------------------------------------------------------------

Projected benefit obligation                             $(181,625)  $(180,176)
Plan assets at fair market value                           172,835     182,810
- ------------------------------------------------------------------------------
Excess of plan assets over projected
  benefit obligation                                        (8,790)      2,634
Unamortized net transition asset at
  adoption of SFAS No. 87 being amortized
  over 15 years                                             (7,795)     (8,909)
Unrecognized prior service costs                            35,425      28,528
Unrecognized net gain                                      (49,137)    (47,960)
- ------------------------------------------------------------------------------
Accrued Pension Cost                                     $ (30,297)  $ (25,707)
- ------------------------------------------------------------------------------

   The expected long-term rate of return on plan assets, the weighted average discount rate and the annual rate of increase in future compensation assumed in determining the projected benefit obligation were 8%, 8.5% and 3.5%, respectively for 1994. For the year 1993, the expected long-term rate of return on plan assets, the discount rate and the annual rate of increase in future compensation assumed in determining the projected benefit obligation were 8%, 7.75% and 4%, respectively.

POSTRETIREMENT BENEFITS

   In addition to providing pension benefits, the Company and its subsidiaries provide certain health care and life insurance benefits for retired employees. Employees retiring from the Company on or after having attained age 55 who have rendered at least 10 years of service are entitled to postretirement health care coverage.

   Effective January 1, 1994, the Company adopted the provisions of SFAS No. 112 "Employers' Accounting for Postretirement Benefits" which requires the recognition, on an accrual basis of disability benefits provided to former or inactive employees after employment, but before retirement. As a result, the Company recorded a liability and regulatory asset of $.9 million during 1994.

   Effective January 1, 1993, the Company adopted the provisions of Statement of Financial Accounting Standards No. 106 (SFAS No. 106), "Employers' Accounting for Postretirement Benefits Other Than Pensions," which established the accounting and financial reporting standards for postretirement benefits other than pensions. SFAS No. 106 requires the Company to accrue the estimated future cost of postretirement health and non-pension benefits during the years that the employee renders the necessary service, rather than recognizing the cost of such benefits after the employee has retired and when the benefits are actually paid. Deferred accounting for any difference between the expense charge required under SFAS No. 106 and the current rate allowance has been authorized by the NYPSC for the Company's New York electric and gas operations. A similar procedure has been adopted by the NJBPU for the operations in that state.

   In December 1994, the NYPSC allowed the Company to start recovering SFAS No. 106 costs applicable to New York electric operations. Rate recovery of SFAS No. 106 costs applicable to the Company's New York gas and New Jersey electric operations will be addressed in future rate filings.

   In order to provide funding for active employees' postretirement benefits, the Company has established Voluntary Employees' Beneficiary Association (VEBA) trusts for collectively bargained employees and management employees. Contributions to the VEBA trusts are tax deductible, subject to limitations contained in the Internal Revenue Code. The Company's policy is to fund postretirement health and life insurance costs to the extent recoveries are realized for these costs. In 1994, rate recoveries amounted to $3.5 million and billings to others totaled $.5 million. The Company will begin funding the VEBA trusts in 1995.

   As permitted by SFAS No. 106, the Company has elected to amortize the accumulated postretirement benefit obligation at the date of adoption of the accounting standard, January 1, 1993, over a 20-year period. This transition obligation totaled $57.2 million. The following table sets forth the plan's funded status, reconciled with amounts recognized in the Company's financial statements at December 31, 1994 and December 31, 1993:

                                                           1994         1993
==============================================================================
                                                         (Thousands of Dollars)
Accumulated postretirement benefit obligation:
  Fully eligible active employees                        $(19,574)    $(18,386)
  Other active employees                                  (25,248)     (27,073)
  Retirees                                                (20,677)     (20,337)
- ------------------------------------------------------------------------------
    Total benefit obligation                              (65,499)     (65,796)
Plan assets at fair value                                     -0-          -0-
- ------------------------------------------------------------------------------
Accumulated postretirement obligation in
  excess of plan assets                                   (65,499)     (65,796)
Unrecognized experience net (gain) loss                      (736)       4,694
Unrecognized transition obligation                         51,522       54,383
- ------------------------------------------------------------------------------
Accrued Postretirement Benefit Cost                      $(14,713)    $ (6,719)
- ------------------------------------------------------------------------------

   The components of net periodic postretirement benefit cost for the years ended December 31, 1994 and 1993 are as follows:

                                                            1994         1993
==============================================================================
                                                         (Thousands of Dollars)
Service cost                                             $  1,817     $  1,535
Interest cost                                               5,198        4,598
Return on plan assets                                         -0-          -0-
Amortization of transition obligation                       2,861        2,861
Net losses/(gains)                                            553          -0-
Deferred and capitalized                                   (4,480)      (6,719)
- ------------------------------------------------------------------------------
Net Expense                                              $  5,949     $  2,275
- ------------------------------------------------------------------------------

   The calculation of the actuarial present value of benefit obligations at December 31, 1994 assumes a discount rate of 8.5% and health care cost trend rates of 8.5% for medical costs and 12% for prescription drugs in 1995, decreasing through 2002 to a rate of 5.0%. If the health care trend rate assumptions were increased by 1 percent, the accumulated postretirement benefit obligation would be increased by approximately $6.6 million. The effect of this change on the sum of the service cost and interest cost would be an increase of $.9 million. 1993 assumed a discount rate of 7.75% and health care cost trend rates of 9.0% for medical costs and 14% for prescription drugs in 1994, decreasing through 2002 to a rate of 5.0%.

1994 Annual Report

OTHER

   The Company and two of its wholly owned non-utility subsidiaries have established a Subsidiary Equity Incentive Plan in which plan participants are entitled to certain rights measured as Performance Units. Each Performance Unit gives the plan participant the opportunity to receive an incentive award of 3-5% of the net increase, subject to certain restrictions, in the value of the Company's investment in the participating subsidiaries over its initial investment.

   Incentive awards granted during 1994 amounted to $.6 million. No incentive awards were granted in 1993. As of December 31, 1994 and 1993, $1.1 million and $1.5 million was reserved for future award grants.

NOTE 11. LEASES.

   The Company maintains leases for certain property and equipment which meet the accounting criteria for capitalization. As required by Statement of Financial Accounting Standards No. 71 (SFAS No. 71), "Accounting for the Effects of Certain Types of Regulation," the Company has recorded such leases on its balance sheets. The amount of leased property included in the accompanying Consolidated Balance Sheets, and the obligation associated with such leases at December 31, 1994 and 1993 are as follows:

DECEMBER 31,                                              1994            1993
===============================================================================
                                                         (Thousands of Dollars)
Utility Plant--Electric                                  $4,245          $4,245
Less accumulated amortization                             3,452           2,973
- -------------------------------------------------------------------------------
  Net Assets Under Capital Lease                         $  793          $1,272
- -------------------------------------------------------------------------------

Noncurrent Liabilities                                   $  275          $  793
Current Liabilities                                         518             479
- -------------------------------------------------------------------------------
  Total Liabilities                                      $  793          $1,272
- -------------------------------------------------------------------------------

   Although current rate-making practices treat all leases as operating leases, SFAS No. 71 provides that regulated utilities shall recognize as a charge against income an amount equal to the rental expense allowed for rate-making purposes. Therefore, the rental payments on these leases have no impact on the Company's Consolidated Statements of Income and Retained Earnings.

   The future minimum rental commitments under the Company's capital leases and noncancellable operating leases are as follows:

                                                                 NONCANCELLABLE
                                                    CAPITAL         OPERATING
                                                    LEASES           LEASES
===============================================================================
                                                      (Thousands of Dollars)
1995                                                $ 571           $  6,238
1996                                                  286              4,311
1997                                                   --              3,742
1998                                                   --              3,489
1999                                                   --              3,264
All years thereafter                                   --             28,841
- -------------------------------------------------------------------------------
  Total                                               857           $ 49,885
                                                                 --------------
Less amount representing interest                      64
- -----------------------------------------------------------
Present value of net
  minimum lease payments                            $ 793
- -----------------------------------------------------------

   Rental expense for 1994, 1993 and 1992 was $5.3 million, $6.0 million and $6.3 million, respectively.

NOTE 12. COMMITMENTS AND CONTINGENCIES.

CONCENTRATION OF CREDIT RISK

   Financial instruments which potentially subject the Company to concentrations of credit risk, as defined by Statement of Financial Accounting Standards No. 105 "Financial Instruments with Concentrations of Credit Risk," consist principally of temporary cash investments, accounts receivables, gas marketing accounts receivables and an interest rate swap agreement. The Company places its temporary cash investments with high quality financial institutions. Concentrations of credit risk with respect to accounts receivable are limited due to the Company's large, diverse customer base within its service territory. With respect to gas marketing operations, the customer base consists of a large diverse group of users of natural gas across the United States, with the Company's credit risk being dependent on overall economic conditions. Regarding the interest rate swap agreement, the Company does not use derivative financial instruments for speculative purposes and is a counterparty in one swap agreement related to the refinancing of $55 million of pollution control bonds. Therefore, as of December 31, 1994, the Company had no significant concentrations of credit risk.

CONSTRUCTION PROGRAM

   Under the construction program of the Company and its subsidiaries, it is estimated that expenditures (excluding AFUDC) of approximately $61.5 million will be incurred during 1995. As a requirement of the Clean Air Act of 1990, capital expenditures of $13.5 million are included in the above amount.

GAS SUPPLY AND STORAGE CONTRACTS

   The Company has long-term contracts for firm supply, transportation and storage of gas. The Company's gas purchase obligation under these contracts for the five years following 1994 is as follows: 1995--$70,272,600;
1996--$72,406,800; 1997--$59,428,300; 1998--$61,193,200 and 1999--$63,043,300.

   On August 7, 1987, the FERC issued an order authorizing pipeline suppliers to pass through to local distribution companies (LDC's) take-or-pay costs resulting from contract renegotiations with gas producers. The Company's total take-or-pay liability is approximately $14.7 million. The Company has received refunds from pipeline suppliers of approximately $2.4 million which it has applied against this take-or-pay liability. The Company has been allowed by the NYPSC to pass through 65% of these costs to customers while deferring the remaining amount until the NYPSC concludes its review of each company in its jurisdiction. As of December 31, 1994, the Company has deferred $2.8 million of these costs.

   On April 8, 1992, the FERC issued Order No. 636. The Order required significant changes to the structure of the natural gas industry, and more specifically, to the manner in which pipelines provide service. Order No. 636 changed the manner in which the Company obtains its gas supplies by unbundling the transportation, storage and supply services offered by interstate gas pipelines into separate components. During 1993, the Company successfully completed the process of acquiring its own gas supply and assumed direct responsibility for its gas acquisition and transportation. While the FERC's objective is to restructure the industry to promote competition among gas suppliers to ensure supply at the lowest reasonable cost, there are significant initial costs associated with the implementation of the

                           Orange And Rockland Utilities, Inc. and Subsidiaries

restructuring rule. Specifically, Order No. 636 authorizes pipelines to recover from their customers certain transition costs resulting from implementation of the rulemaking. The Company's four principal pipeline suppliers made filings with the FERC during 1993 for approval of a portion of their restructuring transition costs and allocation procedures to flow the approved costs through to their customers. Through December 31, 1994, the Company has paid $11.1 million of transition costs. The Company currently estimates that its remaining obligation for Order No. 636 transition costs will be approximately $13.5 million. This estimate was determined from information provided in Order No. 636 FERC compliance filings by the Company's pipeline suppliers and from subsequent transition cost filings. This estimate is subject to adjustment by the FERC in its deliberations on these filings and any future filings by the suppliers and the outcome of bankruptcy proceedings involving one of the Company's suppliers. The Company has provided for the unpaid liability as of December 31, 1994 with an offsetting charge to Deferred Transition Costs. On October 28, 1993, the NYPSC instituted a generic proceeding to review the issues associated with Order No. 636 restructuring. On December 20, 1994, the NYPSC issued Opinion No. 94-26 in this Proceeding. As a result, any transition costs resulting from FERC Order No. 636 will be fully recoverable in gas rates to the extent such costs were prudently incurred.

COAL SUPPLY CONTRACTS

   The Company has one long-term contract and one short-term contract for the supply of coal and two long-term contracts for the transportation of coal. The Company has the right under the long-term coal purchase contract to suspend the purchase of coal if an alternative fuel source becomes less expensive.

   The Company's aggregate contract obligations for the supply and transportation of coal, for each of the five years following 1994 is as follows:
1995--$33,132,900; 1996--$31,942,400; 1997--$31,495,300; 1998--$32,406,400;
1999--$32,716,600.

POWER PURCHASE AGREEMENTS

   The Company has three long-term contracts with other utilities for the purchase of electric generating capacity and energy. The contracts expire in 1995, 1998 and 2015. Total payments under these contracts were $5.0 million, $4.6 million and $3.2 million during 1994, 1993 and 1992, respectively. At December 31, 1994, the estimated future payments for capacity that the Company is obligated to buy under these contracts for the five years following 1994 are as follows:

                                   Capacity
Year                                 (Mw)                            Amount
=============================================================================
1995                                  260                          $4,152,500
1996                                  300                           4,452,700
1997                                  325                           5,048,000
1998                                  300                           1,031,000
1999                                   25                             690,000
- -----------------------------------------------------------------------------

   The purchase capacities shown in the above table are based on contracts currently in effect and are exclusive of applicable energy charges.

   The Company has a power sales agreement with an independent power producer,
(IPP) Wallkill Generating Company, L.P. (Wallkill Generating), to purchase 95 Mw of capacity and associated energy. Under the terms of this agreement, purchases were to commence by no later than January 1, 1997. In November 1994, the Company notified Wallkill Generating to stop work on the proposed generating facility and commenced buyout negotiations.

   Wallkill Generating has threatened to file a lawsuit against the Company, arguing that the Company had breached an implied duty of good faith and fair dealing in connection with the development and permitting of the Wallkill project. In support of this claim, Wallkill Generating cited, among other things, an alleged conflict of interest involving a former Company officer who prior to his retirement in October 1994 had directed the Company's activities with respect to the Wallkill project. Wallkill Generating alleged that this former officer had a financial and management interest in another IPP project. Based on investigations to date, the Company believes that this interest on his part had no effect on the Company's actions or decisions with respect to the Wallkill project which the Company has independently determined is an uneconomic source of power compared with other alternatives.

LEGAL PROCEEDINGS

INVESTIGATION AND RELATED LITIGATION

   On February 7, 1994, the Company commenced an action entitled Orange and Rockland Utilities, Inc. v. James F. Smith (Smith), in New York State Supreme Court against its former Chief Executive Officer and Chairman of the Board of Directors, who was terminated for cause by the Company's independent Directors in October 1993. The action asserts claims against Mr. Smith for breach of his fiduciary duties of loyalty and care, waste, conversion, fraud and unjust enrichment based on misuse of Company assets and personnel and misappropriation of Company funds for his own benefit or for other improper purposes, and failure to maintain proper management controls or to properly supervise corporate affairs and subordinate employees. Mr. Smith counterclaimed for benefits and filed a motion demanding arbitration under his employment agreement with the Company. On June 17, 1994, the court issued an Order granting Mr. Smith's motion to compel arbitration. Under a second order dated August 10, 1994, the parties have filed demands for arbitration of the claims asserted by the Company and by Mr. Smith with the American Arbitration Association. Hearings are scheduled to begin on May 15, 1995.

   On August 26, 1993 the Company filed an action entitled Orange and Rockland Utilities, Inc. v. Winikow et al., under the Federal Racketeer Influenced and Corrupt Organizations Act (RICO), in the United States District Court, Southern District of New York. The Company alleges that the defendants -- a former Company Vice President, three other former Company employees and two vendors -- engaged in a conspiracy to divert monies from the Company through the submission of false and fraudulent invoices in order to pay personal expenses of and/or to provide personal services to the defendants. In addition, the Company alleges that the defendants made various contributions to political candidates consisting of money and services diverted from the Company. Accordingly, the Company seeks treble damages as called for by the RICO statute, punitive damages, attorneys' fees, interest and court costs. On December 19, 1994, the Company filed a notice dismissing the action against three former Company employees, two of whom had paid restitution to the Company, and one vendor. The Company is continuing to pursue its claims against the former Vice President and one vendor.

1994 Annual Report

   On August 18, 1993, Feiner v. Orange and Rockland Utilities, Inc., a purported ratepayer class action complaint against the Company, RECO, a former Company Vice President and others, was filed in the United States District Court, Southern District of New York. Plaintiffs alleged that the defendants violated the Federal Racketeer Influenced and Corrupt Organizations Act (RICO) and New York common law by using false and misleading information to obtain rate increases from the NYPSC and used funds obtained from ratepayers in furtherance of an alleged scheme to make illegal campaign contributions and other illegal payments. On February 18, 1994, the Company filed a motion to dismiss this case, which motion was granted on September 8, 1994, and the case was dismissed. Plaintiff then filed a Notice of Appeal with the United States Court of Appeals for the Second Circuit (the Second Circuit) appealing the District Court's decision. Thereafter, the parties signed a Stipulation of Settlement dismissing the appeal, which was approved by the Second Circuit on December 7, 1994. The settlement recognizes the remedial measures already taken by the Company, pays $75,000 towards the plaintiffs' attorneys fees and leaves the District Court decision dismissing the case in effect.

   On November 23, 1993, Gross v. Orange and Rockland Utilities, Inc. (Gross), a purported shareholder class action complaint, was filed in the United States District Court, Southern District of New York, and, on March 31, 1994, Bernstein
v. Orange and Rockland Utilities, Inc. and James F. Smith (Bernstein), also a purported shareholder class action complaint, was filed in the same Court. Plaintiffs in both actions alleged that various Securities and Exchange Commission filings of the Company during certain periods in 1993 contained false and misleading information, and thereby violated certain sections of the Securities Act of 1933 (Gross) or the Securities Exchange Act of 1934 (Bernstein) by failing to disclose what the plaintiffs alleged was a "scheme" by the Company to make illegal political payments and campaign contributions. On November 3, 1994, the Company signed a settlement agreement in the Gross and Bernstein actions, which settlement was subject to Court approval. On November 21, 1994, the Court consolidated the two cases, approved a notice, and conditionally certified a class action for settlement purposes only. Notice to the class was mailed and published at the end of November. The settlement was approved by the Court on January 27, 1995. Pursuant to the settlement agreement, the Company will create a settlement fund of $1.85 million, to be distributed on a pro rata basis to members of the settlement class, and all claims of the plaintiffs in both cases will be deemed resolved. The cross-claims of the Company and James F. Smith in the Bernstein action were dismissed without prejudice.

   On August 31, 1993, Patents Management Corp. v. Orange and Rockland Utilities, Inc., et al., a purported shareholder derivative complaint, was filed in the Supreme Court of the State of New York, County of New York, against the Company, most of the Company's Directors and several other named defendants by an alleged shareholder of the Company. Plaintiff initially claimed that the named Directors breached their fiduciary duties by condoning the alleged wrongful acts of a former Vice President or failing to exercise appropriate supervisory control over such former Vice President and later amended the complaint to complain of other matters described in the Report of the Special Committee (see "Events Affecting the Company"). Plaintiff requested that the Court require the Directors to indemnify the Company against all losses sustained by the Company as a result of the alleged wrongful acts. A Stipulation of Settlement with regard to this case has been signed by the Company and the plaintiff. Under its terms, the Company agrees to implement remedial measures and provision is made for payment of plaintiff's attorneys fees. A hearing on the proposed settlement is scheduled before the Court on February 23, 1995. If approved by the Court, the Settlement will resolve all issues in this case.

   On November 10, 1994, the Company filed with the NYPSC a quantification of the rate-making effects of its ongoing investigation into prior financial improprieties. The Company requested the NYPSC approve an additional refund of approximately $3.4 million to its New York electric and gas customers. In December 1994, a filing was made with the NJBPU proposing to refund approximately $.7 million to the Company's New Jersey customers. By order dated January 27, 1995, the NJBPU approved this refund. These amounts were charged to operations in the fourth quarter of 1994. The NYPSC may conduct a proceeding to provide the opportunity for other parties, including NYPSC Staff, which is conducting an independent investigation, to be heard on this matter. The NJBPU also is conducting an investigation. The Company is unable to predict the final results of these proceedings and what modifications, if any, will be made to the amount proposed to be refunded in New York and New Jersey.

OTHER LEGAL PROCEEDINGS

   On May 11, 1993, an action was commenced against the Company by Hudson Riverkeeper Fund, Inc. (Riverkeeper) in the United States District Court for the Southern District of New York. In its complaint, Riverkeeper alleged that the Company violated and continues to violate its SPDES Permit for its Lovett Generating Station (Lovett) by failing to maintain cooling water intake structures that reflect the best technology available for minimizing adverse environmental impact. In addition, the complaint alleged that the Company failed to submit a scope of work for entrainment studies required by its SPDES permit (entrainment studies). The original complaint requested that the Court assess civil penalties aggregating $22 million and order the Company to take steps to insure that the cooling water intake structures at Lovett reflect the best technology available for minimizing adverse environmental impact. On May 18, 1993, Riverkeeper amended its complaint against the Company by withdrawing its entrainment studies allegation and reducing the amount of civil penalties sought to approximately $11 million. On June 30, 1993, the Company filed its answer to Riverkeeper's allegations. Thereafter, reflecting the Company's belief that Riverkeeper's allegations have no legal merit, the Company filed a Motion for Summary Judgment seeking the dismissal of this action. On October 21, 1993, the Court issued a Memorandum and Order denying the Company's Motion for Summary Judgment and ruling that the New York State Department of Environmental Conservation (DEC) should be included as a party to this action. On January 14, 1994, a conference was held before Judge Brieant during which the DEC intervened in this litigation as a designated plaintiff. On April 8, 1994, the parties agreed to have engineers enter into discussions regarding modifications to the Lovett plant's cooling water intake structures. These discussions continued throughout 1994.

   On January 15, 1993, the Company was served with a complaint naming the Company as one of several defendants in Warwick Administrative Group, et al. v. Avon Products, Inc. et al., which case was filed in the United States District Court for the Southern District of New York. The allegations in this case stem from an

                           Orange And Rockland Utilities, Inc. and Subsidiaries

Administrative Order for Remedial Design and Remedial Action issued on February 28, 1992 by the United States Environmental Protection Agency pursuant to Superfund laws which impose liability upon entities who are identified as having contributed hazardous wastes to a particular site requiring cleanup, including generators and transporters of such wastes. The Order directs certain members of the Warwick plaintiff group to implement a plan for the cleanup of the Warwick Landfill site in Greenwood Lake, New York. The Warwick plaintiff group now alleges that some defendants, including the Company, arranged to have hazardous substances disposed of at the Warwick site and thus seeks to recover from the defendants costs incurred and damages suffered in connection with the cleanup of the site. An answer to the complaint, as amended, was filed by the Company on February 23, 1993, denying all of the allegations in the amended complaint and setting forth a number of affirmative defenses.

   On September 25, 1991, the Company was named as one of several hundred third party defendants in the United States v. Kramer, et al. and State of New Jersey Department of Environmental Protection v. Almo Anti-Pollution Services, et al., which cases have been consolidated in the United States District Court for the District of New Jersey, Camden Vicinage. The allegations in this action concern the Helen Kramer Landfill site in Mantua, New Jersey, which operated from 1963 to 1981. Suit in this case was brought under Superfund laws. It is presently unclear if any hazardous waste generated by the Company was transported to the Helen Kramer Landfill site. At this time the Company does not believe this action will have a material effect on the business or financial condition of the Company.

   On March 29, 1989, the New Jersey Department of Environmental Protection (NJDEP) issued a directive under the New Jersey Spill and Control Act to various potentially responsible parties (PRPs) including the Company, with respect to a site formerly owned and operated by Borne Chemical Company in Elizabeth, Union County, New Jersey, ordering certain interim actions directed at both site security and the off-site removal of certain hazardous substances. Certain PRPs, including the Company, signed an administrative consent order with NJDEP requiring them to perform a removal action at the Borne site, which was completed on June 22, 1992. The PRPs have entered into negotiations with the NJDEP regarding the terms of an additional administrative consent order which will obligate the PRPs, including the Company, to perform a remedial investigation and feasibility study (RIFS) at the site. The results of this study will determine what, if any, subsurface remediation at the Borne site is required. The Company does not believe that this matter will have a material effect on the financial condition of the Company.

   On August 2, 1994, the Company entered into a Consent Order with the New York State Department of Environmental Conservation (NYSDEC) in which the Company agreed to conduct a remedial investigation of certain property it owns in West Nyack, New York. Polychlorinated biphenyls (PCBs) have been discovered at the West Nyack site. The results of this investigation will determine what, if any, remediation at the West Nyack site will be required. The Company does not believe that this matter will have a material effect on the financial condition of the Company.

   On May 29, 1991, a group of ten electric utilities (Metal Bank Group) entered into an Administrative Consent Order with the United States Environmental Protection Agency (EPA) to perform a RIFS at the Cottman Avenue/Metal Bank Superfund site in Philadelphia, Pennsylvania. PCBs have been discharged at the Cottman Avenue site from an underground storage tank and the handling of transformers and other electrical equipment. On May 25, 1994, the Company entered into a tolling agreement by which the Metal Bank Group reserved its right to file suit against the Company, while the Metal Bank Group and the Company entered into discussions to determine the Company's involvement with the Cottman Avenue site. These discussions continue. The RIFS has been completed and submitted to the EPA for determination of what remedial measures will be required at the Cottman Avenue site. The Company is unable at this time to estimate the Company's share, if any, of past or future costs at this site.

   On January 17, 1995, the Company was served with a summons in Michael Payran
v. Orange and Rockland Utilities, Inc. and James Donnery, a purported personal injury action commenced in the Supreme Court of the State of New York. Plaintiff seeks compensatory and punitive damages of $50 million as a result of injuries sustained at the Company's Lovett power plant. Since the Company has not been served with the complaint in this action, it cannot evaluate plaintiff's claims.

ENVIRONMENTAL

   The Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 and certain similar state statutes authorize various governmental authorities to issue orders compelling responsible parties to take cleanup action at sites determined to present an imminent and substantial danger to the public and to the environment because of an actual or threatened release of hazardous substances. The Company is a party to a number of administrative proceedings involving potential impact on the environment. Such proceedings arise out of, without limitation, the operation and maintenance of facilities for the generation, transmission and distribution of electricity and natural gas. Such proceedings are not, in the aggregate, material to the financial condition of the Company.

   Pursuant to the Clean Air Act Amendments of 1990, which became law on November 15, 1990, a permanent nationwide reduction of 10 million tons in sulfur dioxide emissions from 1980 levels, as well as a permanent nationwide reduction of 2 million tons of nitrogen oxide emissions from 1980 levels must be achieved by January 1, 2000. In addition, continuous emission monitoring systems are required at all affected facilities effective January 1, 1995. Pursuant to New York State attainment of ozone standards, nitrogen oxide (NOx) reductions must be achieved by May 31, 1995.

   The Company has two base load generating stations that burn fossil fuels that will be impacted by this legislation. These generating facilities already burn low sulfur fuels, so additional capital costs are not anticipated for compliance with the sulfur dioxide emission requirements. However, installation of low NOx burners at Lovett plant and operational modifications at Bowline plant are required to meet NOx reduction levels for ozone attainment. Additional emission monitoring systems have

1994 Annual Report

been installed at both facilities. The Company's construction expenditures for this work are estimated to be approximately $28.7 million through 1995. Approximately $15.2 million has been expended through 1994. Beginning with calendar year 1994, Title V sources (Bowline Point and Lovett) are required to pay an emission fee. Each facility's fees are based upon actual air emissions reported to NYSDEC at a rate of approximately $25 per ton of air emissions for calendar year 1994. The emission fee will be reevaluated by New York State annually. The Company will continue to assess the impact of the Clean Air Act Amendments of 1990 on its power generating operations as additional regulations implementing these Amendments are promulgated.

   To date, the Company has identified six former manufactured gas plant sites which were owned and operated by the Company or its predecessors. The Company may be named as a potentially responsible party for these sites under relevant environmental laws, which may require the Company to clean up these sites. To date, no claims have been asserted against the Company or consent orders entered into by the Company regarding these sites.

   The NYPSC has commenced a proceeding to consider the most economical method of compliance with the Clean Air Act Amendments of 1990 by electric utilities in New York State.

NOTE 13. SEGMENTS OF BUSINESS.

   The Company defines its principal business segments as utility (electric and gas) and diversified activities. The diversified segment includes the gas marketing, gas production and land development.

   Total utility revenue as reported in the Consolidated Statements of Income and Retained Earnings include both sales to unaffiliated customers and intersegment sales which are billed at tariff rates. Income from operations is total revenue less operating expenses. General corporate expenses were allocated in the manner used in the rate-making process.

   Identifiable assets by segment are those assets that are used in the production, distribution and sales operations in each segment. Allocations were made in a manner consistent with the rate-making process. Corporate assets are principally property, cash, sundry receivables and unamortized debt expense.

Segments of Business
Year Ended December 31,                   1994           1993          1992
==============================================================================
Operating Information:                         (Thousands of Dollars)
Operating revenues:
  Sales to unaffiliated customers:
    Electric                          $  478,909     $  486,842     $  463,601
    Gas                                  157,045        157,185        140,630
  Intersegment sales:
    Electric                                 120            125            132
    Gas                                      123             72             49
- ------------------------------------------------------------------------------
         Total Utility
           Operating Revenues            636,197        644,224        604,412
    Diversified activities               380,705        322,925        235,660
- ------------------------------------------------------------------------------
         Total Operating Revenues     $1,016,902     $  967,149     $  840,072
- ------------------------------------------------------------------------------
Operating income before
  income taxes:
    Electric                          $   80,355     $   89,243     $   83,824
    Gas                                   19,724         19,147         16,539
    Diversified activities                   313            729          2,067
- ------------------------------------------------------------------------------
         Total Operating Income
           Before Income Taxes           100,392        109,119        102,430
- ------------------------------------------------------------------------------
Income Taxes:
    Electric                              19,894         21,380         18,596
    Gas                                    4,644          4,679          3,403
    Diversified activities                     2            167            679
- ------------------------------------------------------------------------------
         Total Income Taxes               24,540         26,226         22,678
- ------------------------------------------------------------------------------
         Total Income From
           Operations                 $   75,852     $   82,893     $   79,752
- ------------------------------------------------------------------------------
Other Information:
Identifiable assets:
    Electric                          $  960,143     $  944,903     $  839,122
    Gas                                  214,933        219,508        182,943
    Diversified activities                95,846         84,401         73,275
- ------------------------------------------------------------------------------
         Total Identifiable Assets     1,270,922      1,248,812      1,095,340
Corporate assets                          42,082         32,161         32,161
- ------------------------------------------------------------------------------
         Total Assets                 $1,313,004     $1,280,973     $1,127,501
- ------------------------------------------------------------------------------
Depreciation expense:
    Electric                          $   29,161     $   28,049     $   27,076
    Gas                                    5,940          5,349          6,404
    Diversified activities                   761            658            534
- ------------------------------------------------------------------------------
         Total                        $   35,862     $   34,056     $   34,014
- ------------------------------------------------------------------------------
Capital expenditures:
    Electric                          $   44,832      $  39,441     $   42,133
    Gas                                   15,242         13,955         13,799
    Diversified activities                   468            912            506
- ------------------------------------------------------------------------------
         Total                        $   60,542      $  54,308     $   56,438
- ------------------------------------------------------------------------------

NOTE 14. SUMMARY OF QUARTERLY RESULTS OF OPERATIONS (UNAUDITED).

                                                         Earnings     Earnings
                                                        Applicable      Per
                                    Income                  To         Average
                      Operating      From       Net       Common       Common
                      Revenues    Operations   Income     Stock        Share
==============================================================================
QUARTER ENDED                           (Thousands of Dollars)
   1994
March 31              $292,675     $24,165    $14,068    $13,255       $ .98
June 30                229,735      13,380      3,380      2,567         .19
September 30           239,214      25,615     16,382     15,570        1.14
December 31            255,278      12,692      3,387      2,574         .19
- ------------------------------------------------------------------------------
   1993
March 31              $263,189     $23,958    $15,084    $14,243       $1.05
June 30                213,988      15,044      6,601      5,760         .43
September 30           236,402      26,391     17,312     16,471        1.22
December 31            253,570      17,500      5,818      4,977         .36
- ------------------------------------------------------------------------------

                           Orange and Rockland Utilities, Inc. and Subsidiaries

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

ARTHUR ANDERSEN LLP

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF ORANGE AND ROCKLAND UTILITIES,
INC.:

   We have audited the accompanying consolidated balance sheet of Orange and Rockland Utilities, Inc. and Subsidiaries (a New York corporation) as of December 31, 1994, and the related consolidated statements of income and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

   We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Orange and Rockland Utilities, Inc. and Subsidiaries as of December 31, 1994, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles.

   As discussed in Note 12 to the Consolidated Financial Statements under the subheading Investigation and Related Litigation, the New York Public Service Commission (NYPSC) and the New Jersey Board of Public Utilities (NJBPU) are currently investigating, among other things, misappropriations of Company funds by certain former employees and the impact on ratepayers. Although the Company has completed its own investigation and has requested the NYPSC and the NJBPU to approve additional refunds of $3.4 million and $.7 million, respectively, the Company is unable to predict the final results of this proceeding and what modifications, if any, will be made to the amounts proposed to be refunded. Accordingly, no provision for any additional liability that may result from these investigations has been made in the accompanying consolidated financial statements.

   As discussed in Notes 2 and 10 of the Consolidated Financial Statements, the Company changed its method of accounting for income taxes and postretirement benefits in 1993.

/s/ Arthur Andersen LLP

New York, New York
February 2, 1995


REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

GRANT THORNTON LLP

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF ORANGE AND ROCKLAND UTILITIES, INC. AND SUBSIDIARIES

   We have audited the accompanying consolidated balance sheets of Orange and Rockland Utilities, Inc. and Subsidiaries as of December 31, 1993, and the related consolidated statements of income and retained earnings and cash flows for each of the two years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Orange and Rockland Utilities, Inc. and Subsidiaries as of December 31, 1993, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

   As more fully discussed in Note 12 (Legal Proceedings) to the Consolidated Financial Statements, the Company and various state regulatory authorities are currently investigating misappropriations of Company funds by certain former employees and the impact on ratepayers. As a result of these improprieties, several class action and derivative complaints have been filed against the Company and others. Although the Company has refunded certain amounts to ratepayers as of December 31, 1993, the ultimate outcome of the investigations and litigation cannot presently be determined. Accordingly, no provision for any additional liability that may result from these matters has been made in the accompanying 1993 financial statements.

   As discussed in Notes 2 and 10 of the Consolidated Financial Statements, the Company changed its method of accounting for income taxes and postretirement benefits in 1993.

/s/ Grant Thornton LLP

New York, New York
February 16, 1994

1994 Annual Report


OPERATING STATISTICS -- ELECTRIC

                                                                  Year Ended December 31,
                                                        1994                  1993                  1992
=================================================================================================================
SOURCE OF ELECTRICITY (Mwh):
  Generation -- net
  Steam                                               3,282,416             2,720,897             3,083,852
  Hydro                                                 168,149               164,378               143,871
  Gas Turbine                                            10,448                 7,557                 3,938
- -----------------------------------------------------------------------------------------------------------------
    Total Net Generation                              3,461,013             2,892,832             3,231,661
  Purchases                                           1,574,015             2,054,253             1,532,105
  Company Use and Unaccounted For                      (305,747)             (354,806)             (298,806)
- -----------------------------------------------------------------------------------------------------------------
    Net Energy Sold                                   4,729,281             4,592,279             4,464,960
- -----------------------------------------------------------------------------------------------------------------
SALES (Mwh):
  Residential                                         1,660,755             1,611,602             1,532,915
  Commercial                                          2,049,265             2,018,240             1,986,048
  Industrial                                            657,142               627,944               594,912
  Public Street Lighting                                 27,836                27,705                27,538
  Public Authorities                                     68,972                72,037                70,257
- -----------------------------------------------------------------------------------------------------------------
    Total Sales to Customers                          4,463,970             4,357,528             4,211,670
  Other Utilities for Resale                            265,311               234,751               253,290
- -----------------------------------------------------------------------------------------------------------------
    Total Sales of Electricity                        4,729,281             4,592,279             4,464,960
- -----------------------------------------------------------------------------------------------------------------
REVENUES (000's):
  Residential                                       $   214,439            $  211,082            $  193,124
  Commercial                                            212,214               212,240               202,523
  Industrial                                             51,316                50,983                47,128
  Public Street Lighting                                  4,939                 4,967                 4,880
  Public Authorities                                      4,051                 4,344                 4,212
- -----------------------------------------------------------------------------------------------------------------
    Total Revenues from Sales to Customers              486,959               483,616               451,867
  Other Utilities for Resale                              6,636                 6,414                 6,965
- -----------------------------------------------------------------------------------------------------------------
    Total Revenues from Sales of Electricity            493,595               490,030               458,832
  Other Electric Operating Revenues                     (14,566)               (3,063)                4,901
- -----------------------------------------------------------------------------------------------------------------
    Total Electric Operating Revenues               $   479,029            $  486,967            $  463,733
- -----------------------------------------------------------------------------------------------------------------
SYSTEM NET CAPABILITY AND PEAK (Kw):
  Net Installed Capability at Time of Peak            1,013,500             1,013,500             1,011,000
  Firm Purchases-- net                                  275,000               250,000               200,000
- -----------------------------------------------------------------------------------------------------------------
    Total System Net Capability                       1,288,500             1,263,500             1,211,000
- -----------------------------------------------------------------------------------------------------------------
NET PEAK LOAD                                         1,022,000             1,037,000               943,000

LOAD FACTOR                                                 .52                   .51                   .53

HEAT RATE -- Btu of Fuel per
  Kwh Generated                                          10,772                10,683                10,600

ELECTRIC CUSTOMERS -- Year End                          259,708               256,897               254,192

RESIDENTIAL CUSTOMER STATISTICS:
  Average Annual Kwh Use                                  7,357                 7,214                 6,928
  Average Annual Revenue per Kwh                          12.91(cents)          13.10(cents)          12.60(cents)
  Average Annual Bill Including Fuel                $    949.89            $   944.82            $   872.77
  Average Annual Fuel Cost Recovery                 $    188.74            $   194.90            $   192.76
=================================================================================================================

                                                         Year Ended December 31,
                                                       1991                  1990
==========================================================================================
SOURCE OF ELECTRICITY (Mwh):
  Generation -- net
  Steam                                              3,506,037             3,805,705
  Hydro                                                172,752               201,115
  Gas Turbine                                           15,217                23,446
- ------------------------------------------------------------------------------------------
    Total Net Generation                             3,694,006             4,030,266
  Purchases                                          1,150,460               891,313
  Company Use and Unaccounted For                     (316,748)             (329,181)
- ------------------------------------------------------------------------------------------
    Net Energy Sold                                  4,527,718             4,592,398
- ------------------------------------------------------------------------------------------
SALES (Mwh):
  Residential                                        1,597,571             1,496,284
  Commercial                                         1,955,851             1,885,221
  Industrial                                           576,046               574,456
  Public Street Lighting                                26,780                26,488
  Public Authorities                                    73,455                71,221
- ------------------------------------------------------------------------------------------
    Total Sales to Customers                         4,229,703             4,053,670
  Other Utilities for Resale                           298,015               538,728
- ------------------------------------------------------------------------------------------
    Total Sales of Electricity                       4,527,718             4,592,398
- ------------------------------------------------------------------------------------------
REVENUES (000's):
  Residential                                       $  196,031            $  179,554
  Commercial                                           196,409               186,423
  Industrial                                            44,724                44,834
  Public Street Lighting                                 4,732                 4,686
  Public Authorities                                     4,419                 4,242
- ------------------------------------------------------------------------------------------
    Total Revenues from Sales to Customers             446,315               419,739
  Other Utilities for Resale                             9,575                19,292
- ------------------------------------------------------------------------------------------
    Total Revenues from Sales of Electricity           455,890               439,031
  Other Electric Operating Revenues                      1,265                 2,506
- ------------------------------------------------------------------------------------------
    Total Electric Operating Revenues               $  457,155            $  441,537
- ------------------------------------------------------------------------------------------
SYSTEM NET CAPABILITY AND PEAK (Kw):
  Net Installed Capability at Time of Peak           1,008,700             1,005,000
  Firm Purchases-- net                                 175,000               152,000
- ------------------------------------------------------------------------------------------
    Total System Net Capability                      1,183,700             1,157,000
- ------------------------------------------------------------------------------------------
NET PEAK LOAD                                        1,001,000               922,000

LOAD FACTOR                                                .51                   .54

HEAT RATE -- Btu of Fuel per
  Kwh Generated                                         10,441                10,486

ELECTRIC CUSTOMERS -- Year End                         251,724               248,758

RESIDENTIAL CUSTOMER STATISTICS:
  Average Annual Kwh Use                                 7,286                 6,893
  Average Annual Revenue per Kwh                         12.27(cents)          12.00(cents)
  Average Annual Bill Including Fuel                $   894.11            $   827.20
  Average Annual Fuel Cost Recovery                 $   207.01            $   209.92
==========================================================================================

                           Orange And Rockland Utilities, Inc. and Subsidiaries

OPERATING STATISTICS -- GAS

                                                                              Year Ended December 31,
                                                            1994          1993         1992         1991         1990
======================================================================================================================
SOURCE OF GAS (Mmcf):
  Purchased                                                47,618        41,983       47,070       46,438       52,013
  Manufactured                                                 38            21           22           15           14
  Storage--net                                               (906)        1,077         (450)       1,490         (565)
  Used in Electric Production                             (24,847)      (21,234)     (24,141)     (26,444)     (30,741)
  Company Use and Unaccounted For                            (432)         (630)        (549)      (1,176)        (634)
- ----------------------------------------------------------------------------------------------------------------------
    Net Energy Sold                                        21,471        21,217       21,952       20,323       20,087
- ----------------------------------------------------------------------------------------------------------------------
SALES (Mmcf):
  Residential                                              15,164        15,323       15,212       13,564       13,555
  Commercial and Industrial                                 5,257         5,233        5,295        4,766        4,807
- ----------------------------------------------------------------------------------------------------------------------
    Total Firm Sales                                       20,421        20,556       20,507       18,330       18,362
  Interruptible                                             1,023           653          889        1,325          889
  Other Utilities for Resale                                   27             8          556          668          836
- ----------------------------------------------------------------------------------------------------------------------
    Total Sales of Gas                                     21,471        21,217       21,952       20,323       20,087
- ----------------------------------------------------------------------------------------------------------------------
REVENUES (000's):
  Residential                                           $ 112,759     $ 113,116     $ 97,646     $ 82,198     $ 82,139
  Commercial and Industrial                                36,676        36,707       32,541       27,811       27,849
- ----------------------------------------------------------------------------------------------------------------------
    Total Revenues from Firm Sales                        149,435       149,823      130,187      110,009      109,988
  Interruptible                                             3,996         2,605        3,414        5,536        3,683
  Other Utilities for Resale                                  203           105        1,950        1,999        2,404
- ----------------------------------------------------------------------------------------------------------------------
    Total Revenues from Sales of Gas                      153,634       152,533      135,551      117,544      116,075
  Other Gas Revenues                                        3,534         4,724        5,128        5,143        1,636
- ----------------------------------------------------------------------------------------------------------------------
    Total Gas Operating Revenues                        $ 157,168     $ 157,257     $140,679     $122,687     $117,711
- ----------------------------------------------------------------------------------------------------------------------
MAXIMUM DAILY CAPACITY AT
  DEC. 31 (Mmcf):
  Pipeline Suppliers                                        195.2         194.6        195.9        195.9        194.7
  Propane Plants                                             30.6          30.6         30.6         30.6         30.6
- ----------------------------------------------------------------------------------------------------------------------
    Total Maximum Daily Capacity                            225.8         225.2        226.5        226.5        225.3
- ----------------------------------------------------------------------------------------------------------------------
MAXIMUM 24-HOUR SENDOUT (Mmcf)                              206.0         191.3        160.0        167.0        165.2

HEATING DEGREE DAYS                                         5,522         5,791        5,771        5,106        4,918

GAS CUSTOMERS -- YEAR END                                 110,631       109,464      108,168      106,854      105,528

RESIDENTIAL CUSTOMER STATISTICS:
  Average Annual Mcf Use                                    151.0         145.2        145.4        131.0        131.9
  Average Annual Revenue per Mcf                        $    7.44     $    7.41     $   6.44     $   6.08     $   6.09
  Average Annual Bill Including Fuel                    $1,122.89     $1,075.86     $ 936.63     $ 797.09     $ 802.61
  Average Annual Fuel Cost Recovery                     $  622.72     $  595.94     $ 500.42     $ 446.11     $ 458.11
======================================================================================================================

1994 Annual Report


FINANCIAL STATISTICS

                                                                               Year Ended December 31,
                                                         1994            1993           1992           1991           1990
============================================================================================================================
COMMON STOCK DATA:
  Earnings Per Average Common Share                 $     2.50      $     3.06     $     3.15     $     3.12     $      3.54*
  Dividends Declared Per Share                      $     2.54      $     2.49     $     2.43     $     2.37     $      2.32
  Book Value Per Share (Year End)                   $    27.79      $    27.79     $    27.22     $    26.33     $     25.46
  Market Price Range Per Share:
    High                                            $   41 1/4      $   47 1/2     $   41 7/8     $   39         $    32 3/8
    Low                                             $   28 3/8      $   38 5/8     $   32 3/8     $   30 7/8          26 1/8
    Year End                                        $   32 1/2      $   40 5/8     $   41 5/8     $   38 5/8     $    31 3/8
  Price Earnings Ratio                                   13.00           13.28          13.21          12.38            8.86
  Dividend Payout Ratio                                 101.60%          81.37%         77.14%         75.96%          65.54%
  Common Shareholders at Year-End                       23,299          24,328         25,696         25,989          26,424
  Average Number of Common Shares
    Outstanding (000's)                                 13,594          13,532         13,438         13,238          13,040
  Total Common Shares Outstanding at
    Year-End (000's)                                    13,653          13,532         13,531         13,327          13,132
  Return on Average Common Equity                         9.01%          11.16%         11.88%         12.13%          14.49%
- ----------------------------------------------------------------------------------------------------------------------------
CAPITALIZATION DATA (000'S):
  Common Stock Equity                               $  379,403      $  376,044     $  368,321     $  350,947     $   334,317
  Non-Redeemable Preferred Stock                        43,268          43,287         43,306         43,334          43,365
  Redeemable Preferred Stock                             2,774           4,158          5,542          6,926           8,311
  Long-Term Debt                                       359,622         380,266        380,202        376,839         371,660
- ----------------------------------------------------------------------------------------------------------------------------
    Total Capitalization                            $  785,067      $  803,755     $  797,371     $  778,046     $   757,653
- ----------------------------------------------------------------------------------------------------------------------------
CAPITALIZATION RATIOS:
  Common Equity                                          48.33%          46.79%         46.19%         45.11%          44.13%
  Non-Redeemable Preferred Stock                          5.51%           5.38%          5.43%          5.57%           5.72%
  Redeemable Preferred Stock                               .35%            .52%           .70%           .89%           1.10%
  Long-Term Debt                                         45.81%          47.31%         47.68%         48.43%          49.05%
- ----------------------------------------------------------------------------------------------------------------------------
SELECTED FINANCIAL DATA  (000'S):
  Operating Revenues                                $1,016,902      $  967,149     $  840,072     $  727,783      $  652,892
  Operating Expenses                                $  941,050      $  884,256     $  760,320     $  650,707      $  571,191
  Operating Income                                  $   75,852      $   82,893     $   79,752     $   77,076      $   81,701
  Net Income                                        $   37,217      $   44,815     $   45,812     $   44,868      $   49,839
  Earnings Applicable to Common Stock               $   33,966      $   41,451     $   42,334     $   41,277      $   46,133
  Net Utility Plant                                 $  856,289      $  831,980     $  814,686     $  792,413      $  765,287
  Total Assets                                      $1,313,004      $1,280,973     $1,127,501     $1,087,846      $1,039,006
  Long-Term Debt Including
    Redeemable Preferred Stock                      $  362,396      $  384,424     $  385,744     $  383,765      $  379,971
  Ratio of Long-Term Debt to Net Plant                    44.4%           46.0%          47.0%          48.0%           51.3%
  Ratio of Accumulated Depreciation to
    Utility Plant in Service                              33.1%           31.7%          30.7%          30.0%           29.3%
============================================================================================================================

*Includes non-recurring gain on sale of non-utility land of $0.55 per share.

                      ORANGE AND ROCKLAND UTILITIES, INC.

                           APPENDIX A TO EXHIBIT 13

                          FORM 10-K DECEMBER 31, 1994


      The Review of the Company's Results of Operations and Financial Condition, which is included in the Company's Annual Report to Shareholders and is incorporated by reference in this Annual Report on Form 10-K, contains certain graphic presentations of financial data which are presented in tabular format as follows:

      1. -  Graph entitled "Electric Sales to Customers"

                        Year              Millions of Mwh

                        1990                    405
                        1991                    423
                        1992                    421
                        1993                    436
                        1994                    446

      2. - Graph entitled "Costs per Kwh" shows the price paid for fuel and purchased power on a per-kwh basis as follows:

                                          Cost per Kwh of Fuel
                        Year              and Purchased Power

                        1990                  2.87 cents
                        1991                  2.74 cents
                        1992                  2.70 cents
                        1993                  2.67 cents
                        1994                  2.51 cents

      3. - Graph entitled "Firm Gas Sales" shows firm gas sales to customers as follows:

                        Year              Millions of Mcf's

                        1990                    18.4
                        1991                    18.3
                        1992                    20.5
                        1993                    20.6
                        1994                    20.4

      4. - Graph entitled "Cost per Mcf" shows the price paid for purchased gas as follows:

                                          Cost per Mcf of
                        Year              Gas Purchased

                        1990                  $3.17
                        1991                  $2.90
                        1992                  $3.52
                        1993                  $3.63
                        1994                  $3.52

02309.lfh